Exhibit 99.1

INDEPENDENT AUDITOR’S REVIEW REPORT

(A free translation from the original in Spanish)

Santiago, July 27, 2020

To the Shareholders and Directors of

Banco Santander Chile

We have reviewed the accompanying consolidated interim financial statements of Banco Santander Chile and its subsidiaries, which comprise the consolidated interim statements of financial position as of June 30, 2020, the consolidated interim statements of income and of other comprehensive income for six-month periods ended June 30, 2020 and 2019, and the related consolidated interim statements of cash flows and of changes in equity for the six-month periods then ended, and the related notes to the consolidated interim financial statements.

Management’s Responsibility for the Consolidated Interim Financial Information

Management is responsible for the preparation and fair presentation of the consolidated interim financial statements in accordance with accounting standards and instructions issued by the Commission for the Financial Market (former Superintendence of Banks and Financial Institutions). This responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of the consolidated interim financial statements in accordance with the applicable framework for preparation and presentation of financial information.

Auditor’s Responsibility

Our responsibility is to conduct our review in accordance with auditing standards generally accepted in Chile applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. The scope of a review, is substantially less than an audit conducted in accordance with auditing standards generally accepted in Chile, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the consolidated interim financial statements, mentioned in the first paragraph, to be in accordance with accounting standards and instructions issued by the Commission for the Financial Market (former Superintendence of Banks and Financial Institutions).

Santiago, July 27, 2020

Banco Santander Chile

2

Other Matter – Consolidated statement of financial position as of December 31, 2019

On February 27, 2020 we expressed an unmodified audit opinion on the consolidated financial statements as of December 31, 2019 and 2018 of Banco Santander Chile and its subsidiaries, which comprise of the consolidated statement of financial position as of December 31, 2019 set forth in the accompanying consolidated interim financial statements and the notes thereto.

Firmado digitalmente por Luis Fernando Orihuela Bertin RUT: 22.216.857-0. El certificado correspondiente puede visualizarse en la versión electrónica de este documento.

Banco Santander-Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

		As of June 30,	As of December 31,
		2020	2019
		(Unaudited)
	NOTE	MCh$	MCh$
ASSETS
Cash and deposits in banks	5	3,776,118	3,554,520
Cash items in process of collection	5	375,238	355,062
Trading investments	6	208,237	270,204
Investments under resale agreements		-	-
Financial derivative contracts	7	13,498,185	8,148,608
Interbank loans, net	8	8,717	14,833
Loans and accounts receivables from customers, net	9	34,300,657	31,823,735
Available for sale investments	10	5,294,192	4,010,272
Held to maturity investments		-	-
Investments in associates and other companies		10,012	10,467
Intangible assets	11	71,043	73,389
Property, plant, and equipment	12	189,569	197,833
Right of use assets	12	200,890	210,500
Current taxes	13	-	11,648
Deferred taxes	13	516,631	462,867
Other assets	14	2,577,254	1,434,308
TOTAL ASSETS		61,026,743	50,578,246
LIABILITIES
Deposits and other demand liabilities	15	12,411,024	10,297,432
Cash items in process of being cleared	5	284,860	198,248
Obligations under repurchase agreements		200,850	380,055
Time deposits and other time liabilities	15	14,145,381	13,192,817
Financial derivative contracts	7	13,100,269	7,390,654
Interbank borrowing		5,453,484	2,519,818
Issued debt instruments	16	9,442,203	9,500,723
Other financial liabilities	16	132,064	226,358
Lease liabiilties	12	149,983	158,494
Current taxes	13	56,294	-
Deferred taxes	13	106,393	99,608
Provisions	18	264,702	337,397
Other liabilities	19	1,584,418	2,806,325
TOTAL LIABILITIES		57,331,925	47,107,929
EQUITY
Attributable to the equity holders of the Bank		3,613,823	3,390,823
Capital	21	891,303	891,303
Reserves	21	2,341,986	2,121,148
Valuation adjustments	21	54,695	(8,093)
Retained earnings		325,839	386,465
Retained earnings from prior years		165.628	-
Income for the period		228.873	552,093
Minus: Provision for mandatory dividends		(68.662)	(165,628)
Non-controlling interest	23	80,995	79,494
TOTAL EQUITY		3,694,818	3,470,317

TOTAL LIABILITIES AND EQUITY		61,026,743	50,578,246

The accompanying notes 1 to 37 form an integral part of these consolidated interim financial statements.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 3

Banco Santander-Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENT OF INCOME

For the periods ended

		As of June 30,
		2020	2019
		(Unaudited)
	NOTE	MCh$	MCh$
OPERATING INCOME

Interest income	24	1,153,152	1,136,862
Interest expense	24	(384,510)	(443,786)

Net interest income		768,642	693,076

Fee and commission income	25	226,967	244,727
Fee and commission expense	25	(90,302)	(106,078)

Net fee and commission income		136,665	138,649

Net income (expense) from financial operations	26	216,071	22,911
Net foreign exchange gain	27	(116,001)	64,950
Other operating income	32	11,939	9,947

Net operating profit before provision for loan losses		1,017,316	929,533

Provision for loan losses	28	(293,933)	(152,622)

NET OPERATING INCOME		723,383	776,911

Personnel salaries and expenses	29	(202,582)	(199,308)
Administrative expenses	30	(127,804)	(120,665)
Depreciation and amortization	31	(55,270)	(51,679)
Impairment of property, plant and equipment	31	(638)	-
Other operating expenses	32	(45,958)	(30,831)

Total operating expenses		(432,252)	(402,483)

OPERATING INCOME		291,131	374,428

Income from investments in associates and other companies		596	543

Income before tax		291,727	374,971

Income tax expense	13	(61,325)	(79,440)

Result of continuous operations		230,402	295,531
Result of discontinued operations	35	-	1,699
NET INCOME FOR THE PERIOD		230,402	297,230

Attributable to:
Equity holders of the Bank		228,873	296,662
Non-controlling interest	23	1,529	568
Earnings per share of continuous operations attributable to Equity holders of the Bank (expressed in Chilean pesos):
Basic earnings	21	1.215	1.565
Diluted earnings	21	1.215	1.565

Earnings per share attributable to Equity holders of the Bank (expressed in Chilean pesos):
Basic earnings	21	1.215	1.574
Diluted earnings	21	1.215	1.574

The accompanying notes 1 to 37 form an integral part of these consolidated interim financial statements.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 4

Banco Santander-Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME

For the periods ended

		As of June 30,
		2020	2019
		(Unaudited)
	NOTE	MCh$	MCh$

NET INCOME FOR THE PERIOD		230,402	297,230
OTHER COMPREHENSIVE INCOME - ITEMS WHICH WILL BE RECLASSIFIED TO PROFIT OR LOSS

Available for sale investments	21	50,661	29,990
Cash flow hedge	21	35,356	(9,340)
Other comprehensive income which may be reclassified subsequently to profit or loss, before tax		86,017	20,650
Income tax related to items which may be reclassified subsequently to profit or loss		(23,225)	(5,575)

Other comprehensive income for the period which may be reclassified subsequently to profit or loss, net of tax		62,792	15,075
OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS
TOTAL OTHER COMPREHENSIVE INCOME FOR THE PERIOD		293,194	312,305

Attributable to:
Equity holders of the Bank		291,661	311,880
Non-controlling interest	23	1,533	425

Attributable to: Equity holders of the Bank:
Continuous operations		291,661	311,881
Discontinuous operations		-	1,699

The accompanying notes 1 to 37 form an integral part of these consolidated interim financial statements.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 5

Banco Santander-Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

For the periods ended June 30, 2020 and 2019 (Unaudited)

		RESERVES		VALUATION ADJUSTMENTS			RETAINED EARNINGS
	Capital	Reserves and other retained earnings	Effects of merger of companies under common control	Available for sale investments	Cash flow hedge	Income tax effects	Prior years retained earnings	Income for the period	Provision for mandatory dividends	Total attributable to equity holders of the Bank	(*) Non-controlling interest	Total Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Equity as of December 31, 2018	891,303	1,925,246	(2,224)	5,114	9,803	(4,027)	-	591,902	(177,571)	3,239,546	46,163	3,285,709
Distribution of income from previous period	-	-	-	-	-	-	591,902	(591,902)	-	-	-	-
Equity as of January 1, 2019	891,303	1,925,246	(2,224)	5,114	9,803	(4,027)	591,902	-	(177,571)	3,239,546	46,163	3,285,709
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-
Transactions with own shares	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distributions/ withdrawals made	-	-	-	-	-	-	(355,141)	-	-	(355,141)	-	(355,141)
Other equity movements	-	236,761	-	-	-	-	(236,761)	-	-	-	1	(1)
Provision for mandatory dividends	-	-	-	-	-	-	-	-	88,572	88,572	-	88,572
Subtotal	-	236,761	-	-	-	-	(591,902)	-	88,572	(266,569)	1	(266,568)
Other comprehensive income	-	-	-	30,188	(9,340)	(5,630)	-	-	-	15,218	(143)	15,075
Result of continuous operations	-	-	-	-	-	-	-	294,963	-	294,963	568	295,531
Result of discontinued operations	-	-	-	-	-	-	-	1,699		1,699	-	1,699
Subtotal	-	-	-	30,188	(9,340)	(5.630)	-	296,662	-	311,880	425	312,305
Equity as of June 30, 2019	891,303	2,162,007	(2,224)	35,302	463	(9,657)	-	296,662	(88,999)	3,284,857	46,589	3,331,446

Equity as of December 31, 2019	891,303	2,123,372	(2,224)	29,349	(40,435)	2,993	-	552,093	(165,628)	3,390,823	79,494	3,470,317
Distribution of income from previous period	-	-	-	-	-	-	552,093	(552,093)	-	-	-	-
Equity as of January 1, 2020	891,303	2,123,372	(2,224)	29,349	(40,435)	2,993	552,093	-	(165,628)	3,390,823	79,494	3,470,317
Increase or decrease of capital and reserves	-	200,838	-	-	-	-	(200,838)	-	-	-	-	-
Transactions with own shares	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distributions/ withdrawals made	-	-	-	-	-	-	(165,627)	-	-	(165,627)	-	(165,627)
Other equity movements	-		-	-	-	-		-	-	-	(32)	(32)
Provision for mandatory dividends	-	-	-	-	-	-	-	-	96,966	96,966	-	96,966
Subtotals	-	220,838	-	-	-	-	(386,465)	-	96,966	(68,661)	(32)	(68,693)
Other comprehensive income	-	-	-	50,656	35,356	(23,224)	-	-	-	62,788	4	62,792
Income for the year	-	-	-	-	-	-	-	228,873	-	228,873	1,529	230,402
Subtotal	-	-	-	50,656	35,356	(23,224)	-	228,873	-	291,661	1,533	293,194
Equity as of June 30, 2020	891,303	2,344,210	(2,224)	80,005	(5,079)	(20,231)	165,628	228,873	(68,662)	3,613,823	80,995	3,694,818

(*) See note 1 b) for non-controlling interest.

Period	Total attributable to equity holders of the Bank	Allocated to reserves	Allocated to dividends	Distributed Percentage	Number of shares	Dividend per share (in chilean pesos)
	MCh$	MCh$	MCh$	%
Year 2019 (Shareholders Meeting April 2020)	552,093	220,838	165,627	30	188,446,126,794
Year 2018 (Shareholders Meeting April 2019)	591,902	236,761	355,141	60	188,446,126,794	1.885

The accompanying notes 1 to 37 form an integral part of these consolidated interim financial statements.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 6

Banco Santander-Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

For the periods ended

		As of June 30,
		2020	2019
		(Unaudited)
	NOTE	MCh$	MCh$

A – CASH FLOWS FROM OPERATING ACTIVITIES:
NET INCOME FOR THE PERIOD		230,402	297,230
Debits (credits) to income that do not represent cash flows		(613,334)	(552,912)
Depreciation and amortization	31	55,270	51,679
Impairments of property, plant and equipment and intangibles	31	638	-
Provision for loan losses	28	329,810	194,249
Provision from trading investments mark to market		(32,151)	20,508
Income from investments in associates and other companies		(606)	(543)
Net gain on sale of assets received in lieu of payment	32	(10,244)	(9,030)
Provision on assets received in lieu of payment	32	1,056	1,616
Net gain on sale of associates and other companies		-	-
Net gain on sale of controlled companies		-	-
Net gain on sale of property, plant and equipment	32	(409)	(149)
Charge off of assets received in lieu of payment	32	8,926	7,333
Net interest income	24	(768,642)	(693,076)
Net fee and commission income	25	(136,665)	(138,649)
Other (credits) debits to income that do not represent cash flows		9,380	3,485
Changes in deferred taxes	13	(69,697)	9,665
Increase/decrease in operating assets and liabilities		44,855	440,138
(Increase) decrease of loans and accounts receivables from customers, net		(2,562,353)	(819,385)
(Increase) decrease of financial investments		(1,221,953)	(590,041)
Decrease (increase) due to resale agreements (assets)		-	-
Decrease (increase) of interbank loans		6,125	6,459
(Increase) decrease of assets received or awarded in lieu of payment		3,202	(3,025)
Increase (decrease) of debits in customers checking accounts		2,056,657	237,964
Increase (decrease) of time deposits and other time liabilities		952,564	54,684
Increase (decrease) of obligations with domestic banks		(271,620)	(480)
Increase (decrease) of other demand liabilities or time obligations		24,773	(69,787)
Increase (decrease) of obligations with foreign banks		(126,060)	95,312
Increase (decrease) of obligations with Central Bank of Chile		3,331,346	(1)
Increase (decrease) of obligations under repurchase agreements		(179,205)	85,145
Increase (decrease) in other financial liabilities		(94,294)	(5,473)
Net increase of other assets and liabilities		(2,442,698)	(155,186)
Redemption of letters of credit		(3,193)	(3,664)
Mortgage bond issuances		-	-
Senior bond issuances		954,291	1,211,816
Redemption mortgage bonds and payments of interest		(3,132)	(3,034)
Redemption and maturity of senior bonds and payments of interest		(1,285,334)	(432,891)
Interest received		1,153,152	1,136,862
Interest paid		(384,510)	(443,786)
Dividends received from investments in other companies		432	-
Fees and commissions received	25	226,967	244,727
Fees and commissions paid	25	(90,302)	(106,078)
Total cash flow provided by (used in) operating activities		(338,077)	184,456

The accompanying notes 1 to 37 form an integral part of these consolidated interim financial statements.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 7

Banco Santander-Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

For the periods ended

		June 30,
		2020	2019
		(Unaudited)
	NOTE	MCh$	MCh$

B – CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property, plant and equipment	12	(12,856)	(13,723)
Sales of property, plant and equipment		2,498	3,327
Purchases of investments in associates and other companies		-	-
Sales of investments in associates and other companies		337	-
Purchase of intangible assets	11	(11,369)	(9,201)
Total cash flow provided by (used in) investment activities		(21,390)	(19,597)

C – CASH FLOW FROM FINANCING ACTIVITIES:
From shareholder´s financing activities		312,892	(356,652)
Increase in other obligations		-	-
Subordinated bonds emisions		479,941	-
Redemption of subordinated bonds and payments of interest		(39)	-
Dividends paid		(165,627)	(355,141)
Lease paid		(1,383)	(1,511)
From non-controlling interest financing activities		-	-
Dividends and/or withdrawals paid		-	-
Total cash flow (used in) financing activities		312,892	(356,652)

D – NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD		(46,575)	(191,793)

E – EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS		201,737	(5,172)

F – INITIAL BALANCE OF CASH AND CASH EQUIVALENTS	5	3,711,334	2,256,155

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	5	3,866,496	2,059,190

		As of June 30,
Reconciliation of provisions for the Consolidated Interim Statements of Cash Flows for the periods		2020	2019
		MCh$	MCh$

Provision for loan losses for cash flow purposes		329,810	194,249
Recovery of loans previously charged off		(35,877)	(41,627)
Provision for loan losses - net	28	293,933	152,622

			Changes other than cash
Reconciliation of liabilities arising from financing activities	December, 31 2019 MCh$	Cash Flow MCh$	Acquisition MCh$	Foreign Currency Movement MCh$	UF Movement MCh$	Fair Value Changes MCh$	June, 30 2020 MCh$
Subordinated Bonds	818,084	479,902	-	-	66,705	-	1,364,691
Paid dividends	-	(165,627)	-	-	-	-	(165,627)
Other obligations	156,544	(1,383)	-	-	(5,178)	-	149,983
Total liabilities from financing activities	974,628	312,892	-	-	61,527	-	1,349,047

The accompanying notes 1 to 37 form an integral part of these consolidated interim financial statements.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 8

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CORPORATE INFORMATION

Banco Santander-Chile is a banking corporation (limited company) operating under the laws of the Republic of Chile, headquartered at Bandera N°140, Santiago. The corporation provides a broad range of general banking services to its customers, ranging from individuals to major corporations. Banco Santander-Chile and its subsidiaries (collectively referred to as the “Bank” or “Banco Santander-Chile”) offers commercial and consumer banking services, including (but not limited to) factoring, collection, leasing, securities and insurance brokering, mutual and investment fund management, and investment banking.

Banco Santander Spain controls Banco Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones Ltda. and Santander Chile Holding S.A., which are controlled subsidiaries of Banco Santander Spain. As of June 30, 2020, Banco Santander Spain owns or controls directly and indirectly 99.5% of Santander Chile Holding S.A. and 100% of Teatinos Siglo XXI Inversiones Ltda. This makes Banco Santander Spain have control over 67.18% of the Bank’s shares.

a)         Basis of preparation

These Consolidated Interim Financial Statements have been prepared in accordance with the Compendium of Accounting Standards issued by the Financial Market Comission (CMF) (exSuperintendency of Banks and Financial Institutions “SBIF”), the Chilean regulatory agency. Article 15 of the General Banking Law states that banks must apply accounting standards established by the CMF. For the topics not covered by the CMF, the Bank must apply generally accepted standards issued by the Colegio de Contadores de Chile A.G (Association of Chilean Accountants), coincident with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). In the event that any discrepancies exist between IFRS and accounting standards issued by the CMF (Compendium of Accounting Standards and Instructions), the latter shall prevail.

For purposes of these consolidated interim financial statements the Bank uses certain terms and conventions. References to “US$”, “U.S. dollars” and “dollars” are to United States dollars, references to “EUR” are to European Economic Community Euro, references to “CNY” are to Chinese Yuan, references to “JPY” are to Japanese yen, references to “CHF” are to Swiss franc, references to “AUD” references are to Australian dollar, references “Ch$” are to Chilean pesos, and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month.

The Notes to the Consolidated Interim Financial Statements contain additional information to support the figures submitted in the Consolidated Interim Statement of Financial Position, Consolidated Interim Statement of Income, Consolidated Interim Statement of Comprehensive Income, Consolidated Interim Statement of Changes in Equity and Consolidated Interim Statement of Cash Flows for the period. These contain narrative descriptions and details of these statements in a clear, relevant, reliable and comparable manner.

b)         Basis of preparation for the Consolidated Interim Financial Statements

The Consolidated Interim Financial Statements as of June 30, 2020 and 2019 and December 31, 2019, include the financial statements of the entities over which the Bank has control (including structured entities); and includes the adjustments, reclassifications and eliminations needed to comply with the accounting and valuation criteria established by IFRS. Control is achieved when the Bank:

I.	has power over the investee (i.e., it has rights that grant the current capacity of managing the relevant activities of the investee);
II.	is exposed, or has rights, to variable returns from its involvement with the investee; and
III.	has the ability to use its power to affect its returns.

The Bank reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Bank has less than the majority of the voting rights of an investee, but it will be considered to have the power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities over the investee unilaterally. The Bank considers all relevant facts and circumstances in assessing whether or not the Bank’s voting rights in an investee are sufficient to give it power, these include:

•	the size of the Bank’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders.
•	the potential voting rights held by the Bank, other vote holders or other parties.
•	the rights arising from other contractual agreements.
•	any additional facts and circumstances that indicate that the Bank has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 9

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Consolidation of a subsidiary begins when the Bank obtains control over the subsidiary and ceases when the Bank loses control over the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed during the year are included in the Consolidated Interim Statements of Income and Comprehensive Income from the date the Bank gains control until the date when the Bank ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Bank and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Bank and to the non-controlling interests even if this results in the non-controlling interests having a deficit in certain circumstances.

When necessary, adjustments are made to the financial statements of the subsidiaries to ensure their accounting policies are consistent with the Bank’s accounting policies. All balances and transactions between consolidated entities are eliminated.

Changes in the consolidated entities ownership interests in subsidiaries that do not result in a loss of control over the subsidiaries are accounted for as equity transactions. The carrying values of the Bank’s equity and the non-controlling interests’ equity are adjusted to reflect the changes to their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Bank.

In addition, third parties’ shares in the Bank’s consolidated equity are presented as “Non-controlling interests” in the Consolidated Interim Statement of Changes in Equity. Their share in the income for the year is presented as “Attributable to non-controlling interest” in the Consolidated Interim Statement of Income.

The following companies are considered entities controlled by the Bank and are therefore within the scope of consolidation:

i.	Entities controlled by the Bank through participation in equity

Name of the Subsidiary			Percent ownership share
			As of June 30,			As of December 31,			As of June 30,
		Place of Incorporation and operation	2020			2019			2019
			Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
	Main Activity		%	%	%	%	%	%	%	%	%

Santander Corredora de Seguros Limitada	Insurance brokerage	Santiago, Chile	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada	Financial instruments brokerage	Santiago, Chile	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asesoria Financiera Limitada (1)	Securities brokerage	Santiago, Chile	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	Santiago, Chile	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64
Klare Corredora de Seguros S.A. (2)	Insurance brokerage	Santiago, Chile	50.10	-	50.10	50.10	-	50.10	-	-	-
Santander Consumer Finance Limitada (3)	Financial automovite	Santiago, Chile	51.00	-	51.00	51.00	-	51.00	-	-	-

The details of non-controlling interest in all the subsidiaries can be seen in Note 23 – Non-controlling interest.

(1)	On December 18, 2019, Santander Agente de Valores Limitada changes its business name and the company’s object, to Santander Asesorías Financieras Limitada, and offering financial advice.

(2)	On October 19, 2019 Klare Corredora de Seguros S.A. was created as a digital insurance brokerage, and supporting banking business company and thus subject to banking regulations. The Banks owns the 50,10% of the company’s capital share.

(3)	On November 15, 2019, Financial Market Commission (CMF) authorized Banco Santander to acquire the 51% of the Santander Consumer Chile S.A. capital share from SK Berge (49%) and Banco Santander S.A. (2%). The sale was completed on November 27, 2019.

ii.	Entities controlled by the Bank through other considerations

The following companies have been consolidated as of June 30, 2020 and 2019 and December 31, 2019 based on the fact that the relevant activities of them are determined by the Bank (companies complementary to the banking sector) and therefore the Bank exercises control:

-	Santander Gestión de Recaudación y Cobranza Limitada (collection services).
-	Bansa Santander S.A. (management of repossessed assets and leasing of properties).
-	Multiplica SpA (Development card incentive programs).

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 10

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

iii.	Associates

An associate is an entity over which the Bank has the ability to exercise significant influence, but not control or joint control. This ability is usually represented by a share equal to or higher than 20% of the voting rights of the Company and is accounted for using the equity method.

The following companies are considered “Associates” in which the Bank accounts for its participation using the equity method:

			Percentage of ownership share
		Place of Incorporation and operation	As of June 30,	As of December 31,	As of June 30,
			2020	2019	2019
Associates	Main activity		%	%	%

Redbanc S.A. (1)	ATM services	Santiago, Chile	-	-	33.43
Transbank S.A. (1)	Debit and credit card services	Santiago, Chile	-	-	25.00
Centro de Compensación Automatizado S.A.	Electronic fund transfer and compensation services	Santiago, Chile	33.33	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	Repository of publically offered securities	Santiago, Chile	29.29	29.29	29.29
Cámara Compensación de Alto Valor S.A.	Payments clearing	Santiago, Chile	15.00	15.00	15.00
Administrador Financiero del Transantiago S.A.	Administration of boarding passes to public transportation	Santiago, Chile	20.00	20.00	20.00
Sociedad Nexus S.A. (2)	Credit card processor	Santiago, Chile	-	-	12.90
Servicios de Infraestructura de Mercado OTC S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	12.48	12.48	12.48

(1)	The Bank has entered into a process of selling the shares in Redbanc S.A., Transbank S.A. and Nexus SA, therefore, the treatment established in IFRS 5 “Non-current assets held for sale and discontinued operations” has been applied, on the participation of said companies, which is described in Note 1 t) and Note N°36.
(2)	By public deed dated January 22, 2020, the purchase and sale with Banco Itau-Corpbanca of 79,577 shares held by Banco Santander Chile with Nexus S.A. was materialized, thus finalizing the total sale of the Bank’s participation in Nexus S.A.

In the case of Cámara Compensación Alto Valor S.A., Banco Santander-Chile has a representative in the Board of Directors, which is why Management has concluded that it exercises significant influence over the same.

In the case of Servicios de Infraestructura de Mercado OTC S.A., the Bank participates, through its executives, actively in the administration, which is why Management has concluded that it exercises significant influence over it.

iv.       Share or rights in other companies

Entities over which the Bank has no control or significant influence are presented in this category. These holdings are shown at acquisition value (historical cost) less impairment, if any.

c)     Non-controlling interest

Non-controlling interest represents the portion of gains or losses and net assets which the Bank does not own, either directly or indirectly. It is presented separately in the Consolidated Interim Statement of Income, and separately from shareholders’ equity in the Consolidated Interim Statement of Financial Position.

In the case of entities controlled by the Bank through other considerations, income and equity are presented in full as non-controlling interest, since the Bank controls them, but does not have any ownership.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 11

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

d)         Reporting segments

The Bank’s operating segments correspond to the units whose operating results are regularly reviewed by the highest decision-making authority. Two or more operating segments can be added into one, only when the aggregation is consistent with the basic principle of International Financial Reporting Standard 8 “Operating Segments” (IFRS 8) and the segments have similar economic characteristics and are similar in each one of the following aspects:

i.	the nature of the products and services;
ii.	the nature of the production processes;
iii.	the type or category of customers to whom your products and services are destined;
iv.	the methods used to distribute your products or provide services; and
v.	if applicable, the nature of the regulatory framework, for example, banking, insurance, or public services.

The Bank reports separately on each operating segment that exceeds any of the following quantitative thresholds:

i.	Its reported revenue, from both external customers and intersegment sales or transfers, is 10% or more of the combined internal and external revenue of all the operating segments.
ii.	the absolute amount of its reported profit or loss is equal to or greater than 10%: (i) the combined reported profit of all the operating segments that did not report a loss; (ii) the combined reported loss of all the operating segments that reported a loss.
iii.	its assets represent 10% or more of the combined assets of all the operating segments.

Operating segments that do not meet any of the quantitative threshold may be treated as segments to be reported, in which case the information must be disclosed separately if management believes it could be useful for the users of the Consolidated Interim Financial Statements.

Information about other business activities of the segments not separately reported is combined and disclosed in the “Other segments” category.

According to the information presented, the Bank’s segments were selected based on an operating segment being a component of an entity that:

i.	Engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses from transactions with other components of the same entity);
ii.	whose operating results are regularly reviewed by the entity’s chief executive officer, who makes decisions about resources allocated to the segment and assess its performance;
iii.	for which discrete financial information is available.

e)	Functional and presentation currency

The Bank, in accordance with IAS 21 “Effects of Variations in Exchange Rates of the Foreign Currency”, has defined as functional and presentation currency the Chilean Peso, which is the currency of the primary economic environment in which the Bank operates, it also obeys the currency that influences the structure of costs and revenues.

Therefore, all balances and transactions denominated in currencies other than the Chilean Peso are considered as “Foreign currency”.

f)	Foreign currency transactions

The Bank performs transactions in foreign currencies, mainly in U.S. dollar. Assets and liabilities denominated in foreign currencies and held by the Bank are translated to Chilean pesos based on the representative market rate published by Reuters at 1:30 p.m. on the month end date. The rate used was Ch$821,40 per US$1 for June, 2020 (Ch$678.44 per US$1 for June 2019, and Ch$747.37 per US$1 for December, 2019).

The amount of net foreign exchange gains and losses include recognition of the effects that exchange rate variations have on assets and liabilities denominated in foreign currencies and the profits and losses on foreign exchange spot and forward transactions undertaken by the Bank.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 12

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

g)	Definitions and classification of financial instruments

i.	Definitions

A “financial instrument” is any contract that gives rise to a financial asset of an entity, and a financial liability or equity instrument of another entity.

An “equity instrument” is a legal transaction that evidences a residual interest on the assets of an entity deducting all of its liabilities.

A “financial derivative” is a financial instrument whose value changes in response to changes with regard to an observed market variable (such as an interest rate, a foreign exchange rate, a financial instrument’s price, or a market index, including credit ratings), whose initial investment is very small compared with other financial instruments having a similar response to changes in market factors, and which is generally settled at a future date.

“Hybrid financial instruments” are contracts that simultaneously include a non-derivative host contract together with a financial derivative, known as an embedded derivative, which is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative. As of June 30, 2020 and 2019 and December 31, 2019, Banco Santander-Chile did not keep implicit derivatives in its portfolio.

ii.	Classification of financial assets for measurement purposes

Financial assets are classified into the following specified categories: financial assets trading investments at fair value through profit or loss (FVTPL), ‘held to maturity investments’, ‘available for sale investments’ (AFS) financial assets and ‘loans and accounts receivable from customers’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

A conventional purchase or sale of financial assets is the purchase or sale of a financial asset that requires the delivery of the asset during a period that is generally regulated or arises from a convention established in the market. A conventional purchase or sale of financial assets will be recognized and written off, as appropriate, by applying the accounting of the date of contracting or that of the settlement date.

Financial assets are initially recognized at fair value plus, in the case of financial assets that aren’t accounted for at fair value with changes in profit or loss, transaction costs that are directly attributable to the acquisition or issue.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Income is recognised on an effective interest basis for loans and accounts receivables other than those financial assets classified at fair value through profit or loss.

Trading investments

Financial assets are classified as FVTPL when the financial asset is either held for trading or it is designated as fair value through profit or loss.

A financial asset is classified as held for trading if:

-	It has been acquired with the purpose of selling it in the short term; or
-	on initial recognition it is part of a portfolio of identified financial instruments that the Bank manages together and has a recent actual pattern of short-term profit-taking; or
-	it is a derivative that is not designated and effective as a hedging instrument.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 13

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

A financial asset other than a financial asset held for trading may be designated as FVTPL upon initial recognition if:

-	Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or
-	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Bank’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or
-	it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as FVTPL.

Financial assets FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognised in profit or loss. The net gain or loss recognised incorporates any dividend or interest earned on the financial asset and is included in the ‘net income (expense) from financial operations’ line item.

Held to maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Bank has the positive intent and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity investments are measured at amortised cost using the effective interest method less impairment.

Available for sale investments

AFS investments are non-derivatives that are either designated as AFS or are not classified as (a) loans and accounts receivable from customers, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss (trading investments).

Financial instruments held by the Bank that are traded in an active market are classified as AFS and are stated at fair value at the end of each reporting period. The Bank also has investments in financial instruments that are not traded in an active market but that are also classified as AFS investments and stated at fair value at the end of each reporting period (because the directors consider that fair value can be reliably measured). Changes in the carrying amount of AFS monetary financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method and dividends on AFS equity investments are recognised in profit or loss. Other changes in the carrying amount of available for sale investments are recognised in other comprehensive income and accumulated under the heading of “Valuation Adjustment”. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in the investments revaluation reserve is reclassified to profit or loss.

Dividends on AFS equity instruments are recognised in profit or loss when the Bank’s right to receive the dividends is established.

The fair value of AFS monetary financial assets denominated in a foreign currency is determined in that foreign currency and translated as the described in f) above. The foreign exchange gains and losses that are recognised in profit or loss are determined based on the amortised cost of the monetary asset.

Loans and accounts receivables from customers

Loans and accounts receivable from customers are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and accounts receivables from customers (including loans and accounts receivable from customers and interbank loans) are measured at amortised cost using the effective interest method, less any impairment.

Interest income is recognised by applying the effective interest rate, except for short-term receivables where discounting effects are immaterial.

iii.	Classification of financial assets for presentation purposes

For presentation purposes, the financial assets are classified by their nature into the following line items in the Consolidated Interim Financial Statements:

•	Cash and deposits in banks: this line includes cash balances, checking accounts and on-demand deposits with the Central Bank of Chile and other domestic and foreign financial institutions. Amounts invested as overnight deposits are included in this item and in the corresponding items. If a special item for these operations is not mentioned, they will be included along with the accounts being reported.
Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 14

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

•	Cash items in process of collection: this item includes values of documents in process of transfer and balances from operations that, as agreed, are not settled the same day, and purchase of currencies not yet received.

•	Trading investments: this item includes financial instruments held-for-trading and investments in mutual funds which must be adjusted to their fair value.

•	Investments under resale agreements: This item presents the balances corresponding to the transactions for the purchase of instruments with an agreement and the securities loans. In accordance with current regulations, the Bank does not register as its own portfolio those papers purchased with retro-purchase agreements.

•	Financial derivative contracts: financial derivative contracts with positive fair values are presented in this item. It includes both independent contracts as well as derivatives that should and can be separated from a host contract, whether they are for trading or accounted for as derivatives held for hedging, as shown in Note 7.

•	Trading derivatives: includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

•	Hedging derivatives: includes the fair value of derivatives designated as being in a hedging relationship, including the embedded derivatives separated from the hybrid financial instruments.

•	Interbank loans: this item includes the balances of transactions with domestic and foreign banks, including the Central Bank of Chile, other than those reflected in certain other financial asset classifications listed above.

•	Loans and accounts receivables from customers: these loans are non-derivative financial assets for which fixed or determined amounts are charged, that are not listed on an active market and which the Bank does not intend to sell immediately or in the short term. When the Bank is the lessor in a lease, and it substantially transfers the risks and rewards incidental to the leased asset, the transaction is presented in loans and accounts receivable from customers while the leased asset is removed from the Bank´s financial statements.

•	Investment instruments: are classified into two categories: held-to-maturity investments, and available-for-sale investments. The held-to-maturity investment classification includes only those instruments for which the Bank has the ability and intent to hold to maturity. The remaining investments are treated as available for sale.

iv.	Classification of financial liabilities for measurement purposes

Financial liabilities are classified as either financial liabilities FVTPL or other financial liabilities.

Financial liabilities FVTPL

As of June 30, 2020 and December 31, 2019, the bank does not possess any financial liabilities FVTPL.

Other financial liabilities

Other financial liabilities (including loans and accounts payable) are subsequently measured at amortised cost using the effective interest method.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 15

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

v.     Classification of financial liabilities for presentation purposes

Financial liabilities are classified by their nature into the following items in the Consolidated Interim Statement of Financial Position:

•	Deposits and other on-demand liabilities: this includes all on-demand obligations except for term savings accounts, which are not considered on-demand instruments in view of their special characteristics. Obligations whose payment may be required during the period are deemed to be on-demand obligations. Operations which become callable the day after the closing date are not treated as on-demand obligations.

•	Cash items in process of collection: this item includes balances from asset purchase operations that are not settled the same day, and sale of currencies not yet delivered.

•	Obligations under repurchase agreements: this includes the balances of sales of financial instruments under securities repurchase and loan agreements. The Bank does not record as own portfolio instruments acquired under repurchase agreements.

•	Time deposits and other time liabilities: this shows the balances of deposit transactions in which a term at the end of which they become callable has been stipulated.

•	Financial derivative contracts: this includes financial derivative contracts with negative fair values (i.e. a liability of the Bank), whether they are for trading or for hedge accounting, as set forth in Note 7.

•	Trading derivatives: includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

•	Hedging derivatives: includes the fair value of derivatives designated as being in a hedging relationship, including the embedded derivatives separated from the hybrid financial instruments.

•	Obligations with banks: Includes obligations with other banks in the country, with foreign banks or with the Central Bank of Chile and which were not classified in any previous definition.

•	Issued debt instruments: there are three types of instruments issued by the Bank: obligations under letters of credit, subordinated bonds and senior bonds placed in the local and foreign market.

•	Other financial liabilities: this item includes credit obligations to persons other than domestic banks, foreign banks, or the Central Bank of Chile, for financing purposes or operations in the normal course of business.

h)	Valuation of financial instruments and recognition of fair value changes

Generally, financial assets and liabilities are initially recognized at fair value, which, in the absence of evidence against it, is deemed to be the transaction price. Financial instruments, other than those measured at fair value through profit or loss, are initially recognized at fair value plus transaction costs. Subsequently, and at the end of each reporting period, financial instruments are measured with the following criteria:

i.	Valuation of financial instruments

Financial assets are measured according to their fair value, gross of any transaction costs that may be incurred in the course of a sale, except for credit investments and held to maturity investments.

According to IFRS 13 Fair Value Measurement, “fair value” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. When measuring fair value an entity shall take into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 16

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either: (a) in the principal market for the asset or liability, or (b) in the absence of a principal market, the most advantageous market for the asset or liability. Even when there is no observable market to provide pricing information in connection with the sale of an asset or the transfer of a liability at the measurement date, the fair value measurement shall assume that the transaction takes place, considered from the perspective of a potential market participant who intends to maximize value associated with the asset or liability.

When using valuation techniques, the Bank shall maximize the use of relevant observable inputs and minimize the use of unobservable inputs as available. If an asset or a liability measured at fair value has a bid price and an ask price, the price within the bid-ask spread that is most representative of fair value in the circumstances shall be used to measure fair value regardless of where the input is categorized within the fair value hierarchy (i.e. Level 1, 2 or 3).

Although the use of average prices is allowed as a practical resource to determine the fair value of an asset or a liability, the Bank makes a adjustment (FVA or fair value adjustment) when there is a gap between the purchase and sale price (close out cost).

IFRS 13 establishes a fair value hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

Every derivative is recorded in the Consolidated Interim Statements of Financial Position at fair value as previously described. This value is compared to the valuation at the trade date. If the fair value is subsequently measured positive, this is recorded as an asset, if the fair value is subsequently measured negative, this is recorded as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recorded in “Net income (expense) from financial operations” in the Consolidated Interim Statement of Income.

Specifically, the fair value of financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price. If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is determined using similar methods to those used to measure over the counter (OTC) derivatives. The fair value of OTC derivatives is the sum of the future cash flows resulting from the instrument, discounted to present value at the date of valuation (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV) and option pricing models, among other methods. Also, within the fair value of derivatives are included Credit Valuation Adjustment (CVA) and Debit Valuation Adjustment (DVA), all with the objective that the fair value of each instrument includes the credit risk of its counterparty and Bank´s own risk. Counterparty Credit Risk (CVA) is a valuation adjustment to derivatives contracted in non-organized markets as a result of exposure to counterparty credit risk. The CVA is calculated considering the potential exposure to each counterparty in future periods. Own-credit risk (DVA) is a valuation adjustment similar to the CVA, but generated by the Bank’s credit risk assumed by our counterparties.

“Loans and accounts receivable from customers” and Held-to-maturity instrument portfolio are measured at amortized cost using the effective interest method. Amortized cost is the acquisition cost of a financial asset or liability, plus or minus, as appropriate, prepayments of principal and the cumulative amortization (recorded in the consolidated income statement) of the difference between the initial cost and the maturity amount as calculated under the effective interest method. For financial assets, amortized cost also includes any reductions for impairment or uncollectibility. For loans and accounts receivable designated as hedged items in fair value hedges, the changes in their fair value related to the risk or risks being hedged are recorded in “Net income (expense) from financial operations”.

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows over its remaining life. For fixed-rate financial instruments, the effective interest rate incorporates the contractual interest rate established on the acquisition date. Where applicable, the fees and transaction costs that are a part of the financial return are included. For floating-rate financial instruments, the effective interest rate matches the current rate of return until the date of the next review of interest rates.

The amounts at which the financial assets are recorded represent the Bank’s maximum exposure to credit risk as at the reporting date. The Bank has also received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, equity instruments and personal securities, assets under leasing agreements, assets acquired under repurchase agreements, securities loans and derivatives.

Capital instruments whose fair value cannot be determined sufficiently objectively and financial derivatives that have these instruments as underlying assets and are settled by delivery thereof are maintained at their acquisition cost, corrected, where appropriate, by losses for deterioration they have experienced.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 17

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

ii.	Valuation techniques

Financial instruments at fair value, determined on the basis of price quotations in active markets, include government debt securities, private sector debt securities, equity shares, short positions, and fixed-income securities issued.

In cases where price quotations cannot be observed in available markets, the Bank’s management determines a best estimate of the price that the market would set using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs however for some valuations of financial instruments, significant inputs are unobservable in the market. To determine a value for those instruments, various techniques are employed to make these estimates, including the extrapolation of observable market data.

The most reliable evidence of the fair value of a financial instrument on initial recognition is usually the transaction price, however due to lack of availability of market information, the value of the instrument may be derived from other market transactions performed with the same or similar instruments or may be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The main techniques used as of June 30, 2020 and 2019 and as of December 31, 2019 by the Bank’s internal models to determine the fair value of the financial instruments are as follows:

i.	In the valuation of financial instruments permitting static hedging (mainly forwards and swaps), the present value method is used. Estimated future cash flows are discounted using the interest rate curves of the related currencies. The interest rate curves are generally observable market data.
ii.	In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black-Scholes model is normally used. Where appropriate, observable market inputs are used to obtain factors such as the bid-offer spread, exchange rates, volatility, correlation indexes and market liquidity.
iii.	In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used. The main inputs used in these models are observable market data, including the related interest rate curves, volatilities, correlations and exchange rates.

The fair value of the financial instruments calculated by the aforementioned internal models considers contractual terms and observable market data, which include interest rates, credit risk, exchange rates, quoted market price of shares and market rates of raw materials, volatility, prepayments and liquidity. The Bank’s management considers that its valuation models are not significantly subjective, since these methodologies can be adjusted and evaluated, as appropriate, through the internal calculation of fair value and the subsequent comparison with the related actively traded price.

iii.	Hedging transactions and macrohedge

The Bank uses financial derivatives for the following purposes:

i.	To sell to customers who request these instruments in the management of their market and credit risks;
ii.	to use these derivatives in the management of the risks of the Bank entities’ own positions and assets and liabilities (“hedging derivatives”), and
iii.	to obtain profits from changes in the price of these derivatives (trading derivatives).

All financial derivatives that are not held for hedging purposes are accounted for as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1.	The derivative hedges one of the following three types of exposure:

a.	Changes in the value of assets and liabilities due to fluctuations, among others, in inflation (UF), the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);
b.	Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecasted transactions (“cash flow hedge”);
c.	The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 18

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

2.	It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a.	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).

b.	There is sufficient evidence that the hedge was actually effective during the life of the hedged item or position (“retrospective effectiveness”).

3.	There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows:

a.	For fair value hedges, the gains or losses arising on both hedging instruments and the hedged items (attributable to the type of risk being hedged) are included as “Net income (expense) from financial operations” in the Consolidated Interim Statement of Income.
b.	For fair value hedges of interest rate risk on a portfolio of financial instruments, gains or losses that arise in measuring hedging instruments and other gains or losses due to changes in fair value of the underlying hedged item (attributable to the hedged risk) are recorded in the Consolidated Interim Financial Statement of Income under “Net income (expense) from financial operations”.
c.	For cash flow hedges, the change in fair value of the hedging instrument is included as “Cash flow hedge” in “Other comprehensive income”.
d.	The differences in valuation of the hedging instrument corresponding to the ineffective portion of the cash flow hedging transactions are recorded directly in the Consolidated Interim Statement of Income under “Net income (expense) from financial operations”.

If a derivative designated as a hedging instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, hedge accounting treatment is discontinued. When “fair value hedging” is discontinued, the fair value adjustments to the carrying amount of the hedged item arising from the hedged risk are amortized to gain or loss from that date, when applicable.

When cash flow hedges are discontinued any cumulative gain or loss of the hedging instrument recognized under “Other comprehensive income” (from the period when the hedge was effective) remains recorded in equity until the hedged transaction occurs, at which time it is recorded in the Consolidated Interim Statement of Income, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recorded immediately in the Consolidated Interim Statement of Income.

iv.	Embedded Derivatives in hybrid financial instruments

Embedded Derivatives in other financial instruments or in other host contracts are accounted for separately as derivatives if 1) their risks and characteristics are not closely related to the host contracts, 2) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and 3) provided that the host contracts are not classified as “Trading investments” or as other financial assets (liabilities) at fair value through profit or loss.

v.	Offsetting of financial instruments

Financial asset and liability balances are offset, i.e., reported in the Consolidated Interim Statements of Financial Position at their net amount, only if there is a legally enforceable right to offset the recorded amounts and the Bank intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously. As of June 30, 2020 and December 31, 2019 there is not offsetting of financial asset and liability balances.

vi.	Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets is determined by the extent and the manner in which the risks and rewards associated with the transferred assets are transferred to third parties:

i.	If the Bank transfers substantially all the risks and rewards of ownership to third parties, as in the case of unconditional sales of financial assets, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or written put option deeply out of the money, utilization of assets in which the transferor does not retain subordinated debt nor grants any credit enhancement to the new holders, and other similar cases, the transferred financial asset is derecognized from the Consolidated Interim Statement of Financial Position and any rights or obligations retained or created in the transfer are simultaneously recorded.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 19

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

ii.	If the Bank retains substantially all the risks and rewards of ownership associated with the transferred financial asset, as in the case of sales of financial assets under repurchase agreements at a fixed price or at the sale price plus interest, securities lending agreements under which the borrower undertakes to return the same or similar assets, and other similar cases, the transferred financial asset is not derecognized from the Consolidated Interim Financial Statement of Financial Position and continues to be measured by the same criteria as those used before the transfer. However, the following items are recorded:

-	An associated financial liability for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.
-	Both the income from the transferred (but not removed) financial asset as well as any expenses incurred due to the new financial liability.

iii. If the Bank neither transfers nor substantially retains all the risks and rewards of ownership associated with the transferred financial asset—as in the case of sales of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases, the following distinction is made:

a.	If the transferor does not retain control of the transferred financial asset: the asset is derecognized from the Consolidated Interim Statement of Financial Position and any rights or obligations retained or created in the transfer are recognized.

b.	If the transferor retains control of the transferred financial asset: it continues to be recognized in the Consolidated Interim Statement of Financial Position for an amount equal to its exposure to changes in value and a financial liability associated with the transferred financial asset is recorded. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only derecognized from the Consolidated Interim Statement of Financial Position when the rights over the cash flows they generate have terminated or when all the inherent risks and rewards of ownership have been substantially transferred to third parties. Similarly, financial liabilities are only derecognized from the Consolidated Interim Financial Statement Financial Position when the obligations specified in the contract are discharged or cancelled or the contract has matured.

i)	Recognizing income and expenses

The most significant criteria used by the Bank to recognize its revenues and expenses are summarized as follows:

i.	Interest revenue, interest expense, and similar items

Interest revenue, expense and similar items are recorded on an accrual basis using the effective interest method.

However, when a given operation or transaction is past due by 90 days or more, originated from a refinancing or renegotiation, or when the Bank believes that the debtor poses a high risk of default, the interest and adjustments pertaining to these transactions are not recorded directly in the Consolidated Interim Statement of Income unless they have been actually received.

This interest and adjustments are generally referred to as “suspended” and are recorded as memorandum accounts in they are reported as part of the complementary information thereto and as memorandum accounts. This interest is recognized as income, when collected.

The resumption of interest income recognition of previously impaired loans only occurs when such loans become current (i.e. payments were received such that the loans are contractually past-due for less than 90 days) or they are no longer classified under the C3, C4, C5, or C6 risk categories (for loans individually evaluated for impairment).

ii.	Commissions, fees, and similar items

Fee and commission income and expenses are recognized in the Consolidated Interim Statement of Income using criteria stablished in IFRS 15 “Revenue from contracts with customers”.

Under IFRS 15, the Bank recognize revenue when (or as) satisfied a performance obligations by transferring a service (ie an asset) to a customer; under this definition an asset is transferred when (or as) the customer obtains control of that asset. The Bank considers the terms of the contract and its customary business practices to determine the transaction price. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 20

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Bank transfers control of a good or service over time and, therefore, satisfies a performance obligation and recognises revenue over time, and/or the Bank satisfies the performance obligation at a point in time.

The main income arising from commissions, fees and similar items correspond to:

-	Fees and commissions for lines of credits and overdrafts:includes accrued fees related to granting lines of credit and overdrafts in checking accounts.
-	Fees and commissions for guarantees and letters of credit:includes accrued fees in the period relating to granting of guarantee payment for current and contingent third party obligations.
-	Fees and commissions for card services:includes accrued and earned commissions in the period related to use of credit cards, debit cards and other cards.
-	Fees and commissions for management of accounts:includes accrued commissions for the maintenance of checking, savings and other accounts.
-	Fees and commissions for collections and payments:includes income arising from collections and payments services provided by the Bank.
-	Fees and commissions for intermediation and management of securities:includes income from brokerage, placements, administration and securitie’s custody services.
-	Fees and commissions for insurance brokerage fees: includes income arising for insurances distribution.
-	Other fees and commissions:includes income arising from currency changes,financial advisory, cashier check issuance, placement of financial products and onlilne banking services.

The main expense arising from commissions, fees and similar items correspond to:

-	Compensation for card operation:includes commission expenses for credit and debit card operations related to income commissions card services.
-	Fees and commissions for securities transactions:includes commissions expense for deposits, securities custody service and securitie’s brokerage.
-	Other fees and commissions:includes mainly expenses generayed from online services.

The Bank has incorporated disaggregated revenue disclosure and reportable segment relationship in Note 25.

Additionaly, the Bank maintains certain loyalty programme associated to its credit cards services, for which has deferred a percentage of the consideration received in the statement of financial position to comply with its related performance obligation according IFRS 15, or has liquidated on a monthly basis as far they arise.

iii.	Non-financial income and expenses

They are recognized in accordance with the criteria established in IFRS 15, identifying the performance obligation and when they are satisfied (accrued).

iv.	Commissions in the formalization of loans

The financial commissions that arise in the formalization of loans, mainly the opening or study and information commissions, are periodized and recorded in the Interim Statement of the Consolidated Income throughout the life of the loan.

j)	Impairment

i.         Financial assets:

A financial asset, other than that at fair value through profit and loss, is evaluated on each financial statement filing date to determine whether objective evidence of impairment exists.

A financial asset or group of financial assets will be impaired if, and only if, objective evidence of impairment exists as a result of one or more events that occurred after initial recognition of the asset (“event causing the loss”), and this event or events causing the loss have an impact on the estimated future cash flows of a financial asset or group of financial assets.

An impairment loss relating to financial assets recorded at amortized cost is calculated as the difference between the recorded amount of the asset and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 21

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Individually significant financial assets are individually tested to determine their impairment. The remaining financial assets are evaluated collectively in groups that share similar credit risk characteristics.

All impairment losses are recorded in income. Any impairment loss relating to a financial asset available for sale previously recorded in equity is transferred to profit or loss.

The reversal of an impairment loss occurs only if it can be objectively related to an event occurring after the initial impairment loss was recorded. The reversal of an impairment loss shall not exceed the carrying amount that would have been determined if no impairment loss has been recognized for the asset in prior years. The reversal is recorded in income with the exception of available for sale equity financial assets, in which case it is recorded in other comprehensive income.

ii.         Non-financial assets:

The Bank’s non-financial assets, excluding investment properties, are reviewed at the reporting date to determine whether they show signs of impairment (i.e. its carrying amount exceeds its recoverable amount). If any such evidence exists, the recoverable amount of the asset is estimated, in order to determine the extent of the impairment loss.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

In connection with other assets, impairment losses recorded in prior periods are assessed at each reporting date to determine whether the loss has decreased and should be reversed. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. Losses for goodwill impairment recognized through capital gains are not reversed.

k)	Property, plant, and equipment

This category includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixed assets owned by the consolidated entities or acquired under finance leases. Assets are classified according to their use as follows:

i.           Property, plant and equipment for own use

Property, plant and equipment for own use includes but is not limited to tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing accounts receivable from third parties which are intended to be held for continuing own use and tangible assets acquired under finance leases. These assets are presented at acquisition cost less the related accumulated depreciation and, if applicable, any impairment losses resulting from comparing the net value of each item to the respective recoverable amount.

Depreciation is calculated using the straight line method over the acquisition cost of assets less their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and, therefore, is not subject to depreciation.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 22

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Bank applies the following useful lives for the tangible assets that comprise its assets:

ITEM	Useful life (in months)
Land	-
Paintings and works of art	-
Carpets and curtains	36
Computers and hardware	36
Vehicles	36
IT systems and software	36
ATMs	60
Other machines and equipment	60
Office furniture	60
Telephone and communication systems	60
Security systems	60
Rights over telephone lines	60
Air conditioning systems	84
Other installations	120
Buildings	1,200

The consolidated entities assess at each reporting period whether there is any indicator that the carrying amount of any tangible asset exceeds its recoverable amount. If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in accordance with the revised carrying amount and to the new remaining useful life.

The estimated useful lives of the items of property, plant and equipment held for own use are reviewed at the end of each reporting period to detect significant changes. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recorded in the Consolidated Interim Statement of Income in future years on the basis of the new useful lives.

Maintenance expenses relating to tangible assets held for own use are recorded as an expense in the period in which they are incurred.

ii.         Assets leased out under operating leases

The criteria used to record the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives, and to record their impairment losses, are the same as those for property, plant and equipment held for own use.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 23

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

l)	Leases

At inception of a contract the Bank assesses whether a contract contains a lease. A contract contains a lease if the contracts conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Bank assesses whether:

●	the contract involves the use of an identified asset – this may be specified explicitly or implicitly and should be physically distinct. If the supplier has a substantive substitution right, then the asset is not identified;

●	the Bank has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use, and

●	the Bank has the right to direct the use of the asset – this is decision-making purpose for which asset is use.

a. As a Lessee

The Bank recognises a right-of-use asset and a lease liability at the lease commencement date in accordance within IFRS 16 “Leases”. The main contracts that the Bank has are offices and branches related, which are necessary to carry out its activities.

At the beginning, the right-of-use asset is equal to the lease liability and is calculated as the present value of the lease payments discounted using the incremental interest rate at the commencement date, considering the lease term of each contract. The average incremental interest rate as of December 31, 2019 is 1.7%. After initial recognition, the right-of-use is subsequently depreciated using the straight-line method in accordance with the lease term of the contract, and the lease liability is amortised in accordance with the effective interest method. Financial interest is accounted as interest expense, and depreciation as depreciation expense in each period.

The term of the lease comprises non-cancelable periods established within each contract, while for lease contracts with an indefinite useful life, the Bank has determined to assign a useful life equal to the longer non-cancelable period of its lease agreements. The Bank has elected not to recognise right-of-use assets and lease liabilities for short term leases that have a lease term of 12 months or less and leases of low-value assets. The Bank recognises lease payments associated with these leases as an expense on a straight-line basis over the lease term. Any modification in the terms or lease should be treated as a new measurement.

At initial measurement, the Bank measures the right-of-use asset at cost. The rent of these leases are according in UF, and payable in Chilean pesos. According to the provisions of Circular No. 3,649 of the CMF (ex SBIF), the monthly variation in UF that affects the contracts established in said monetary unit should be treated as a new measurement, and therefore, readjustments should be recognized as a modification to the obligation and in parallel the amount of the asset must be adjusted for the right to use leased assets.

The Bank has not entered into to lease agreements with guarantee clauses for residual value or variable lease payments.

b. As a lessor

When the Bank acts as a lessor, it determines at the beginning if it corresponds to a financial or operating lease. To do this, it evaluates whether it has substantially transferred all the risks and benefits of the asset. In the affirmative case, it corresponds to a financial lease, otherwise it is a financial lease. The Bank recognizes the lease income on a straight-line basis over the lease term.

c. Third party financing

The Bank recognises the loans with third parties within “Loans and accounts receivable from customers” in the Consolidated Statements of Financial Position, the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee’s purchase option at the end of the lease term, when at the inception of the lease it is reasonably certain that the lessee will exercise the option.

The finance income and expenses arising from these contracts are recorded under “Interest income” and “Interest expense” respectively, in Consolidated Statements of Income to achieve constant return rate over the lease term.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 24

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

m) Factoring transactions

Factored receivables are valued at the amount disbursed by the Bank in exchange of invoices or other commercial instruments representing the credit which the transferor assigns to the Bank. The price difference between the amounts disbursed and the actual face value of the credits is recorded as interest income in the Consolidated Interim Statement of Income using the effective interest method over the financing period.

When the assignment of these instruments involves no liability on the part of the assignee, the Bank assumes the risks of insolvency of the parties responsible for payment.

n) Intangible assets

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of legal or contractual rights. The Bank recognizes an intangible asset, whether purchased or self-created (at cost), when the cost of the asset can be measured reliably and it is probable that the future economic benefits that are attributable to the asset will flow to the Bank.

Intangible assets are recorded initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses.

Internally developed computer software is recorded as an intangible asset if, among other requirements (basically the Bank’s ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated.

Intangible assets are amortized linearly based on the estimated useful life, which has been defined by default in 36 months, and can be modified to the extent that it is demonstrated that the Bank will benefit from the use of the intangible for a different period mentioned above.

Expenditure on research activities is recorded as an expense in the year in which it is incurred and cannot be subsequently capitalized.

o) Cash and cash equivalents

The indirect method is used to prepare the cash flow statement, starting with the Bank’s consolidated pre-tax income and incorporating non-cash transactions, as well as income and expenses associated with cash flows, which are classified as investing or financing activities.

The cash flow statement was prepared considering the following definitions:

i.	Cash flows: Inflows and outflows of cash and cash equivalents, such as deposits with the Central Bank of Chile, deposits in domestic banks, and deposits in foreign banks.

ii.	Operating activities: Principal revenue-producing activities performed by banks and other activities that cannot be classified as investing or financing activities.

iii.	Investing activities: The acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

iv.	Financing Activities: Activities that result in changes in the size and composition of equity and liabilities that are not operating or investing activities.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 25

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

p) Allowances for loan losses

The Bank continuously evaluates the entire loan portfolio and contingent loans, as it is established by the CMF, to timely provide the necessary and sufficient provisions to cover expected losses associated with the characteristics of the debtors and their loans, which determine payment behavior and recovery.

The Bank has established provisions for probable losses in credits and accounts receivable from customers in accordance with the instructions issued by the CMF (ex SBIF) and the credit risk rating and evaluation model approved by the Board of Directors, including the modifications introduced by Circulars N° 3,573 and N° 3,584 and their subsequent amendments which establish the standard method for residential mortgage loans and Circulars N° 3,638 and N° 3,647 related to commercial loans for group portfolio, complement and specify instructions on provisions and credits that make up the impaired portfolio.

The Bank uses the following models established by the CMF, to evaluate its loan portfolio and credit risk:

-	Individual assessment - where the Bank assesses a debtor as individually significant when their loans are significant, or when the debtor cannot be classified within a group of financial assets with similar credit risk characteristics, due to its size, complexity or level of exposure.

-	Group assessment - a group assessment is relevant for analyzing a large number of transactions with small individual balances due from individuals or small companies. The Bank groups debtors with similar credit risk characteristics giving to each group a default probability and recovery rate based on a historical analysis. The Bank has implemented standard models for mortgage loans (Circular N°3,573 and N°3,584), and commercial loan (Circular N° 3,638 and N°3,647) and internal models for consumer loans.

For the company Santander Consumer Finance Limitada the determination of the provision for credit risk is made using internal models under IFRS 9 to determine the expected losses for this default. These internal models are reviewed monthly and the modifications to said models are approved by the Board of Directors on a quarterly basis, after review and approval by the Company’s General Management. These models collectively evaluate the receivables, for which said loans are grouped based on similar credit risk characteristics, which indicate the debtor’s ability to pay on the entire debt, principal and interest, in accordance with the terms of the contract. In addition, this allows evaluating a large number of transactions with low individual amounts, regardless of whether they belong to individuals or small companies. Therefore, debtors and loans with similar characteristics are grouped together and each group has a risk level assigned to it. During the first half of 2020, Santander Consumer Finance Limitada carried out a calibration of its credit risk provision models, with the aim of improving the prediction parameters of customer behavior and maintaining the statistical monitoring standards, which resulted in a higher provision with an effect on results of Ch $ 1,900 million.

I.	Allowances for individual assessment

An individual assessment of commercial debtors is necessary according to the CMF, in the case of companies which, due to their size, complexity or level of exposure, must be known and analyzed in detail.

The analysis of the debtor is primarily focused on their credit quality and their risk category classification of the debtor and of their respective contingent loans and loans These are assigned to one of the following portfolio categories: Normal, Substandard and Impaired. The risk factors considered are: industry or economic sector, owners or managers, financial situation and payment ability, and payment behavior.

The portfolio categories and their definitions are as follows:

i.	Normal Portfolio includes debtors with a payment ability that allows them to meet their obligations and commitments. Evaluations of the current economic and financial environment do not indicate that this will change. The classifications assigned to this portfolio are categories from A1 to A6.

ii.	Substandard Portfolio includes debtors with financial difficulties or a significant deterioration of their payment ability. There is reasonable doubt concerning the future reimbursement of the capital and interest within the contractual terms, with limited ability to meet short-term financial obligations. The classifications assigned to this portfolio are categories from B1 to B4.

iii.	Impaired Portfolio includes debtors and their loans where repayment is considered remote, with a reduced or no likelihood of repayment. This portfolio includes debtors who have stopped paying their loans or that indicate that they will stop paying, as well as those who require forced debt restructuration, reducing the obligation or delaying the term of the capital or interest, and any other debtor who is over 90 days overdue in his payment of interest or capital. The classifications assigned to this portfolio are categories from C1 to C6.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 26

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Normal and Substandard Compliance Portfolio

As part of individual assessment, the Bank classifies debtors into the following categories, assigning them a probability of non-performance (PNP) and severity (SEV), which result in the expected loss percentages:

Portfolio	Debtor’s Category	Probability of Non-Performance (%)	Severity (%)	Expected Loss (%)
Normal Portfolio	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
Substandard Portfolio	B1	15.00	92.5	13.87500
	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

The Bank first determines all credit exposures, which includes the accounting balances of loans and accounts receivable from customers plus contingent loans, less any amount recovered through executing the financial guarantees or collateral covering the operations. The percentages of expected loss are applied to this exposure. In the case of collateral, the Bank must demonstrate that the value assigned reasonably reflects the value obtainable on disposal of the assets or equity instruments. When the credit risk of the debtor is substituted for the credit quality of the collateral or guarantor, this methodology is applicable only when the guarantor or surety is an entity qualified in a assimilable investment grade by a local or international company rating agency recognized by the CMF. Guaranteed securities cannot be deducted from the exposure amount, only financial guarantees and collateral can be considered.

Notwithstanding the foregoing, the Bank must maintain a minimum provision of 0.5% over loans and contingent loans in the normal portfolio.

Impaired Portfolio

The impaired portfolio includes all loans and the entire value of contingent loans of the debtors that are over 90 days overdue on the payment of interest or principal of any loan at the end of the month. It also includes debtors who have been granted a loan to refinance loans over 60 days overdue, as well as debtors who have undergone forced restructuration or partial debt condonation.

The impaired portfolio excludes: a) residential mortgage loans, with payments less than 90 days overdue; and, b) loans to finance higher education according to Law 20,027, provided the breach conditions outlined in Circular N°3,454 of December 10, 2008 are not fulfilled.

The provision for an impaired portfolio is calculated by determining the expected loss rate for the exposure, adjusting for amounts recoverable through available financial guarantees and deducting the present value of recoveries made through collection services after the related expenses.

Once the expected loss range is determined, the related provision percentage is applied over the exposure amount, which includes loans and contingent loans related to the debtor.

The allowance rates applied over the calculated exposure are as follows:

Classification	Estimated range of loss	Allowance
C1	Up to 3%	2%
C2	Greater than 3% and less than 20%	10%
C3	Greater than 20% and less than 30%	25%
C4	Greater than 30% and less than 50%	40%
C5	Greater than 50% and less than 80%	65%
C6	Greater than 80%	90%

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 27

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Loans are maintained in the impaired portfolio until their payment ability is normal, notwithstanding the write off of each particular credit that meets conditions of Title II of Chapter B-2. Once the circumstances that led to classification in the Impaired Portfolio have been overcome, the debtor can be removed from this portfolio once all the following conditions are met:

i.	The debtor has no obligations of the debtor with the Bank more than 30 days overdue;
ii.	the debtor has not been granted loans to pay its obligations;
iii.	at least one of the payments include the amortization of capital;
iv.	if the debtor has made partial loan payments in the last six months, two payments have already been made;
v.	if the debtor must pay monthly installments for one or more loans, four consecutive installments have been made;
vi.	the debtor does not appear to have bad debts in the information provided by the CMF ( ex SBIF), except for insignificant amounts.

II.	Allowances for group assessments

Group assessments are used to estimate allowances required for loans with low balances related to individuals or small companies.

Group assessments require the formation of groups of loans with similar characteristics by type of debtor and loan conditions, in order to establish both the group payment behavior and the recoveries of their defaulted loans, using technically substantiated estimates and prudential criteria. The model used is based on the characteristics of the debtor, payment history, outstanding loans and default among other relevant factors.

The Bank uses methodologies to establish credit risk, based on internal models to estimate the allowances for the group-evaluated portfolio. This portfolio includes commercial loans with debtors that are not assessed individually, mortgage and consumer loans (including installment loans, credit cards and overdraft lines). These methods allow the Bank to independently identify the portfolio behavior and establish the provision required to cover losses arising during the year.

The customers are classified according to their internal and external characteristics into profiles, using a customer-portfolio model to differentiate each portfolio’s risk in an appropriate manner. This is known as the profile allocation method.

The profile allocation method is based on a statistical construction model that establishes a relationship through logistic regression between variables (for example default, payment behavior outside the Bank, socio-demographic data) and a response variable which determines the client’s risk, which in this case is over 90 days overdue. Hence, common profiles are established and assigned a Probability of Non-Performance (PNP) and a recovery rate based on a historical analysis known as Severity (SEV).

Therefore, once the customers have been profiled, and the loan’s profile assigned a PNP and a SEV, the exposure at default (EXP) is calculated. This exposure includes the book value of the loans and accounts receivable from the customer, plus contingent loans, less any amount that can be recovered by executing guarantees (for credits other than consumer loans).

Notwithstanding the above, on establishing provisions associated with mortgage and commercial loans, the Bank must recognize minimum provisions according to standard methods established by the CMF (ex SBIF) for those types of loans. While this is considered to be a prudent minimum base, it does not relieve the Bank of its responsibility to have its own methodologies of determining adequate provisions to protect the credit risk of the portfolio.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 28

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Standard method of residential mortgage loan provisions

As of January 1, 2016 and in accordance with Circular N° 3,573 issued by the CMF, the Bank began applying the standard method of provisions for residential mortgage loans. According to this method, the expected loss factor applicable to residential mortgage loans will depend on the default of each loan and the relationship between the outstanding principal of each loan and the value of the associated mortgage guarantee (Loans to Value, LTV) at the end of each month.

The allowance rates applied according to default and LTV are the following:

LTV Range	Default days at month closing	0	1-29	30-59	60-89	Impaired portfolio
LTV≤40%	PNP(%)	1.0916	21.3407	46.0536	75.1614	100
	Severity (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	Expected Loss (%)	0.0002	0.0094	0.0222	0.0362	0.0537
40%< LTV ≤80%	PNP(%)	1.9158	27.4332	52.0824	78.9511	100
	Severity (%)	2.1955	2.8233	2.9192	2.9192	3.0413
	Expected Loss (%)	0.0421	0.7745	1.5204	2.3047	3.0413
80%< LTV ≤90%	PNP(%)	2.5150	27.9300	52.5800	79.6952	100
	Severity (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	Expected Loss (%)	0.5421	6.0496	11.5255	17.6390	22.2310
LTV >90%	PNP(%)	2.7400	28.4300	53.0800	80.3677	100
	Severity (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	Expected Loss (%)	0.7453	8.2532	15.7064	24.2355	30.2436

LTV = Loan capital/Value of guarantee

If the same debtor has more than one residential mortgage loan with the Bank and one of them over 90 days overdue, all their loans shall be allocated to the impaired portfolio, calculating provisions for each of them in accordance with their respective LTV.

For residential mortgage loans related to housing programs and grants from the Chilean government, the allowance rate may be weighted by a factor of loss mitigation (LM), which depends on the LTV percentage and the price of the property in the deed of sale (S), as long as the debtor has contracted auction insurance provided by the Chilean government.

Standard method of commercial loan provisions

In accordance with the Circular N°. 3,638 and N°. 3,647 issued by the CMF, as of July 1, 2019, the Bank began applying the standard model of provisions for student loans or other types of commercial loans. The impact of implementing these regulations implied an increase of approximately 4% of the stock of provisions for credit risk.

Prior to the implementation of the standard method, the Bank used its internal models for the determination of group business provisions.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 29

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

a.	Commercial leasing operations

For these operations, the provision factor must be applied to the current value of commercial leasing operations (including the purchase option) and will depend on the delinquency of each operation, the type of leased asset and the relationship, at closing of each month, between the current value of each operation and the value of the leased asset (PVB), as indicated in the following tables:

Probability Non-Performance (PNP) by default and type of asset (%)
Default days at month closing	Type of asset
	Real Estate	Non real Estate
0	0.79	1.61
1-29	7.94	12.02
30-59	28.76	40.88
60-89	58.76	69.38
Impaired portfolio	100.00	100.00

Severity (SEV) by stage and type of asset (%)
PVB Stage	Real Estate	Non real Estate
PVB ≤ 40%	0.05	18.2
40% < PVB ≤ 50%	0.05	57.00
50% < PVB ≤ 80%	5.10	68.40
80% < PVB ≤ 90%	23.20	75.10
PVB > 90%	36.20	78.90

PVB = Current valiue of operation/leased asset value

The determination of the PVB relationship will be made considering the appraisal value, expressed in UF for real estate and pesos for non-real estate, recorded at the time of granting the respective credit, taking into account any situations that may be causing pricing rises of the asset at that time.

b.	Student loans

For these operations, the provision factor should be applied to the student loan and the exposure of the contingent credit, when applicable. The determination of this factor depends on the type of student loan and the enforceability of the payment of capital or interest, at the end of each month. When payment is due, the factor will also depend on its default.

For the purposes of the classification of the loan, a distinction is made between those granted for the financing of higher studies granted in accordance with Law No. 20.027 (CAE) and, on the other hand, the CORFO guarantee credits or other student loans.

Probability Non-Performance (PNP) according enforceability, default and type of loan (%)
Is the principal and insterest enforceable	Default days at month closing	Student loans
		CAE	CORFO and other
Yes	0	5.20	2.90
	1-29	37.20	15.00
	30-59	59.00	43.40
	60-89	72.80	71.90
	Impaired portfolio	100.00	100.00
No	N/A	41.60	16.50

Severity (SEV) by stage PVB and type of asset (%)
Is the principal and insterest enforceable	Student loans
	CAE	CORFO and other
Yes	70.90
No	50.30	45.80

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 30

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

c.        Generic comercial loans and factoring

For factoring operations and other commercial loans, the provision factor, applicable to the amount of the loans and the exposure of the contingent credit will depend on the default of each operation and the relationship that exists, at the end of each month, between the obligations that the debtor has with the bank and the value of the real guarantees that protect them (PTVG), as indicated in the following tables:

Probability Non-Performance (PNP) by default and PTVG stage (%)
Default days at month closing	Guarantee		No guarantee
	PTVG ≤ 100%	PTVG > 100%
0	1.86	2.68	4.91
1-29	11.60	13.45	22.93
30-59	25.33	26.92	45.30
60-89	41.31	41.31	61.63
Impaired portfolio	100.00	100.00	100.00

Severity (SEV) by PTVG stage (%)
Guarantee	PTVG stage	Factoring and other comercial loans without responsibility	Factoring with responsibility
Guarantee	PTVG ≤ 60%	5.00	3,20
	60% < PTVG ≤ 75%	20.30	12,80
	75% < PTVG ≤ 90%	32.20	20,30
	90% < PTVG	43.00	27,10
No guarantee		56,90	35.90

The guarantees used for the purposes of calculating the PTVG relationship of this method may be specific or general, including those that are simultaneously specific and general. A guarantee can only be considered if, according to the respective coverage clauses, it was constituted in the first degree of preference in favor of the bank and only guarantees the debtor’s credits with respect to which it is imputed (not shared with other debtors). The invoices assigned in the factoring operations, nor the guarantees associated with the mortgage loans, regardless of their coverage clause, will not be considered in the calculation.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 31

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

For the calculation of the PTVG ratio, the following considerations must be taken:

i.	Transactions with specific guarantees: when the debtor granted specific guarantees, for generic commercial loans and factoring, the PTVG ratio is calculated independently for each secured transaction, such as the division between the amount of the loans and the contingent credit exposure and the value of the real guarantee that protects it.
ii.	Transactions with general guarantees: when the debtor granted general or general and specific guarantees, the Bank calculates the respective PTVG, jointly for all generic commercial loan and factoring and not contemplated in the preceding paragraph i), as the division between the sum of the amounts of the loans and exposures of contingent credits and the general, or general and specific guarantees that, according to the scope of the remaining coverage clauses, safeguard the credits considered in the numerator of the mentioned ratio.

The amounts of the guarantees used in the PTVG ratio of numbers i) and ii) must be determined according to:

-	The last valuation of the guarantee, be its appraisal or fair value, according to the type of real guarantee in question. For the determination of fair value, the criteria indicated in Chapter 7-12 of the Updated Collection of Standards should be considered.
-	Possible situations that could be causing temporary increases in the values of the guarantees.
-	Limitations on the amount of coverage established in their respective clauses.

III.	Additional provisions

According to CMF regulation, banks are allowed to establish provisions over the limits already described, to protect themselves from the risk of non-predictable economical fluctuations that could affect the macro-economic environment or a specific economic sector.

According to N°09 B-1 Chapter from the CMF Compendium of Accounting Standards, these provisions will be recorded in liabilities, similar to provisions for contingent loans.

The Bank’s Board of Directors approved the constitution of additional provisions during the second quarter of 2020 for an amount of $ 30,000 million, associated with the consumer portfolio for $ 10,000 million, commercial portfolio for $ 10,000 million and housing portfolio for $ 10,000 million (see Note N ° 03 and N ° 28). For the 2019 period, the Bank’s Board of Directors approved the constitution of additional provisions during the fourth quarter of 2019 for an amount that amounts to $ 16,000 million, associated with the Bank’s consumer portfolio (Note No. 28).

IV.	Charge-offs

As a general rule, charge-offs should be done when the contract rights over cash flow expire. In the case of loans, even if the above does not happen, the Bank will charge-off these amounts in accordance with Title II of Chapter B-2 of the Compendium of Accounting Standards (CMF).

These charge-offs refer to the derecognition from the Consolidated Interim Statements of Financial Position of the respective loan, including any not yet due future payments in the case of installment loans or leasing transactions (for which partial charge-offs do not exist).

Charge-offs are always recorded as a charge to loan risk allowances according to Chapter B-1 of the Compendium of Accounting Regulations, no matter the reason for the charge-off. Any payment received related to a loan previously charged-off will be recognized as recovery of loan previously charged-off at the Consolidated Interim Statement of Income.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 32

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Loan and accounts receivable charge-offs are recorded for overdue, past due, and current installments when they exceed the time periods described below since reaching overdue status:

Type of loan	Term

Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Mortgage loans	48 months
Consumer leasing	6 months
Other non-mortgage leasing transactions	12 months
Mortgage leasing (household and business)	36 months

V.	Recovery of loans previously charged off and accounts receivable from customers

Any recovery on “Loans and accounts receivable from customers” previously charged-off will be recognized as a reduction in the credit risk provisons in the Consolidated Interim Statement of Income.

Any renegotiation of a loan previously charged-off will not give rise to income, as long as the operation continues being considered as impaired. The cash payments received must be treated as recoveries of charged-off loans.

The renegotiated loan can only be included again in assets if it is no longer considered as impaired, also recognizing the capitalization income as recovery of charged-off loans.

q)	Provisions, contingent assets, and contingent liabilities

Provisions are liabilities of uncertain timing or amount. Provisions are recognized in the Consolidated Interim Statements of Financial Position when the Bank:

i.	Has a present obligation (legal or constructive) as a result of past events, and
ii.	it is probable that an outflow of resources will be required to settle these obligations and
iii.	the amount of these resources can be reliably measured.

Contingent assets or contingent liabilities are any potential rights or obligations arising from past events whose existence will be confirmed only by the occurrence or non-occurrence if one or more uncertain future events that are not wholly within control of the Bank.

The Consolidated Interim Financial Statements reflect all significant provisions for which it is estimated that the probability of having to meet the obligation is more than likely than not. Provisions are quantified using the best available information regarding the consequences of the event giving rise to them and are reviewed and adjusted at the end of accounting period. Provisions are used when the liabilities for which they were originally recognized are settled. Partial or total reversals are recognized when such liabilities cease to exist or are reduced.

Provisions are classified according to the obligation covered as follows:

-	Provisions for employee salaries and expenses
-	Provisions for mandatory dividends
-	Provisions for contingent loan risks
-	Provisions for contingencies

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 33

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

r)	Income taxes and deferred taxes

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases. The measurement of deferred tax assets and liabilities is based on the tax rate, in accordance with the applicable tax laws, using the tax rate that applies to the period when the deferred asset and liability will be recovered or settled. The future effects of changes in tax legislation or tax rates are recorded in deferred taxes from the date on which the law is enacted or substantially enacted.

Current taxes for the asset correspond to the provisional payments that exceed the provision for income tax or other loans at income tax, such as training expenses or donations to universities. Additionally, the monthly tax payment (P.P.M.) for recovering by profits absorbed by tax losses. In the case of liabilities they correspond to the provision for income tax calculated according to the results tax for the period, deducted the mandatory or voluntary provisional payments and other credits that apply to this obligation.

s)	Use of estimates

The preparation of the financial statements requires the Bank’s management to make estimates and assumptions that affect the application of the accounting policies and the reported values of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

In certain cases, International Financial Reporting Standards (IFRS) require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between informed market participants at the measurement date. When available, quoted market prices in active markets have been used as the basis for measurement. When quoted market prices in active markets are not available, the Bank has estimated such values based on the best information available, including the use of internal modeling and other valuation techniques.

The Bank has established allowances to cover cover probable losses, to estimate allowances. These allowances must be regularly reviewed taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality and economic conditions that may adversely affect the borrowers’ ability to pay. Increases in the allowances for loan losses are reflected as “Provision for loan losses” in the Consolidated Interim Statement of Income.

Loans are charged-off when the contractual rights for the cash flows expire, however, for loans and accounts receivable from customers the bank will charge-off in accordance with Title II of Chapter B-2 of the Compendium of Accounting Standards issued by the CMF (ex SBIF). Charge-offs are recorded as a reduction of the allowance for loan losses.

The relevant estimates and assumptions made to calculate provisions are regularly reviewed by the Bank’s Management to quantify certain assets, liabilities, revenues, expenses, and commitments. Revised accounting estimates are recorded in the period in which the estimate is revised and in any affected future period.

These estimates are based on the best available information and mainly refer to:

-	Allowances for loan losses (Notes 8, 9, and 28)
-	Impairment losses of certain assets (Notes 7, 8, 9, 10, and 31)
-	The useful lives of tangible and intangible assets (Notes 11, 12 and 31)
-	The fair value of assets and liabilities (Notes 6, 7, 10 and 34)
-	Commitments and contingencies (Note 20)
-	Current and deferred taxes (Note 13)

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 34

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

t)	Non-current assets held for sale

Non-current assets held for sale and discontinued operations

As of June 30, 2020, the Bank classified the investments in associates held up to now in Redbanc and Transbank as held for sale, in accordance with the provisions of IFRS 5 “Non-current assets held for sale and discontinued operations”, because expects to recover the book value primarily through the sale of these investments. In order to carry out this reclassification, the Bank has ensured that it complies with the requirements established for this:

•	It must be available in its current conditions for immediate sale and its sale must be highly probable.
•	For the sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset (or group of assets for its disposal), and a program to find a buyer and complete said purchase must have been actively initiated.
•	I must also expect the sale to meet the conditions for recognition as a sale ended within the year following the date of classification.

For this, the Bank will measure investments at book value, given that it represents the lowest value in relation to fair value less costs to sell. Additionally, the Bank will recognize any impairment loss on non-current assets held for sale, such as a reduction in the value of those assets to fair value less costs to sell.

As of June 30, 2020, the Bank has classified as “non-current assets held for sale” the investments in Transbank and Redbanc, while Nexus y was sold in January 2020. For more information see Note N° 36.

Assets received or awarded in lieu of payment.

Assets received or awarded in lieu of payment of loans and accounts receivable from clients are recognized at their fair value. A price is agreed upon by the parties through negotiation or, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction. In the both cases, an independent appraisal is performed.

Any excess of the outstanding loan balance over the fair value is recognized in the Consolidated Interim Statement of Income under “Provision for loan losses”.

These assets are subsequently valued at the lower of the amount initially recorded and the net realizable value, which corresponds to its fair value (liquidity value determined through an independent appraisal) less their respective costs of sale. The difference between both are recognized in the Consolidated Statement under “Other operating expenses”.

At the end of each year the Bank performs an analysis to review the “selling costs” of assets received or awarded in lieu of payments which will be applied at this date and during the following year. On December 31, 2019 the average selling cost has been estimated at 3.1% of the appraisal value (2.2% for December 31, 2018). Additionally, every 18 months a review of the appraisals (independent) is carried out to adjust the fair value of the assets.

In general, it is estimated that these assets will be disposed of within a period of one year from their award date. In compliance with the provisions of article 84 of the General Banking Law, those goods that are not sold within said period are punished in a single installment. On March 25, 2020, the CMF the CMF issued circular No. 2247 where it has resolved to grant an additional period of eighteen months for the sale of all assets that financial institutions have received in payment or are awarded between 1 March 2019 until September 30, 2020, also allowing the punishment of said assets to be carried out in installments, proportional to the number of months between the date of receipt and the date set by the bank for disposal.

u)	Earnings per share

Basic earnings per share are calculated by dividing the net income attributable to the equity holders of the Bank by the weighted average number of shares outstanding during the reported period. Diluted earnings per share are calculated in a similar manner to basic earnings, but the weighted average number of outstanding shares is adjusted to take into consideration the potential diluting effect of stock options, warrants, and convertible debt. As of June 30, 2020 and December 31, 2019, the Bank did not have any instruments that generated dilution.

v)	Temporary acquisition (assignment) of assets and liabilities

Purchases or sales of financial assets under non-optional repurchase agreements at a fixed price (repos) are recorded in the Consolidated Statements of Financial Position as an financial assignment based on the nature of the debtor (creditor) under “Deposits in the Central Bank of Chile,” “Deposits in financial institutions” or “Loans and accounts receivable from customers” (“Central Bank of Chile deposits,” “Deposits from financial institutions” or “Customer deposits”).

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 35

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Differences between the purchase and sale prices are recorded as financial interest over the term of the contract.

w)	Assets under management and investment funds managed by the Bank

Assets owned by third parties and managed by certain companies that are within the Bank’s scope of consolidation (Santander S.A. Sociedad Securitizadora), are not included in the Consolidated Interim Statement of Financial Position. Management fees are included in “Fee and commission income” in the Consolidated Interim Statement of Income.

x)	Provision for mandatory dividends

As of June 30, 2020 and December 31, 2019, the Bank recorded a provision for minimum mandatory dividends. This provision is made pursuant to Article 79 of the Corporations Act, which is in accordance with the Bank’s internal policy, which requires at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by unanimous vote of the outstanding shares. This provision is recorded as a deduction from “Retained earnings” – “Provision for mandatory dividends” in the Consolidated Interim Statement of Changes in Equity with offset to Provisions.

y)	Employee benefits

i.	Post-employment benefits – Defined Benefit Plan:

According to current collective labor agreements and other agreements, the Bank has an additional benefit available to its principal executives, consisting of a pension plan, whose purpose is to endow them with funds for a better supplementary pension upon their retirement.

Features of the Plan:

The main features of the Post-Employment Benefits Plan promoted by the Banco Santander-Chile are:

I.	Aimed at the Bank’s management.
II.	The general requirement is that the beneficiary must still be employed by the Bank when reaching 60 years old.
III.	The Bank will mixed collective life and savings insurance policy for each beneficiary in the plan. Regular voluntary installments will be paid into this fund by the beneficiary and matched by the Bank.
IV.	The Bank will be responsible for granting the benefits directly.

The projected unit credit method is used to calculate the present value of the defined benefit obligation and the current service cost.

Components of defined benefit cost include:

-	Current service cost and any past service cost, which are recognized in profit or loss for the period;
-	net interest on the liability (asset) for net defined benefit, which is recognized in profit or loss for the period;
-	new liability (asset) remeasurements for net defined benefit include: (a) actuarial gains and losses; (b) the performance of plan assets, and;

(c) changes in the effect of the asset ceiling which are recognized in other comprehensive income.

The liability (asset) for net defined benefit is the deficit or surplus, calculated as the difference between the present value of the defined benefit obligation less the fair value of plan assets.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 36

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Plan assets comprise the pension fund taken out by the Bank with a third party that is not a related party. These assets are held by an entity legally separated from the Bank and exist solely to pay benefits to employees.

The Bank recognizes the present service cost and the net interest of the Personnel wages and expenses on the Consolidated Interim Statement of Income. Given the plan’s structure, it does not generate actuarial gains or losses. The plan’s performance is established and fices during the period; consequently, there are no changes in the asset’s cap. Accordingly, there are no amounts recognized in other comprehensive income.

The post-employment benefits liability, recognized in the Consolidated Interim Statement of Financial Position, represents the deficit or surplus in the defined benefit plans of the Bank. Any surplus resulting from the calculation is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions.

When employees leave the plan before meeting the requirements to be eligible for the benefit, contributions made by the Bank are reduced.

ii. Severance provision:

Severance provision for years of employment are recorded only when they actually occur or upon the availability of a formal and detailed plan in which the fundamental modifications to be made are identified, provided that such plan has already started to be implemented or its principal features have been publicly announced, or objective facts about its execution are known.

iii. Cash-settled share based compensation

The Bank allocates cash-settled share based compensation to executives of the Bank and its Subsidiaries in accordance with IFRS 2. The Bank measures the services received and the obligation incurred at fair value.

Until the obligation is settled, the Bank calculates the fair value at the end of each reporting period, as well as at the date of settlement, recognizing any change in fair value in the income statement for the period.

z) New accounting pronouncements

I.	Adoption of new accounting standards and instructions issued by both the current Commission for the Financial Market (CMF) and by The International Accounting Standards Board:

At the date of issuance of these Consolidated Interim Financial Statements, the new accounting pronouncements issued by both the current CMF (ex SBIF) and the International Accounting Standards Board, which have been fully adopted by the Bank, are detailed below.

1.	Accounting Standards issued by the current Financial Market Commission (CMF), exSuperintendency of Banks and Financial Institutions.

Accounting Standards issued by the Financial Market Commission

Circular N ° 2247 - Updated Compilation of Standards. Chapter 10-1. Assets received in lieu of payment. Long sale period. On March 25, 2020, the CMF issued this circular that grants an additional term of 6 more months (18 total) for the disposal of all assets that financial institutions have received in payment or are awarded between March 1, 2019 until September 30, 2020, also allowing the punishment of such assets to be carried out in installments, proportional to the number of months between the date of their receipt and that set by the bank for their disposal. These measures have been adopted by the Bank immediately.

Circular N ° 2248 - Updated Compilation of Standards. Chapter 12-1. Equity for legal and regulatory purposes. Treatment of guarantees in favor of third parties in bilateral compensation agreements. On March 30, 2020, the CMF issued this circular modifies the treatment of the derivative variation margin. This topic is not currently addressed in the provisions of Chapter 12-1 of the Updated Compilation of Standards, but is consistent with the provisions of the Basel III Framework, regarding the determination of net exposures of assets and liabilities covered in legally recognized compensation contracts in the jurisdictions to which the parties agree. Specifically, in the case of derivative transactions entered into under a bilateral clearing framework contract, in which the net fair value of the cleared positions is negative, said amount may be deducted from the guarantees established under the contract, at in order to determine the asset subject to risk weighting, provided that the guarantees meet the established conditions. This modification generated an improvement of 15 basis points in the Basel Bis Ratio as of June 30, 2020.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 37

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Circular N ° 2250 - Updated Compilation of Standards. Chapter 12-1. Heritage for legal and regulatory purposes. It allows adding a proportion of the State guarantees to the additional provisions. On April 20, 2020, the CMF issued this circular that modifies paragraph 3.1 of Title I of the aforementioned chapter, where it may be added to the additional provisions referred to in letter b), within the limit of 1.25% indicated there. , an amount of up to 15% of the guarantees that cover the risk-weighted assets, the guarantees that correspond to guarantees or re-guarantees granted by the Chilean Treasury, CORFO and FOGAPE. These measures have been adopted by the Bank immediately.

Circular N ° 2257 - Compendium of Accounting Standards for Banks. It allows the recognition of the excess of mortgage guarantee for the home in the standard model of provisions of the group commercial portfolio. On May 22, 2020, the CMF issued this circular, taking into account the effects that the health crisis caused by the Covid-19 pandemic will have on banking activity and credit risk, this Commission has resolved to review the aforementioned restriction, in accordance with transitory manner and until the full validity of the aforementioned new legal framework that includes the Basel III guidelines, allowing the recognition of the excess mortgage guarantee associated with housing loans in the standard provision model of the group commercial portfolio in Chapter B-1, determined from the application of a 20% haircut. These measures have been adopted by the Bank immediately.

2.	Accounting Standards issued by the International Accounting Standards Board

Conceptual framework for financial reporting 2018 - This framework was issued on March 29, 2018, and its purpose is to: (a) assist the IASB in the development of IFRS regulations on a consistent basis of concepts, (b) assist preparers in the development of consistent accounting policies when there is no standard that applies to a particular transaction or other event, or when a standard allows a series of accounting policies; and (c) assist the parties in the understanding and interpretation of the regulations.

The revised framework includes a new chapter on measurement, guidelines for reporting financial performance, improvements to definition and guidance, and clarifications of important issues (for example: management functions, prudence and measurement of uncertainties in financial reporting).

The IASB also included an amendment that updates references to the framework in certain standards. These amendments are effective for annual periods beginning on January 1, 2020. Bank Management is evaluating the potential impact of this modification.

Amendments to IFRS 3 - Definition of a business - On October 22, 2018, the IASB published this amendment, which clarifies the business definition, with the objective of helping entities determine whether a transaction should be accounted for as a business combination. or as the acquisition of an asset. The modifications:

(a)	Clarify that, to be considered a business, an acquired set of activities and assets must include, as a minimum, an input and a substantive process that together contribute significantly to the ability to produce products;
(b)	eliminate the evaluation of whether market participants can replace the missing processes or supplies and continue with the production of products;
(c)	add guides and illustrative examples to help entities assess whether a substantial process has been acquired;
(d)	restrict the definitions of a business or products focusing on goods and services provided to customers and eliminate the reference to the ability to reduce costs; y
(e)	they add an optional concentration test that allows a simplified evaluation of whether a set of activities and businesses acquired is not a business.

Entities are required to apply the amendments to transactions whose acquisition date is from the beginning of the first annual reporting period beginning on or after January 1, 2020. Early application is permitted. The Administration does not initially see an effect until a business combination is made.

Modifications to IAS 1 and IAS 8 - Definition of material or materiality - On October 31, 2019, the IASB published these amendments, whose objective is to improve the understanding of the definition of material or with relative importance, coordinating the wording of the definition in the IFRS Standards and the Conceptual Framework to avoid the possibility of confusion arising from different definitions; incorporating support requirements in IAS 1 in the definition to give them more prominence and clarify their applicability; and supplying the existing guides on the definition of material or with relative importance in one place, together with the definition.

This amendment primarily affects paragraph 7 of IAS 1, paragraph 5 of IAS 8, and eliminates paragraph 6 of IAS 8, and is applicable prospectively to annual periods beginning on or after January 1, 2020. Permit your anticipate app. The Bank’s Administration is evaluating the potential impact of this modification.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 38

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Modifications to IFRS 9, IAS 39 and IFRS 7 – Reference interest rate reform – On September 26, 2019, IASB published this modification that requires additional disclosures regarding the uncertainty generated by the reform at a reference interest rate, this publication constitutes the first reaction to the potential effects that the reform would generate to the IBOR in the states financial and modifies the specific accounting requirements of cash flow hedge coverage assuming that the reference interest rate is not modified as a result of its reform. These modifications are effective as of January 1, 2020 with retroactive effect, and early application allowed. The Bank Administration is evaluating the potential impact of this modification.

Amendment to IFRS 16 - Rental concessions related to Covid-19. On May 29, 2020, the IASB issued this amendment to provide an exception to tenants from not accounting for a lease concession as a lease amendment if it is related to Covid-19. But you must disclose the application of this exception. The modification is effective as of June 1, 2020, with early application allowed even for financial institutions that have not yet been authorized as of May 28, 2020. The Bank has decided not to take any concession in relation to its lease contracts, therefore that this modification has not had an impact on the Bank’s Consolidated Financial Statements.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 39

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

II.	New accounting standards and instructions issued by both the Commission for the Financial Market (CMF) and by the International Accounting Standards Board that have not come into effect as of June 30, 2020

1.	Accounting Standards issued by the current Financial Market Commission (CMF), exSuperintendency of Banks and Financial Institutions.

Circular N ° 2,243 - Compendium of Accounting Standards for Banks. On December 20, 2019, the CMF issued the updated version of the compendium of accounting standards for banks (CNCB), which mainly incorporates the new modifications introduced by the International Accounting Standards to the international financial reporting standards (IFRS) in recent years, particularly IFRS 9, 15 and 16, also establishes new limitations or precisions due to the need to follow more prudential criteria (ie. Chapter 5 of impairment of IFRS 9) that are detailed in chapter A-2. The amendments seek greater convergence with IFRS, improve financial information disclosures and contribute to the transparency of the banking system. The new CNCB is applicable as of January 1, 2021, with 2020 as the year of transition, for the purposes of comparative financial statements as of March 2021. The Bank has currently evaluated the effects of said regulations and is in the process of implementing the necessary changes derived from the new CNCB. See note No. 37 “Subsequent events”.

Circular No. 2,249 - Compendium of Accounting Standards for Banks. On April 20, 2020, the CMF announced that it would postpone the entry into force of the new CNCB from January 1, 2022 with a transition date of January 1, 2021 for purposes of comparative financial statements in March 2022. However , the change of criteria for the suspension of the recognition of income for interests and readjustments (chapter B-2), must be adopted no later than January 1, 2022, with the transition date the beginning of any month prior to such date, recording impact against equity and revealing the date on which this criterion was adopted.

2.	Accounting Standards issued by the International Accounting Standards Board

IFRS 9, Financial Instruments - On July 24, 2014, the IASB published the final version of IFRS 9 - Financial Instruments, including the regulations already issued together with a new expected loss model and minor modifications to the classification and measurement requirements for financial assets, adding a new category of financial instruments: assets at fair value with changes in other comprehensive result for certain debt instruments. It also includes an additional guide on how to apply the business model and testing of contractual cash flow characteristics.

On October 12, 2017, “Amendment to IFRS 9: Characteristics of Anticipated Cancellation with Negative Compensation” was published, which clarifies that according to the current requirements of IFRS 9, the conditions established in Test SPPI are not met if the Bank should make a settlement payment when the client decides to terminate the credit. With the introduction of this modification, in relation to termination rights, it is allowed to measure at amortized cost (or FVOCI) in the case of negative compensation.

At the local level, the CMF of Banks has established that this standard is part of the new CNCB applicable as of January 1, 2021, except in relation to the impairment of financial instruments (chapter 5.5) and paragraphs 5.4.1 (a) and (b), 5.4.3. and 5.4.4. regarding placements (“Debt from Banks” and “Credits and accounts receivable from customers”, or contingent credits), since the criteria for these topics are defined in chapters B-1 and B-3 of the aforementioned Compendium .

Amendments to IFRS 10 and IAS 28 - Sale and Contribution of Assets between an Investor and its Associate or Joint Venture - On September 11, 2014, the IASB published this amendment, which clarifies the scope of the gains and losses recognized in a transaction that involves to an associate or joint venture, and that this depends on whether the asset sold or contribution constitutes a business. Therefore, the IASB concluded that all of the gains or losses should be recognized against the loss of control of a business. Likewise, profits or losses resulting from the sale or contribution of a non-business subsidiary (IFRS 3 definition) to an associate or joint venture must be recognized only to the extent of unrelated interests in the associate or business set.

This standard was initially effective as of January 1, 2016, however, on December 17, 2015 the IASB issued “Effective Date of Amendment to IFRS 10 and IAS 28” indefinitely postponing the entry into force of this standard. As such, management will evaluate its potential effects when a new effective date is established.

IFRS 17 Insurance Contracts - This regulation issued on May 18, 2017, establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts issued. It also requires similar principles to apply to reinsurance contracts held and investment contracts issued with discretionary participation components. IFRS 17 supersedes IFRS 4 Insurance Contracts.

IFRS 17 will apply to annual periods beginning on or after January 1, 2021. Its early application is permitted. This rule does not apply directly to the Bank, however, the Bank has an interest in the insurance business and will ensure that this rule is applied correctly and in a timely manner.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 40

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Modification to IAS 1 - Classification of liabilities as current and non-current - On January 23, 2020 the IASB issued this modification that affects only the presentation of liabilities in the statement of financial position. The classification as current or non-current should be based on the rights existing at the end of the reporting period and align the wording in all the affected paragraphs by referring to the right to defer settlement for at least 12 months and specify that only the rights in force at the end The reporting period affects the classification of a liability. Along the same lines, it clarifies that the classification is not affected by the expectations of whether an entity will exercise its right to defer the settlement of a liability and makes it clear that the settlement refers to the transfer to the counterparty of cash, equity instruments , other assets or services. This modification is effective as of January 1, 2022 with retroactive effect, and early application allowed. The Bank’s administration will evaluate the impact that this rule will have on the presentation of the statement of situation.

Annual Improvements to IFRSs 2018-2020. On May 15, 2020, the IASB issued the following improvements:

-	IFRS 1 First Adoption of IFRS’s - Subsidiary as first-time adopter: the amendment allows a subsidiary that applies paragraph D16
(a) of IFRS 1 measure the accumulated differences using the amounts reported by its parent, based on the date.
-	IFRS 9 Financial Instruments - Fees in the “10% test” for derecognition of financial liabilities: The amendment clarifies that Fees should include an entity when it applies the “10% test” in paragraph B3.3.6 of IFRS 9 when assessing derecognition of a financial liability. A entity will include only commissions paid and received between the entity (the debtor) and the lender, including commissions paid and received by the entity or the lender on behalf of others.
-	IFRS 16 Leases - Lease Incentives: The amendment to Illustrative Example 13 that accompanies IFRS 16 removes from the example the illustration of reimbursement of improvements to the landlord to resolve any possible confusion regarding the treatment of leasing that may arise because of how lease incentives are illustrated in that example.
-	IAS 41 Agriculture - Taxes on fair value measurement: the amendment eliminates the requirement of paragraph 22 of IAS 41 for entities exclude cash flows from taxes when measuring the fair value of a biological asset using the present value technique. This will guarantee consistency with the requirements of IFRS 13.

The improvements to IFRS 1, IFRS 9 and IAS 41 are effective as of January 1, 2022, with earlier application permitted. The amendment to IFRS 16 only refers to an illustrative example, so it does not set an effective date. The Bank’s management will evaluate the impact that this standard will have on the presentation of the situation.

Improvements to IAS 16 Property, plant and equipment - Income before intended use. On May 15, 2020, the IASB published this improvement, which prohibits deducting from the cost of an item of property, plant and equipment any income from the sale of items produced while they are located and placed in the necessary conditions for it to operate. in the manner intended by management. Instead, an entity recognizes the income from the sale of those items and the cost of producing them, in profit or loss. This amendment is effective as of January 1, 2022, with early application permitted. The Bank’s administration will evaluate the impact that this regulation will have on the presentation of the statement of situation.

Modification IAS 37 - Onerous contracts, costs of fulfilling a contract. On May 15, 2020, the IASB published this amendment, which establishes that the cost of fulfilling a contract comprises the costs that are directly related to the contract. The costs that are directly related to a contract can be incremental costs of fulfilling that contract (examples would be direct labor, materials) or an allocation of other costs that are directly related to the fulfillment of contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used to fulfill the contract). This amendment is effective as of January 1 2022, with early application allowed. The Bank’s management will evaluate the impact that this standard will have on the presentation of the statement situation.

Modification to IFRS 3 - Reference to the conceptual framework. On May 15, 2020 the IASB published this amendment which updates IFRS 3 to refer to the 2018 Conceptual Framework instead of the 1989 Framework. Additionally, it adds to IFRS 3 a requirement for transactions and other events within the scope of IAS. 37 or IFRIC 21, for an acquirer to apply IAS 37 or IFRIC 21 (instead of the Conceptual Framework) in identifying liabilities assumed in a business combination, and adds an explicit statement stating that an acquirer should not recognize assets contingents acquired in a business combination. This amendment is effective as of January 1, 2022, with early application permitted. The Bank’s management will evaluate the impact that this standard will have on the presentation of the balance sheet.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 41

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 02

ACCOUNTING CHANGES

As of the date of these Consolidated Interim Financial Statements, there are no accounting changes to disclose.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 42

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 03

SIGNIFICANT EVENTS

As of June 30, 2020, the following significant events have occurred and affected the Bank’s operations and Consolidated Interim Financial Statements.

a) The Board

On March 23, 2020, in an extraordinary session of the Board of Directors, it was agreed to modify the summons to the Ordinary Shareholders Meeting, initially scheduled for April 21, 2020 and to establish a new date for April 30, 2020, with the in order to propose a new distribution of profits and payment of dividends, taking it from the 60% originally proposed to 30% of the retained earnings as of December 31, 2019 equivalent to $ 0.87891310 per share and to propose that 30% of the profits for the fiscal year 2019 is destined to retained earnings and the remaining 40% is destined to increase the Bank’s reserves.

b) Shareholders Meeting

At the Ordinary Shareholders’ Meeting of Banco Santander-Chile held on April 30, 2020, together with approving the Financial Statements for the year 2019, it was agreed to distribute 30% of the net profits for the year (which are called in the financial statements ” Profit attributable to equity holders of the Bank “), which amounted to $ 552,093 million. Said profits correspond to a dividend of $ 0.87891310 for each share. Likewise, it was approved that the remaining 40% of the profits be destined to increase the Bank’s reserves and the remaining 30% be destined to retained earnings from previous years.

Board Election: the election of Messrs. Alfonso Gómez, Claudio Melandri, Rodrigo Vergara, Félix de Vicente, Orlando Poblete, Juan Pedro Santa María, Ana Dorrego, Rodrigo Echenique and Lucía Santa Cruz, as Regular Directors, and Blanca Bustamante and Oscar von Chrismar, as Alternate Directors, who will hold their positions for a period of three years until the next renewal of the entire Board of Directors.

Appointment of external auditors: the appointment of PricewaterhouseCoopers Consultores Auditores SpA as external auditors for the 2020 financial year is approved.

c) COVID-19

Coronavirus COVID-19 or SARS CoV-2 is a highly contagious infectious disease, which was first detected in Wuhan, China during December 2019. Subsequently, on March 11, 2020, the Organizacion Mundial de la Salud (OMS) declared as a pandemic. In Chile, on March 18, 2020, the President of the Republic decreed a state of national catastrophe to implement sanitary and economic measures in this regard.

As a consequence of this pandemic, there have been falls in the financial markets and an increasing threat of recession. To mitigate this impact, local and international organizations have published certain aid measures.

On March 23, 2020, the CPM published a package of measures aimed at granting greater flexibility to the financial system:

•	Regulatory treatment that facilitates the possibility of deferring up to three installments in the payment of mortgage loans.
•	Facilities for banks to make loan terms for SME debtors more flexible up to 6 months.
•	Possibility of using surplus mortgage guarantees to guarantee loans to SMEs (Standard in consultation “Treatment of excess mortgage guarantees as a risk mitigator for commercial loans” of April 14, 2020, with delivery of comments on April 24, 2020.
•	Extension of terms for the disposal of Assets received in lieu of payment (Circular No. 2247, see Note 1 letter z).
•	Treatment of the variation margin of derivatives (Circular N ° 2248, see Note 1 letter z and Note N ° 22 Basel capital requirements).

On April 2, 2020, the CMF published additional transitory measures for the treatment of provisions. The new measures seek to provide an accounting framework for the rescheduling of credit, facilitate its conditions and avoid computing higher provisions.

The exceptional treatment will be in force until July 31, 2020 and considers the freezing of provisions in the following situations:

•	Mortgage: the maximum grace period or dividend extension will be 6 months for those debtors who are up to date or have a arrears not exceeding 30 days within the period of validity indicated.

•	Commercial: the maximum grace or extension period will be 4 months for those debtors who are up to date or have a default of no more than 30 days or a fee within the indicated period of validity.

•	Consumer: the maximum grace or extension period will be 3 months for those debtors who are up to date or have a default of no more than 30 days within the indicated period of validity.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 43

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 03

SIGNIFICANT EVENTS, continued

In addition, the CMF requests that measures be taken to facilitate customer and user service, and maintain adequate risk management policies and establish prudent dividend distribution policies, given the situation.

In compliance with the financial support measures indicated by the State, the Bank has granted placements for Ch $ 10,404,935 million as of June 30, 2020.

Central Bank of Chile

On April 9, 2020, the Central Bank of Chile (BCCh) announced new measures to support the operation of financial markets, which are indicated below:

•	Extension of terms in liquidity management programs in pesos and dollars through REPO, FX - Swap operations to 4,000 million and US $ 4,500 million in NDF.
•	Transitory modification of the monetary reserve regulations, expanding the constitution of the reserve requirement in foreign currency obligations from US dollars to euros, yen and Chilean pesos.
•	Temporary adjustment of liquidity requirements for banking companies, suspending compliance with the requirements for mismatches of terms (30 and 90 days) and making it easier to regulate and comply with the short-term liquidity limit (LCR), in coordination with the CMF, which will remain 70% of by 2020.

d) Laws and Regulation

On February 24, 2020, the law that modernizes the tax system is published in the Official Gazette. Among other aspects, this new regulation implies modifications to the Income Tax Law, modifications to the Value Added Tax (VAT) and modifications to the Tax Code.

On March 30, 2020, the CMF reports flexibility in the implementation deadlines of Basel III. In coordination with the Central Bank of Chile, they resolved to postpone by one year the implementation of the capital requirements required by the regulation and to maintain the general regulatory framework in force for bank capital requirements until December 2021.

At the end of March 2020, the Central Bank established the Conditional Credit Facility to Increase Loans (FCIC) and the Liquidity Line of Credit (LCL) programs. These are lines for banks, with resources and incentives for them to continue financing and refinancing loans to households and companies, especially those that do not have access to the capital market. The initial amount is equivalent to US $ 4.8 billion and may increase, as loans increase. In turn, the additional line has a growth margin of four times the initial line, equivalent to US $ 19.2 billion, which would bring the total closer to US $ 24 billion. This measure also considers the expansion of collateral to access this facility, including a portfolio of commercial loans of individual evaluation, categories A1 to A3.

On April 20, 2020, the CMF announced that it would postpone the entry into force of the new CNCB from January 1, 2022 with a transition date of January 1, 2021 for purposes of comparative financial statements in March 2022. However , the change of criteria for the suspension of the recognition of income for interests and readjustments (chapter B-2), must be adopted no later than January 1, 2022, with the transition date the beginning of any month prior to such date, recording impact against equity and revealing the date on which this criterion was adopted.

On May 29, 2020, Law No. 21234 was published, which limits the liability of holders or users of payment cards and electronic transactions in the event of loss, theft, theft or fraud. The Law establishes that the burden of proof for operations that the user is unaware of having authorized will always fall on the issuer. The only record of the operations will not be enough, necessarily, to demonstrate that it was authorized by the user, nor that the user acted with fault or carelessness that are attributable to him. The issuer must proceed to cancel charges or restitution of funds within a period of 5 business days from the date of the claim, if the amount is less than 35 UF or 7 additional days for higher amounts. Additionally, issuers are prohibited from offering insurance whose coverage corresponds to risks that must be assumed by the issuer in accordance with the new law.

Financial portability: The Law that regulates the financial portability of clients was published in the Official Gazette on June 9, 2020 with effect from 90 days later. The main purpose of this Law is to facilitate the client’s change of financial provider. The Bank is adjusting its processes and controls to comply with the aforementioned Law.

e) Companies

On March 20, 2020, Klare Corredora de Seguros S.A. received notification from the CMF of its registration in the Registry of Assistants of the Insurance Trade as a General and Life Insurance Broker. Currently the company operates under the modality of a 100% digital Insurance Broker.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 44

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 03

SIGNIFICANT EVENTS, continued

f) Issuance of bank bonds

f.1) Senior bonds

As of June 30, 2020, the Bank has issued current bonds for USD 22,000,000. The detail of the placements made during the current year is included in Note 16.

Series	Currency	Term (years)	Issuance rate (Annual) %	Issue date	Amount	Maturity date
USD	USD	5	2.70	01-07-2020	22,000,000	01-07-2025
Total	USD				22,000,000

f.2) Subordinated bonds

As of June 30, 2020, the Bank has issued current bonds for USD 200,000,000 and UF 5,000,000. The detail of the placements made during the current year is included in Note 16.

Series	Currency	Term (years)	Issuance rate (Annual) %	Issue date	Amount	Maturity date
USD	USD	10	3.79	01-21-2020	200,000,000	01-21-2030
Total	USD				200,000,000
USTDW20320	UF	15 and 3 months	3.50	03-01-2020	5,000,000	09-01-2035
Total	UF				5,000,000

g) Others

On June 17, 2020, the Bank’s Board of Directors approved the constitution of additional voluntary provisions for an amount that amounts to $ 30,000 million, in order to mitigate possible future effects of the current health crisis on the Bank’s loan portfolio.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 45

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 04

REPORTING SEGMENTS

The Bank manages and measures the performance of its operations by business segments. The information disclosed in this note is not necessarily comparable to that of other financial institutions, since it is based on management’s internal information system by segment.

Inter-segment transactions a re conducted under normal arm’s length commercial terms and conditions. Each segment’s assets, liabilities, and income include items directly attributable to the segment to which they can be allocated on a reasonable basis.

In order to achieve compliance with the strategic objectives established by senior management and adapt to changing market conditions, from time to time, the Bank makes adjustments in its organization, modifications that in turn impact to a greater or lesser extent, in the way in which it is managed. As such, current disclosure provides information for all periods presented on how the Bank is managed as of June 30, 2020.

The Bank has the reportable segments noted below:

Retail Banking

Consists of individuals and small to middle-sized entities (SMEs) with annual income less than Ch$2,000 million. This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, commercial loans, foreign exchange, mortgage loans, debit cards, checking accounts, savings products, mutual funds, stockbrokerage, and insurance brokerage. Additionally the SME clients are offered government-guaranteed loans, leasing and factoring.

Middle-market

This segment is made up of companies and large corporations with annual sales exceeding Ch$2,000 million. It serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry who carry out projects to sell properties to third parties and annual sales exceeding Ch$800 million with no upper limit. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance brokerage. Also companies in the real estate industry are offered specialized services to finance residential projects, with the aim of expanding sales of mortgage loans.

Global Corporate Banking

This segment consists of foreign and domestic multinational companies with sales over Ch$10,000 million. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investments, savings products, mutual funds and insurance brokerage.

This segment also consists of a Treasury Division which provides sophisticated financial products, mainly to companies in the Middle-market and Global Corporate Banking segments. These include products such as short-term financing and fund raising, brokerage services, derivatives, securitization, and other tailor-made products. The Treasury area may act as brokers to transactions and also manages the Bank’s investment portfolio.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 46

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 04

REPORTING SEGMENTS, continued

Corporate Activities (“Other”)

This segment mainly includes the results of our Financial Management Division, which develops global management functions, including managing inflation rate risk, foreign currency gaps, interest rate risk and liquidity risk. Liquidity risk is managed mainly through wholesale deposits, debt issuances and the Bank’s available for sale portfolio. This segment also manages capital allocation by unit. These activities usually result in a negative contribution to income.

In addition, this segment encompasses all the intra-segment income and all the activities not assigned to a given segment or product with customers.

The segments’ accounting policies are those described in the summary of accounting policies. The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations. To evaluate a segment’s financial performance and make decisions regarding the resources to be assigned to segments, the Chief Operating Decision Maker (CODM) bases his assessment on the segment’s interest income, fee and commission income, and expenses.

Below are the tables showing the Bank’s results by business segment, for the periods ending as of June 30, 2020 and 2019:

		June 30, 2020
	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Provision for loan losses	Support expenses (3)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Retail Banking	23,716,643	515,326	107,930	13,090	(160,801)	(299,188)	176,357
Middle-market	9,119,748	164,555	19,708	9,561	(56,949)	(46,574)	90,301
Global Corporate Banking	2,273,420	53,325	12,465	40,020	(37,351)	(35,203)	33,256
Other	178,152	35,436	(3,438)	37,399	(38,832)	(4,691)	25,874

Total	35,287,963	768,642	136,665	100,070	(293,933)	(385,656)	325,788

Other operating income							11,939
Other operating expenses							(46,596)
Income from investments in associates and other companies							596
Income tax expense							(61,325)
Result of continuous operations							230,402
Result of discontinued operations							-
Net income for the period							230,402

(1)	Loans receivable from customers plus the balance indebted by banks, without deducting their allowances for loan losses.
(2)	The sum of net income (expense) from financial operations and foreign exchange gains or losses.
(3)	The sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 47

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 04

REPORTING SEGMENTS, continued

		June 30, 2019
	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Provision for loan losses	Support expenses (3)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Retail Banking	21,505,031	465,072	112,279	13,371	(152,992)	(281,194)	156,536
Middle-market	7,876,076	141,863	19,456	8,671	(20,117)	(48,632)	101,241
Global Corporate Banking	1,563,227	45,842	14,263	47,796	(1,315)	(33,663)	72,923
Other	150,604	40,299	(7,349)	18,023	21,802	(8,163)	64,612

Total	31,094,938	693,076	138,649	87,861	(152,622)	(371,652)	395,312

Other operating income							9,947
Other operating expenses							(30,831)
Income from investments in associates and other companies							543
Income tax expense							(79,440)
Result of continuous operations							295,531
Result of discontinued operations							1,699
Net income for the period							297,230

(1)	Loans receivable from customers plus the balance indebted by banks, without deducting their allowances for loan losses.
(2)	The sum of net income (expense) from financial operations and foreign exchange gains or losses.
(3)	The sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 48

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 05

CASH AND CASH EQUIVALENTS

a)       The detail of the balances included under cash and cash equivalents is as follows:

	As of June 30,	As of December 31,
	2020	2019
	MCh$	MCh$
Cash and deposit in banks
Cash	747,614	861,178
Deposit in the Central Bank of Chile	1,857,403	1,731,079
Deposit in domestic banks	1,333	948
Deposit in foreign banks	1,169,768	961,315
Subtotal	3,776,118	3,554,520

Cash items in process of collection, net	90,378	156,814

Cash and cash equivalents	3,866,496	3,711,334

The balance of funds held in cash and at the Central Bank of Chile reflects the reserves that the Bank must maintain on average each month.

b)       Operations in process of settlement:

Operations in process of settlement are transactions with only settlement pending, which will increase or decrease the funds of the Central Bank of Chile or of banks abread, usually within the next 24 or 48 working hours to each end of operation. These operations are as follows:

	As of June 30,	As of December 31,
	2020	2019
	MCh$	MCh$
Assets
Documents held by other banks (document to be cleared)	92,774	217,394
Funds receivable	282,464	137,668
Subtotal	375,238	355,062
Liabilities
Funds payable	284,860	198,248
Subtotal	284,860	198,248

Cash items in process of collection, net	90,378	156,814

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 49

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 06

TRADING INVESTMENTS

The detail of instruments deemed as financial trading investments is as follows:

	As of June 30,	As of December 31,
	2020	2019
	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	9,294	1,952
Chilean Central Bank Notes	-	-
Other Chilean Central Bank and Government securities	188,583	268,252
Subtotal	197,877	270,204

Other Chilean securities
Time deposits in Chilean financial institutions	-	-
Mortgage finance bonds of Chilean financial institutions	-	-
Chilean financial institutions bonds	-	-
Chilean corporate bonds	-	-
Other Chilean securities	-	-
Subtotal	-	-

Foreign financial securities
Foreign Central Banks and Government securities	-	-
Other foreign financial instruments	10,360	-
Subtotal	10,360	-

Investments in mutual funds
Funds managed by related entities	-	-
Funds managed by third parties	-	-
Subtotal	-	-

Total	208,237	270,204

As of June 30, 2020 and December 31, 2019, there were no trading investments sold under contracts to resell to clients and financial institutions.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 50

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

a)	As of June 30, 2020 and December 31, 2019, the Bank holds the following portfolio of derivative instruments:

	As of June 30, 2020
	Notional amount				Fair value
	Up to 3 Months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	65,653	229,184	2,767,365	3,062,202	50,323	100,936
Cross currency swaps	215,223	608,169	6,471,166	7,294,558	459,782	253,976
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	280,876	837,353	9,238,531	10,356,760	510,105	354,912

Cash flow hedge derivatives
Currency forwards	444,609	1,953,385	-	2,397,994	218	6,250
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	364,597	1,575,184	8,348,213	10,287,994	180,228	84,686
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	809,206	3,528,569	8,348,213	12,685,988	180,446	90,936

Trading derivatives
Currency forwards	32,083,061	24,523,835	8,938,303	65,545,199	1,453,368	1,371,684
Interest rate swaps	15,615,318	34,604,698	108,214,522	158,434,538	5,026,546	5,043,514
Cross currency swaps	4,944,592	19,106,776	143,444,323	167,495,691	6,320,376	6,237,575
Call currency options	47,939	106,758	66,385	221,082	7,300	882
Call interest rate options	-	-	-	-	-	-
Put currency options	44,792	93,507	66,385	204,684	44	766
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	52,735,702	78,435,574	260,729,918	391,901,194	12,807,634	12,654,421

Total	53,825,784	82,801,496	278,316,662	414,943,942	13,498,185	13,100,269

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 51

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

	As of December 31, 2019
	Notional amount				Fair value
	Up to 3 months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	381,638	317,610	1,847,138	2,546,386	39,460	34,264
Cross currency swaps	407,008	863,984	13,357,058	14,628,050	226,870	295,281
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	788,646	1,181,594	15,204,196	17,174,436	266,330	329,545

Cash flow hedge derivatives
Currency forwards	99,105	1,018,656	768,256	1,886,017	4,131	3,505
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	2,266,907	1,938,222	10,848,233	15,053,362	106,413	43,183
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	2,366,012	2,956,878	11,616,489	16,939,379	110,544	46,688

Trading derivatives
Currency forwards	28,472,586	18,508,702	7,679,464	54,660,752	1,023,683	1,137,496
Interest rate swaps	16,678,487	40,892,909	89,109,046	146,680,442	2,465,235	2,270,686
Cross currency swaps	7,726,724	20,457,463	113,206,678	141,390,865	4,277,450	3,605,516
Call currency options	17,971	47,012	81,804	146,787	5,176	240
Call interest rate options	-	-	-	-	-	-
Put currency options	16,409	41,872	80,655	138,936	190	483
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	52,912,177	79,947,958	210,157,647	343,017,782	7,771,734	7,014,421

Total	56,066,835	84,086,430	236,978,332	377,131,597	8,148,608	7,390,654

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 52

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b)	Microhedge accounting

Fair value microhedge

The Bank uses cross-currency swaps, interest rate swaps and call money swaps to hedge its exposure to changes in fair value of hedged items attributable to interest rates. The aforementioned hedging instruments change the effective cost of long-term issuances from a fixed interest rate to a variable interest rate.

The hedged items and hedge instruments under fair value hedges as of June 30, 2020 and December 31, 2019, classified by term to maturity are as follows:

As of June 30, 2020	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Available for sale investments
Chilean Sovereign bonds	-	24,642	155,117	312,219	491,978
Mortgage finance bonds	-	1,252	-	-	1,252
American treasury bonds	-	-	205,350	-	205,350
Chilean General treasury bonds	-	-	-	-	-
Central bank bonds (BCP)	-	-	-	-	-
Time deposits and other demand liabilities
Time deposits	277,325	-	57,468	-	334,793
Issued debt instruments
Senior bonds	387,070	868,803	2,030,004	1,372,239	4,658,115
Subordinated bonds	-	-	287,490	164,280	451,770
Obligations with Banks:
Interbank loans	-	-	-	-	-
Central bank loans	-	-	990,000	-	990,000
Total	664,395	894,697	3,725,429	1,848,738	7,133,258
Hedging instrument
Cross currency swaps	369,558	845,055	2,034,205	1,372,239	4,621,056
Interest rate swaps	294,837	49,642	1,691,224	476,499	2,512,202
Total	664,395	894,697	3,725,429	1,848,738	7,133,258

As of December 31, 2019	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Available for sale investments
Chilean Sovereign bonds	-	-	5,605	394,690	400,296
Mortgage financing bonds	-	2,728	-	-	2,728
American treasury bonds	-	-	149,474	37,369	186,843
Chilean General treasury bonds	-	289,369	-	-	289,369
Central bank bonds	-	254,685	-	-	254,685
Time deposits and other demand liabilities
Time deposits	685,259	281,921	225,515	-	1,192,695
Issued debt instruments
Senior bonds	651,681	1,133,698	2,253,892	3,324,099	7,363,370
Subordinated bonds	-	-	-	-	-
Obligations with Banks:
Interbank loans	-	-	-	-	-
Total	1,336,940	1,962,401	2,634,486	3,756,158	9,689,985
Hedging instrument
Cross currency swaps	637,692	1,602,401	2,229,407	3,324,099	7,793,599
Interest rate swaps	699,248	360,000	405,079	432,059	1,896,386
Total	1,336,940	1,962,401	2,634,486	3.756.158	9,689,985

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 53

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

Cash flow microhedges

The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of mortgages, bonds and interbank loans at a variable rate. To cover the inflation risk in some items, both forwards as well as currency swaps are used.

The notional values of the hedged items as of June 30, 2020 and December 31, 2019, and the periods when the cash flows will be generated are as follows:

As of June 30, 2020	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers
Mortgage loan	2,243,608	1,528,371	2,480,406	1,690,202	7,942,587
Commercial loans	-	-	-	-	-
Available for sale investments
Time deposits (ASI)	-	-	46,444	-	46,444
Chilean Sovereign bonds	-	-	-	-	-
Chilean Central Bank bonds	-	173,613	149,221	193,902	516,736
Time deposits and other time liabilities
Time deposits	-	-	-	-	-
Issued debt instruments
Senior bonds (variable rate)	57,498	176,601	-	-	234,099
Senior bonds (fixed rate)	1,071,524	599,652	787,303	440,367	2,890,836
Interbank borrowings
Interbank loans	965,145	82,140	-	-	1,047,285
Total	4,337,775	2,560,377	3,463,374	2,324,461	12,685,987
Hedging instrument
Cross currency swaps	1,939,781	2,560,377	3,463,374	2,324,461	10,287,993
Currency forwards	2,397,994	-	-	-	2,397,994
Total	4,337,775	2,560,377	3,463,374	2,324,461	12,685,987

As of December 31, 2019	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers
Mortgage loan	3,334,734	1,505,595	1,995,156	3,136,962	9,972,447
Commercial loans	-	-	-	-	-
Available for sale investments
Time deposits	-	-	-	-	-
Chilean Sovereign bonds	-	-	82,727	-	82,727
Chilean Central Bank bonds	-	-	267,286	225,981	493,267
Time deposits and other time liabilities
Time deposits	-	-	-	-	-
Issued debt instruments
Senior bonds (variable rate)	358,118	341,283	-	-	699,401
Senior bonds (fixed rate)	803,596	1,696,595	1,152,461	1,069,511	4,722,163
Interbank borrowings
Interbank loans	826,442	142,932	-	-	969,374
Total	5,322,890	3,686,405	3,497,630	4,432,454	16,939,379
Hedging instrument
Cross currency swaps	4,205,129	2,918,149	3,497,630	4,432,454	15,053,362
Currency forwards	1,117,761	768,256	-	-	1,886,017
Total	5,322,890	3,686,405	3,497,630	4,432,454	16,939,379

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 54

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

An estimate of the periods in which flows are expected to be produced is as follows:

b.1) Forecasted cash flows for interest rate risk:

As of June 30, 2020	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	30,521	2,786	3,135	-	36,442
Outflows	(301,598)	(221,960)	(165,811)	(167,608)	(856,977)
Net flows	(271,077)	(219,174)	(162,676)	(167,608)	(820,535)

Hedging instrument
Inflows	301,598	221,960	165,811	167,608	856,977
Outflows (*)	(30,521)	(2,786)	(3,135)	-	(36,442)
Net flows	271,077	219,174	162,676	167,608	820,535

(*) Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

As of December 31, 2019	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	25,328	10,220	217	-	35,765
Outflows	(356,683)	(245,480)	(154,689)	(163,151)	(920,003)
Net flows	(331,355)	(235,260)	(154,472)	(153,151)	(884,238)

Hedging instrument
Inflows	356,683	245,480	154,689	163,151	920,003
Outflows (*)	(25,328)	(10,220)	(217)	-	(35,765)
Net flows	331,355	235,260	154,472	163,151	884,238

(*) Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

b.2) Forecasted cash flows for inflation risk:

As of June 30, 2020	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	97,645	169,098	447,192	389,319	1,103,254
Outflows	(34,348)	(28,584)	(49,387)	(24,426)	(136,745)
Net flows	63,297	140,514	397,805	364,893	966,509

Hedging instrument
Inflows	34,348	28,584	49,387	24,426	136,745
Outflows	(97,645)	(169,098)	(447,192)	(389,319)	(1,103,254)
Net flows	(63,297)	(140,514)	(397,805)	(364,893)	(966,509)

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 55

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

As of December 31, 2019	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	74,574	109,486	216,972	422,362	823,394
Outflows	(19,466)	(50,151)	(33,140)	(52,880)	(155,637)
Net flows	55,108	59,335	183,832	369,482	667,757

Hedging instrument
Inflows	19,466	50,151	33,140	52,880	155,637
Outflows	(74,574)	(109,486)	(216,972)	(422,362)	(823,394)
Net flows	(55,108)	(59,335)	(183,832)	(369,482)	(667,757)

b.3) Forecasted cash flows for exchange rate risk:

As of June 30, 2020 and December 31, 2019, the Bank did not have cash flow hedges for exchange rate risk.

c)	The accumulated effect of the mark to market adjustment of cash flow hedges produced by hedge instruments used in hedged cash flow was recorded in the Consolidated Statement of Changes in Equity, specifically within Other comprehensive income as of June 30, 2020 and December 31, 2019, and is as follows:

	As of June 30,
Hedged item	2020	2019
	MCh$	MCh$

Interbank loans	(389)	(2,986)
Issued debt instruments	(34,639)	(28,378)
Available for sale investments	(2,639)	(542)
Loans and accounts receivable from customers	32,588	32,369
Net flows	(5,079)	463

Since the inflows and outflows for both the hedged element and the hedging instrument mirror each other, the hedges are nearly 100% effective, which means that the fluctuations of fair value attributable to risk components are almost completely offset.

During the year, the bank did not have any cash flow hedges of forecast transactions.

d)	Below is a presentation of income generated by cash flow hedges amount that were reclassified from other comprehensive income to income for the year:

	As of June 30,
	2020	2019
	MCh$	MCh$

Bond hedging derivatives	(1,562)	-
Interbank loans hedging derivatives	1	(133)
Cash flow hedge net income	(1,561)	(133)
(*) See Note 21 “Equity”, letter e).

e)       Net investment hedges in foreign operations:

As of June 30, 2020 and December 31, 2019, the Bank does not have any net foreign investment hedges in its hedge accounting portfolio.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 56

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

f)	Fair value macrohedges

The Bank has macrocoverages for loans and accounts receivable from clients, specifically for the mortgage loan portfolio and for the commercial loan portfolio, the following is the detail,

	Notional amount
As of June 30, 2020	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Loans and accounts receivables from customers
Mortgage loan	453,834	977,113	172,179	1,070,378	2,673,504
Commercial loans	-	550,000	-	-	550,000
Total	453,834	1,527,113	172,179	1,070,378	3,223,504
Hedging instrument
Cross currency swaps	453,834	977,113	172,179	1,070,378	2,673,504
Currency forwards	-	550,000	-	-	550,000
Total	453,834	1,527,113	172,179	1,070,378	3,223,504

	Notional amount
As of December 31, 2019	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Loans and accounts receivables from customers
Mortgage loan	633,300	1,189,036	1,545,240	3,466,875	6,834,451
Commercial loans	-	600,000	50,000	-	650,000
Total	633,300	1,789,036	1,595,240	3,466,875	7,484,451
Hedging instrument
Cross currency swaps	633,300	1,189,037	1,545,239	3,466,875	6,834,451
Currency forwards	-	600,000	50,000	-	650,000
Total	633,300	1,789,037	1,595,239	3,466,875	7,484,451

As of June 30, 2020 and December 31, 2019, MCh $ 331,113 and MCh $ 210,867 are presented in “other assets” for the valuation of the net assets or liabilities hedged at fair value in a macro hedge (Note No. 14).

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 57

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 08

INTERBANK LOANS

a)	As of June 30, 2020 and December 31, 2019, the balances for “Interbank loans” are as follows:

	As of June 30,	As of December 31,
	2020	2019
	MCh$	MCh$

Domestic banks
Loans and advances to banks	-	-
Deposits in the Central Bank of Chile - not available	-	-
Non-transferable Chilean Central Bank Bonds	-	-
Other Central Bank of Chile loans	-	-
Interbank loans	2,346	-
Overdrafts in checking accounts	-	-
Non-transferable domestic bank loans	4,832	-
Other domestic bank loans	3	-
Allowances and impairment for domestic bank loans	(9)	-

Foreign interbank loans
Interbank loans – Foreign	1,546	14,852
Overdrafts in checking accounts	-	-
Non-transferable foreign bank deposits	-	-
Other foreign bank loans	-	-
Provisions and impairment for foreign bank loans	(1)	(19)

Total	8,717	14,833

b)	The amount of provisions and impairment of interbank loans is detailed below:

	As of June 30,			As of December 31,
	2020			2019
	Domestic banks	Foreign banks	Total	Domestic banks	Foreign banks	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1	-	19	19	-	29	29
Charge-offs	-	-	-	-	-	-
Provisions established	9	4	13	-	55	55
Provisions released	-	(22)	(22)	-	(65)	(65)

Total	9	1	10	-	19	19

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 58

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS

a)	Loans and accounts receivable from customers

As of June 30, 2020 and December 31, 2019, the composition of the loan portfolio is as follows:

As of June 30, 2020	Assets before allowances				Established Allowances
	Normal portfolio	Substandard portfolio	Non-compliance portfolio	Total	Individual allowances	Group allowances	Total	Assets Net Balances
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	12,671,086	579,910	798,730	14,049,726	(219,832)	(240,674)	(460,506)	13,589,220
Foreign trade loans	1,671,898	226,131	46,387	1,944,416	(60,995)	(4,437)	(65,432)	1,878,984
Checking accounts debtors	115,575	11,010	13,958	140,543	(4,155)	(8,432)	(12,587)	127,956
Factoring transactions	423,233	5,308	3,849	432,390	(6,088)	(682)	(6,770)	425,620
Student Loans	60,251	-	7,303	67,554	-	(4,270)	(4,270)	63,284
Leasing transactions	1,213,265	142,277	86,641	1,442,183	(19,738)	(7,265)	(27,003)	1,415,180
Other loans and account receivable	149,499	26,949	27,572	204,020	(17,048)	(17,482)	(34,530)	169,490
Subtotal	16,304,807	991,585	984,440	18,280,832	(327,856)	(283,242)	(611,098)	17,669,734

Mortgage loans
Loans with mortgage finance bonds	9,621	-	542	10,163	-	(71)	(71)	10,092
Mortgage mutual loans	94,651	-	1,895	96,546	-	(389)	(389)	96,157
Other mortgage mutual loans	11,393,430	-	430,624	11,824,054	-	(67,322)	(67,322)	11,756,732
Subtotal	11,497,702	-	433,061	11,930,763	-	(67,782)	(67,782)	11,862,981

Consumer loans
Installment consumer loans	3,557,810	-	273,962	3,831,772	-	(260,882)	(260,882)	3,570,890
Credit card balances	1,065,107	-	17,752	1,082,859	-	(30,421)	(30,421)	1,052,438
Leasing transactions	3,345	-	124	3,469	-	(122)	(122)	3,347
Other consumer loans	144,971	-	4,570	149,541	-	(8,274)	(8,274)	141,267
Subtotal	4,771,233	-	296,408	5,067,641	-	(299,699)	(299,699)	4,767,942

Total	32,573,742	991,585	1,713,909	35,279,236	(327,856)	(650,723)	(978,579)	34,300,657

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 59

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

As of December 31, 2019	Assets before allowances				Established Allowances
	Normal portfolio	Substandar portfolio	Non-compliance portfolio	Total	Individual allowances	Group allowances	Total	Assets Net Balances
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	10,469,840	608,266	698,110	11,776,216	(154,666)	(229,722)	(384,388)	11,391,828
Foreign trade loans	1,520,321	152,811	40,501	1,713,633	(48,055)	(5,081)	(53,136)	1,660,497
Checking accounts debtors	169,328	12,956	14,609	196,893	(3,686)	(9,464)	(13,150)	183,743
Factoring transactions	479,240	6,927	3,233	489,400	(5,134)	(1,104)	(6,238)	483,162
Student Loans	62,308	-	8,965	71,273	-	(4,858)	(4,858)	66,415
Leasing transactions	1,210,854	123,645	90,363	1,424,862	(18,247)	(9,345)	(27,592)	1,397,270
Other loans and account receivable	211,470	1,490	29,594	242,554	(6,761)	(16,319)	(23,080)	219,474
Subtotal	14,123,361	906,095	885,375	15,914,831	(236,549)	(275,893)	(512,442)	15,402,389

Mortgage loans
Loans with mortgage finance bonds	11,391	-	907	12,298	-	(92)	(92)	12,206
Mortgage mutual loans	96,014	-	4,138	100,152	-	(516)	(516)	99,636
Other mortgage mutual loans	10,626,466	-	524,079	11,150,545	-	(67,853)	(67,853)	11,082,692
Subtotal	10,733,871	-	529,124	11,262,995	-	(68,461)	(68,461)	11,194,534

Consumer loans
Installment consumer loans	3,653,345	-	257,053	3,910,398	-	(260,129)	(260,129)	3,650,269
Credit card balances	1,357,770	-	19,940	1,377,710	-	(41,315)	(41,315)	1,336,395
Leasing transactions	3,866	-	86	3,952	-	(114)	(114)	3,838
Other consumer loans	243,156	-	3,841	246,997	-	(10,687)	(10,687)	236,310
Subtotal	5,258,137	-	280,920	5,539,057	-	(312,245)	(312,245)	5,226,812

Total	30,115,369	906,095	1,695,419	32,716,883	(236,549)	(656,599)	(893,148)	31,823,735

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 60

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

b)	Portfolio characteristics

As of June 30, 2020 and December 31, 2019, the portfolio before allowances is as follows, by customer’s economic activity:

	Domestic loans (*)		Foreign interbank loans (**)		Total loans		Distribution percentage
	As of June 30	As of December 31	As of June 30	As of December 31	As of June 30	As of December 31	As of June 30	As of December 31
	2020	2019	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	%
Commercial loans
Manufacturing	1,714,582	1,285,814	-	-	1,714,582	1,285,814	4.86	3.93
Mining	500,443	407,042	-	-	500,443	407,042	1.42	1.24
Electricity, gas, and water	390,748	356,410	-	-	390,748	356,410	1.11	1.09
Agriculture and livestock	1,407,815	1,287,282	-	-	1,407,815	1,287,282	3.99	3.93
Forest	185,434	165,208	-	-	185,434	165,208	0.53	0.50
Fishing	334,681	256,553	-	-	334,681	256,553	0.95	0.78
Transport	819,718	763,877	-	-	819,718	763,877	2.32	2.33
Communications	352,928	240,950	-	-	352,928	240,950	1.00	0.74
Construction	1,059,248	995,435	-	-	1,059,248	995,435	3.00	3.04
Commerce	3,985,328	3,351,279	1,546	14,852	3,986,874	3,366,131	11.30	10.28
Services	3,061,861	2,796,415	-	-	3,061,861	2,796,415	8.68	8.54
Other	4,475,227	4,008,566	-	-	4,475,227	4,008,566	12.68	12.25

Subtotal	18,288,013	15,914,831	1,546	14,852	18,289,559	15,929,683	51.84	48.65

Mortgage loans	11,930,763	11,262,995	-	-	11,930,763	11,262,995	33.80	34.43

Consumer loans	5,067,641	5,539,057	-	-	5,067,641	5,539,057	14.36	16.92

Total	35,286,417	32,716,883	1,546	14,852	35,287,963	32,731,735	100.00	100.00

(*)	Includes domestic interbank loans for Ch$ 7,181 million as of June 30, 2020 (Ch$0 million as of December 31, 2019), see Note 8.
(**)	Includes foreign interbank loans for Ch$1,546 million as of June 30, 2020 (Ch$14,852 million as of December 31, 2019), see Note 8.
Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 61

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

c)	Impaired portfolio (*)

i)	As of June 30, 2020 and December 31, 2019, the impaired portfolio is the following:

	As of June 30,				As of December 31,
	2020				2019
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Individually impaired portfolio	539,131	-	-	539,131	487,760	-	-	487,760
Non-performing loans (collectively evaluated)	399,596	177,816	87,342	664,754	400,209	179,863	91,264	671,336
Other impaired portfolio	206,856	255,245	209,066	671,167	218,596	349,261	189,656	757,513
Total	1,145,583	433,061	296,408	1,875,052	1,106,565	529,124	280,920	1,916,609

(*)	The impaired portfolio corresponds to the sum of loans classified as substandard B3 and B4 category as well as the non-compliance portfolio (C1-C6).

ii)	The impaired portfolio with or without warranty as of June 30, 2020 and December 31, 2019 is the following:

	As of June 30,				As of December 31,
	2020				2019
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	688,538	406,267	39,948	1,134,753	700,331	487,729	30,189	1,218,249
Unsecured debt	457,045	26,794	256,460	740,299	406,234	41,395	250,731	698,360
Total	1,145,583	433,061	296,408	1,875,052	1,106,565	529,124	280,920	1,916,609

iii)	The portfolio of non-performing loans as of June 30, 2020 and December 31, 2019 is the following:

	As of June 30,				As of December 31,
	2020				2019
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	206,520	161,747	15,880	384,147	204,195	164,200	6,657	375,052
Unsecured debt	193,076	16,069	71,462	280,607	196,014	15,663	84,607	296,284
Total	399,596	177,816	87,342	664,754	400,209	179,863	91,264	671,336

iv)	Reconciliation of loans, with past due loans as of June 30, 2020 and December 31, 2019, is the following:

	As of June 30,				As of December 31,
	2020				2019
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
With defaults equal to or greater than 90 days	394,573	175,762	79,214	649,549	399,683	177,730	91,023	668,436
With defaults up to 89 days, classified in past due portfolio	5,023	2,054	8,128	15,205	526	2,133	241	2,900
Total	399,596	177,816	87,342	664,754	400,209	179,863	91,264	671,336

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 62

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

d)	Allowances

The changes in allowances balances during 2020 and 2019 is the following:

Activity during 2020	Commercial Loans		Mortgage Loans	Mortgage Loans	Interbank Loans	Total
	Individual	Group	Group	Group
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 01, 2020	236,549	275,893	68,461	312,245	19	893,167
Allowances established	120,910	48,875	10,663	132,587	13	313,048
Allowances released	(19,851)	(13,716)	(7,244)	(35,560)	(22)	(76,393)
Allowances released due to charge-off	(9,752)	(27,810)	(4,098)	(109,573)	-	(151,233)
Balance as of June 30, 2020	327,856	283,242	67,782	299,699	10	978,589

Activity during 2019	Commercial Loans		Mortgage Loans	Mortgage Loans	Interbank Loans	Total
	Individual	Group	Group	Group
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 01, 2019	242,597	230,866	64,241	272,681	29	810,414
Allowances established	93,556	118,187	17,462	246,530	55	475,790
Allowances released	(58,084)	(12,100)	(8,263)	(49,576)	(65)	(128,088)
Allowances released due to charge-off	(41,520)	(61,060)	(4,979)	(157,390)	-	(264,949)
Balance as of December 31, 2019	236,549	275,893	68,461	312,245	19	893,167

In addition to credit risk allowances, there are allowances held for:

i) Country risk to cover the risk taken when holding or committing resources with any foreign country, these allowances are established according to country risk classifications as set forth in Chapter 7-13 of the Updated Compilation of Rules, issued by the CMF (ex SBIF), the balances of allowances as of June 30, 2020 and December 31, 2019 are Ch$235 million and Ch$552 million respectively. These are presented as “Allowances” in the liabilities section of the “Consolidated Interim Statement of Financial Position”.

ii)	According to CMF (ex SBIF) regulations (compendium of Accounting Standards), the Bank has established allowances related to the undrawn available credit lines and contingent loans. The balances of allowances as of June 30, 2020 and December 31, 2019 are Ch$19,782 million and Ch$21,411 million, respectively, and are presented as “Allowances” in the liabilities section of the “Consolidated Interim Statement of Financial Position”.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 63

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

e) Portfolio by its impaired and non-impaired condition

	As of June 30, 2020
	Non-impaired				Impaired				Total portfolio
	Commercial	Mortgage	Consumer	Total non-impaired	Commercial	Mortgage	Consumer	Total impaired	Commercial	Mortgage	Consumer	Total portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current portfolio	17,002,019	11,351,889	4,635,473	32,989,381	584,095	189,345	153,373	926,813	17,578,933	11,541,234	4,788,846	33,909,013
Overdue for 1-29 days	82,041	24,981	72,676	179,698	57,151	3,527	22,377	83,055	139,192	28,508	95,053	262,753
Overdue for 30-89 days	58,370	120,832	63,084	242,286	109,764	64,427	41,444	215,635	168,134	185,259	104,528	457,921
Overdue for 90 days or more	-	-	-	-	394,573	175,762	79,214	649,549	394,573	175,762	79,214	649,549

Total portfolio before allowances	17,142,430	11,497,702	4,771,233	33,411,365	1,145,583	433,061	296,408	1,875,052	18,280,832	11,930,763	5,067,641	35,279,236

Overdue loans (less than 90 days) presented as portfolio percentage	0.82%	1.27%	2.85%	1.26%	14.57%	15.69%	21.53%	15.93%	1.68%	1.79%	3.94%	2.04%

Overdue loans (90 days or more) presented as portfolio percentage	-	-	-	-	34.44%	40.59%	26.72%	34.64%	2.16%	1.47%	1.56%	1.84%

	As of December 31, 2019
	Non-impaired				Impaired				Total portfolio
	Commercial	Mortgage	Consumer	Total non-impaired	Commercial	Mortgage	Consumer	Total impaired	Commercial	Mortgage	Consumer	Total portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current portfolio	14,608,386	10,421,161	5,068,619	30,098,166	554,860	187,144	110,475	852,479	15,163,246	10,608,305	5,179,094	30,950,645
Overdue for 1-29 days	92,748	47,417	110,679	250,844	38,417	11,213	29,265	78,895	131,165	58,630	139,944	329,739
Overdue for 30-89 days	107,132	265,293	78,839	451,264	113,605	153,037	50,157	316,799	220,737	418,330	128,996	768,063
Overdue for 90 days or more	-	-	-	-	399,683	177,730	91,023	668,436	399,683	177,730	91,023	668,436

Total portfolio before allowances	14,808,266	10,733,871	5,258,137	30,800,274	1,106,565	529,124	280,920	1,916,609	15,914,831	11,262,995	5,539,057	32,716,883

Overdue loans (less than 90 days) presented as portfolio percentage	1.35%	2.91%	3.60%	2.28%	13.74%	31.04%	28.27%	20.65%	2.21%	4.23%	4.86%	3.36%

Overdue loans (90 days or more) presented as portfolio percentage	-	-	-	-	36.12%	33.59%	32.40%	34.88%	2.51%	1.58%	1.64%	2.04%

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 64

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 10

AVAILABLE FOR SALE INVESTMENTS

As of June 30, 2020 and December 31, 2019, details of instruments defined as available for sale investments are as follows:

	As of June 30	As of December 31
	2020	2019
	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank Bonds	4,152	272,802
Chilean Central Bank Notes	857,259	1,186,724
Other Chilean Central Bank and Government securities	3,578,292	1,908,031
Subtotal	4,439,703	3,367,557
Other Chilean securities
Time deposits in Chilean financial institutions	500	398
Mortgage finance bonds of Chilean financial institutions	15,355	16,748
Chilean financial institution bonds	-	-
Chilean corporate bonds	-	-
Other Chilean securities	2,410	2,410
Subtotal	18,265	19,556
Foreign financial securities
Foreign Central Banks and Government securities	231,701	197,685
Other foreign financial securities	604,523	425,474
Subtotal	836,224	623,159

Total	5,294,192	4,010,272

As of June 30, 2020 and December 31, 2019, the item Chilean Central Bank and Government securities item includes securities sold under repurchase agreements to clients and financial institutions for Ch$ 200,736 million and Ch$ 379,924 million, respectivel. Under the same item, there are instruments that guarantee margins for operations of derivatives through Comder Contraparte Central S.A. for an amount of $ 115,050 million and $ 65,140 million as of June 30, 2020 and December 31, 2019.

As of June 30, 2020 and December 31, 2019, the item Other Chilean Securities includes securities sold to customers and financial institutions under repurchase agreements totaling Ch$ 114 million and Ch$ 131 million, respectively.

The instruments of Foreign Institutions include instruments sold under repurchase agreements with customers and financial institutions for a total of $0 and $0 million as of June 30, 2020 and December 31, 2019. Under the same item, there are instruments that guarantee margins for derivative transactions through the London Clearing House (LCH) for an amount of $ 80,391 million and $ 73,109 million as of June 30, 2020 and December 31, 2019. In order to comply with the initial margin specified in the European EMIR standard, instruments in guarantee with Euroclear are maintained for an amount of $ 338,915 million and $ 390,954 million as of June 30, 2020 and December 31, 2019.

As of June 30, 2020, the instruments available for sale include the balances of net unrealized losses of $81,059 million recognized as “Valuation Accounts” in equity, distributed between a loss of $ 80,005 million attributable to equity holders of the Bank and a gain of $ 1,051 million attributable to non-controlling interest.

As of December 31, 2019, the instruments available for sale include the balances of unrealized net profits of $ 30,398 million recognized as “Valuation accounts” in equity, distributed between a gain of $ 29,349 million attributable to equity holders of the Bank and a gain of $ 1,049 million attributable to non-controlling interest.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 65

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 11

INTANGIBLE ASSETS

a)	As of June 30, 2020 and December 31, 2019 the composition of intangible assets is as follows:

			As of June 30, 2020
	Average remaining useful life	Net opening balance as of January 1, 2020	Gross balance	Accumulated amortization	Net balance
		MCh$	MCh$	MCh$	MCh$

Licenses	-	-	35,997	(35,997)	-
Software development	2	73,389	224,736	(153,693)	71,043

Total		73,389	260,733	(189,690)	71,043

			As of December 31, 2019
	Average remaining useful life	Net opening balance as of January 1, 2019	Gross balance	Accumulated amortization	Net balance
		MCh$	MCh$	MCh$	MCh$

Licenses	-	82	35,997	(35,997)	-
Software development	2	66,841	214,005	(140,616)	73,389

Total		66,923	250,002	(176,613)	73,389

b)	The changes in the value of intangible assets during the periods of June 30, 2020 and December 31, 2019 is as follows:

b.1) Gross balance

Gross balances	Licenses	Software development	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2020	35,997	214,005	250,002
Additions	-	11,369	11,369
Disposals and impairment (*)	-	(638)	(638)
Other	-	-	-
Balances as of June 30, 2020	35,997	224,736	260,733

Balances as of January 1, 2019	37,224	181,191	218,415
Additions	-	32,860	32,860
Disposals and impairment (*)	(1,227)	-	(1,227)
Other	-	(46)	(46)
Balances as of December 31, 2019	35,997	214,005	250,002

(*)	See Note 31 a).

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 66

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 11

INTANGIBLE ASSETS, continued

b.2) Accumulated amortization

Accumulated amortization	Licenses	Software development	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2020	(35,997)	(140,616)	(176,613)
Amortization for the period	-	(13,077)	(13,077)
Other changes	-	-	-
Balances as of September 30, 2020	(35,997)	(153,693)	(189,690)

Balances as of January 1, 2019	(37,142)	(114,350)	(151,492)
Amortization for the period	(82)	(26,266)	(26,348)
Other changes	1,227	-	1,227
Balances as of December 31, 2019	(35,997)	(140,616)	(176,613)

c)	The Bank has no restriction on intangible assets as of June 30, 2020 and December 31, 2019. Additionally, the intangible assets have not been pledged as guarantee to secure compliance with financial liabilities. Also, the Bank has no debt related to Intangible assets as of those dates.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 67

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 12

FIXED ASSETS AND RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACT

a)       As of June 30, 2020 and December 31, 2019 the property, plant and equipment balances is as follows:

		As of June 30, 2020
	Net opening balance as of January 1, 2020	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and building (*)	120,133	174,383	(57,524)	116,859
Equipment	55,494	226,946	(177,179)	49,767
Other	22,206	73,756	(50,813)	22,943
Total	197,833	475,085	(285,516)	189,569

		As of December 31, 2019
	Net opening balance as of January 1, 2019	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and building	120,245 328	175,370	(55,237)	120,133
Equipment	56,865	219,600	(164,106)	55,494
Other	21,963	69,758	(47,552)	22,206
Total	199,073	464,728	(266,895)	197,833

b)       The changes in the value of property, plant and equipment as of June 30, 2020 and December 31, 2019 is the following:

b.1) Gross balance

2020	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2020	175,370	219,600	69,758	464,728
Additions	2,326	8,695	5,093	16,114
Disposals	(3,313)	(1,349)	(1,095)	(5,757)
Impairment due to damage	-	-	-	-
Other	-	-	-	-
Balances as of June 30, 2020	174,383	226,946	73,756	475,085

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 68

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 12

FIXED ASSETS AND RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACT, continued

2019	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2019	166,910	192,328	62,156	421,394
Additions	9,473	33,302	7,602	50,377
Disposals	-	(6,030)	-	(6,030)
Impairment due to damage (*)	(1,013)	-	-	(1,013)
Other	-	-	-	-
Balances as of December 31, 2019	175,370	219,600	69,758	464,728

(*) Banco Santander-Chile have recognized in its consolidated financial statements as of December 31, 2019 an impairment of $ 1,013 million, due to social unrest in the country.

b.2) Accumulated depreciation

2020	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2020	(55,237)	(164,106)	(47,552)	(266,895)
Depreciation forthe period	(4,461)	(14,316)	(4,334)	(23,111)
Sales and disposals during the period	2,174	1,243	1,073	4,490
Others	-	-	-	-
Balances as of June 30, 2020	(57,524)	(177,179)	(50,813)	(285,516)

2019	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2019	(54,671)	(135,463)	(40,193)	(230,327)
Depreciation for the period	(8,120)	(29,968)	(6,869)	(44,957)
Sales and disposals during the period	7,554	1,325	-	8,879
Others	-	-	(490)	(490)
Balances as of December 31, 2019	(55,237)	(164,106)	(47,552)	(266,895)

c) The composition of the right ofuse assets as of June 30, 2020 and as of December 31, 2019 is as follows:

		As of June 30, 2020
	Net opening balance as of January 1, 2020	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and building	157,572	185,620	(36,932)	148,688
Lease improvements	52,928	126,054	(73,852)	52,202
Equipment	-	-	-	-
Other	-	-	-	-
Total	210,500	311,674	(110,784)	200,890
		As of December 31, 2019
	Net opening balance as of January 1, 2019	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and building	154,284	182,910	(25,338)	157,572
Lease improvements	54,513	127,035	(74,107)	52,928
Equipment	-	-	-	-
Other	-	-	-	-
Total	208,797	309,945	(99,445)	210,500

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 69

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 12

FIXED ASSETS AND RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACT, continued

d)	The movement of the right of use assets under lease during the 2020 period, is as follows:

d.1) Gross balance

2020	Land and building	Lease improvements	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2020	182,910	127,035	-	-	309,945
Additions	10,237	5,653	-	-	15,890
Disposals	(7,527)	(6,634)	-	-	(14,161)
Impairment	-	-	-	-	-
Other	-	-	-	-	-
Balances as of June 30, 2020	185,620	126,054	-	-	311,674
2019	Land and building	Lease improvements	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2019	154,284	122,658	-	-	276,942
Additions	48,008	7,013	-	-	55,021
Disposals	(17,669)	(2,636)	-	-	(20,305)
Impairment (*)	(1,713)	-	-	-	(1,713)
Other	-	-	-	-	-
Balances as of December 31, 2019	182,910	127,035	-	-	309,945

(*) Banco Santander-Chile have recognized in its consolidated financial statements as of December 31, 2019 an impairment of $ 1,713 million, due to social unrest in the country.

d.2)       Accumulated amortization

2020	Land and building	Lease improvements	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2020	(25,338)	(74,107)	-	-	(99,445)
Amortization for the period	(13,947)	(5,135)	-	-	(19,082)
Sales and disposals during the period	2,308	5,390	-	-	7,698
Transfers	-	-	-	-	-
Others	-	-	-	-	-
Balances as of June 30, 2020	(36,977)	(73,852)	-	-	(110,829)
2019	Land and building	Lease improvements	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2019	-	(68,145)	-	-	(68,145)
Amortization for the period	(26,889)	(7,898)	-	-	(34,787)
Sales and disposals during the period	1,551	1,936	-	-	3,487
Transfers	-	-	-	-	-
Others	-	-	-	-	-
Balances as of December 31, 2019	(25,338)	(74,107)	-	-	(99,445)

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 70

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 12

FIXED ASSETS AND RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACT, continued

e)	Obligation for lease contract

As of June 30, 2020 and December 31, 2019, the obligations for lease agreements are as follows:

	As of June 30,	As of December 31,
	2020	2019
	MCh$	MCh$

Obligations for lease contracts	149,983	158,494
Totales	149,983	158,494

f)	Expenses associated with assets for the right to use leased assets and Obligations for lease agreements

	As of June 30,
	2020	2019
	MCh$	MCh$

Depreciation	19,082	7,879
Interests	1,386	755
Short term lease	1,788	1,672

Total	22,256	10,306

g)	As of June 30, 2020 and December 31, 2019, the maturity level of the obligations for lease agreements, according to their contractual maturity is as follows:

	As of June 30,	As of December 31,
	2020	2019
	MCh$	MCh$

Due within 1 year	23,162	26,061
Due after 1 year but within 2 years	21,428	24,311
Due after 2 years but within 3 years	19,312	21,667
Due after 3 years but within 4 years	17,108	19,411
Due after 4 years but within 5 years	25,393	16,982
Due after 5 years	43,580	50,062

Total	149,983	158,494

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 71

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 12

FIXED ASSETS AND RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACT, continued

h)	Operational leases - Lessor

As of June 30, 2020 and December 31, 2019, the future minimum lease cash inflows under non-cancellable operating leases are as follows:

	As of June 30,	As of December 31,
	2020	2019
	MCh$	MCh$

Due within 1 year	731	603
Due after 1 year but within 2 years	1,328	598
Due after 2 years but within 3 years	726	500
Due after 3 years but within 4 years	676	498
Due after 4 years but within 5 years	476	412
Due after 5 years	1,373	1,563

Total	5,310	4,174

i)	As of June 30, 2020 and December 31, 2019 the Bank has no finance leases which cannot be unilaterally cancelled.

j)	The Bank has no restriction on property, plant and equipment as of June 30, 2020 and December 31, 2019. Additionally, the property, plant, and equipment have not been provided as guarantees to secure compliance with financial liabilities. The Bank has no debt in connection with property, plant and equipment.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 72

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 13

CURRENT AND DEFERRED TAXES

a)       Current taxes

As of June 30, 2020 and December 31, 2019, the Bank recognizes taxes payable (recoverable), which is determined based on the currently applicable tax legislation, This amount is recorded net of recoverable taxes, and is shown as follows:

	As of June 30,	As of December 31,
	2020	2019
	MCh$	MCh$

Summary of current tax liabilities (assets)
Current tax (assets)	-	(11,648)
Current tax liabilities	56,294	-

Total tax payable (recoverable)	56,294	(11,648)

Detail of current tax (assets) liabilities (net)
Income tax	135,485	154,578
Less:
Provisional monthly payments	(78,410)	(161,097)
Credit for training expenses	(529)	(2,145)
Grant credits	(278)	(1,149)
Other	26	(1,835)
Total tax payable (recoverable)	56,294	(11,648)

b)       Income tax

The effect that the tax expense has on income for the period ended June 30, 2020 and 2019 is comprised of the following items:

	As of June 30,
	2020 MCh$	2019 MCh$
Income tax expense
Current tax	130,298	82,117
Credits (debits) for deferred taxes
Origination and reversal of temporary differences	(70,204)	9,665
Provision due to valuation	-	-
Subtotal	60,094	91,782
Tax for rejected expenses (Article N° 21)	577	339
Other	654	(12,681)
Net income tax expense	61,325	79,440

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 73

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 13

CURRENT AND DEFERRED TAXES, continued

c)       Effective tax rate reconciliation

The reconciliation between the income tax rate and the effective rate used in the determination of the income tax expense as of June 30, 2020 and 2019 is as follows:

	As of June 30,
	2020		2019
	Tax rate	Amount	Tax rate	Amount

	%	MCh$	%	MCh$

Tax calculated over profit before tax	27.00	78,766	27.00	101,242
Permanent differences (1)	(6.36)	(18,548)	(6.77)	(25,382)
Rate change effect	0.20	577	0.09	339
Other	(0.18)	530	0.87	3,241
Effective rates and income tax expense	21.02	61,325	21.19	79,440
(1)	Mainly corresponds to the permanent differences originated from the Own Tax Monetary Correction and the effect of the bonds received to article 104 of LIR.

d)       Effect of deferred taxes on other comprehensive income

A summary of the separate effect of deferred tax on other comprehensive income, showing the asset and liability balances, for the periods ended June 30, 2020 and December 31, 2019 is the following:

	As of June 30,	As of December 31,
	2020	2019
	MCh$	MCh$
Deferred tax assets
Available for sale investments	21,724	7,799
Cash flow hedges	1,372	10,919
Total deferred tax assets recognized through other comprehensive income	23,096	18,718

Deferred tax liabilities
Available for sale investments	(43,610)	(16,007)
Cash flow hedges	-	-
Total deferred tax liabilities recognized through other comprehensive income	(43,610)	(16,007)

Net deferred tax balances in equity	(20,514)	2,711

Deferred taxes in equity attributable to equity holders of the bank	(20,231)	2,993
Deferred tax in equity attributable to non-controlling interests	(283)	(282)

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 74

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 13

CURRENT AND DEFERRED TAXES, continued

e)       Effect of deferred taxes on income

During 2020 and 2019, the Bank has registered in its financial statements the effects from deffered taxes.

Below are effects of deferred taxes on assets, liabilities and income allocated due to temporary differences:

	As of June 30,	As of December 31,
	2020	2019
	MCh$	MCh$
Deferred tax assets
Interests and adjustments	9,476	9,531
Non-recurring charge-offs	17,850	15,325
Assets received in lieu of payment	3,448	2,933
Exchange rate adjustment	143	-
Property, plant and equipment	6,488	6,381
Provision for loan losses	229,549	198,990
Provision for expenses	98,233	89,098
Derivatives	3,629	-
Leased assets	118,467	116,226
Subsidiaries tax losses	5,903	5,416
Assets for the right to use leased assets	349	249
Total deferred tax assets	493,535	444,149

Deferred tax liabilities
Valuation of investments	-	(17,341)
Anticipated expenses	(18,462)	(20,347)
Valuation provision	(6,448)	(6,509)
Derivatives	(37,873)	(36,512)
Exchange rate adjustments	-	(2,817)
Others	-	(75)
Total deferred tax liabilities	(62,783)	(83,601)

f)       Summary of deferred tax assets and liabilities

A summary of the effect of deferred taxes on equity and income is as follows:

	As of June 30,	As of December 31,
	2020	2019
	MCh$	MCh$
Deferred tax assets
Recognized through other comprehensive income	23,096	18,718
Recognized through profit or loss	493,535	444,149
Total deferred tax assets	516,631	462,867

Deferred tax liabilities
Recognized through other comprehensive income	(43,610)	(16,007)
Recognized through profit or loss	(62,783)	(83,601)
Total deferred tax liabilities	(106,393)	(99,608)

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 75

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 14

OTHER ASSETS

The composition of other assets is the following:

	As of June 30,	As of December 31,
	2020	2019
	MCh$	MCh$
Assets for leasing (1)	70,378	67,139
Assets received or awarded in lieu of payment (2)
Assets received in lieu of payment	9,185	12,387
Assets awarded at judicial sale	22,788	22,177
Provision on assets received in lieu of payment or awarded	(1,216)	(2,042)
Subtotal	30,757	32,522

Other assets
Guarantee deposits (margin accounts) (3)	1,341,198	314,616
Non-current assets classified as held for sale (4)	22,037	22,394
Investments in gold	708	680
VAT credit tax	11,574	22,663
Prepaid expenses (6)	412,600	432,030
Assets recovered from leasing held for sale	3,624	3,575
Macro-hedging valuation adjustment (5)	331,113	210,867
Pension plan assets	681	670
Accounts and notes receivable	123,622	147,108
Notes receivable through brokerage and simultaneous transactions	37,563	43,354
Other receivable accounts	35,385	44,262
Other assets	156,014	92,428
Subtotal	2,476,119	1,334,647

Total	2,577,254	1,434,308

1)	Corresponds to the assets available to be delivered under the financial lease modality.
2)	The goods received in payment correspond to the goods received as payment of debts due from customers. The set of goods that remain acquired in this way must not exceed 20% of the Bank’s effective equity at any time. These assets currently represent 0.17% (0.29% as of December 31, 2019) of the Bank’s effective equity.

The assets awarded in judicial auction, correspond to assets that have been acquired at judicial auction in payment of debts previously contracted with the Bank. The assets acquired at judicial auction are not subject to the above mentioned margin. These properties are assets available for sale. For most assets, the sale can be completed within one year from the date the asset is received or acquired, In case the good is not sold within a year, it must be punished.

Additionally, a provision is recorded for the difference between the initial award value plus the additions and their estimated realizable value, when the former is higher.

3)	Correspond to deposits left in guarantee from determined derivative contracts. These guarantees become operative when the valuation from these derivatives surpases the defined thresholds for the contracts, these can be in favor or against the Bank.
4)	Corresponds to the interests in Redbanc S.A. and Transbank S.A., which have been reclassified as non-current assets classified as held for sale in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations “, for additional information see Note 1 t), Note 35 and Note 36.
5)	Corresponds to the balances of the market value of the net assets or liabilities covered by hedges in a macro hedge (Note No. 07).
6)	In this item, the Bank has recorded the prepaid expense related to the Santander LATAM Pass program, which will naturally be consumed as our clients use the Bank’s transactional products, and therefore, the respective LATAM miles are assigned to them. Pass (loyalty program administered by LATAM Airlines Group SA). During the month of May 2020, LATAM Airlines Group S.A initiated a reorganization process in the Court of the Southern District of New York under Chapter 11, a process whose main objective is for the airline to continue operating. In this context, LATAM has publicly indicated that its intention is to honor all current and future tickets, as well as travel vouchers, miles and frequent flyer programs. The Court of the Southern District of New York, agreed in the first hearing to honor and maintain the frequent flyer program, explicitly “in the ordinary course of business” (that is, without changes), since it considered it as an important asset for the company. Along the same lines, LATAM has formalized two tranches of the DIP (Debtor in Possession) financing proposal for a total of USD 2,200 million, managing to capture all the resources that LATAM has indicated as necessary to operate during the crisis.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 76

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 15

TIME DEPOSITS AND OTHER TIME LIABILITIES

As of June 30, 2020 and December 31, 2019, the composition of the item time deposits and other liabilities time is as follows:

	As of June 30,	As of December 31,
	2020	2019
	MCh$	MCh$
Deposits and other demand liabilities
Checking accounts	10,149,765	8,093,108
Other deposits and demand accounts	765,876	741,103
Other demand liabilities	1,495,383	1,463,221
Subtotal	12,411,024	10,297,432

Time deposits and other time liabilities
Time deposits	14,002,174	13,064,932
Time savings account	137,366	123,787
Other time liabilities	5,841	4,098
Subtotal	14,145,381	13,192,817

Total	26,556,405	23,490,249

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 77

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES

As of June 30, 2020 and December 31, 2019, the composition for this item is as follows:

	As of June 30,	As of December 31,
	2020	2019
	MCh$	MCh$
Other financial liabilities
Obligations to public sector	5,190	9,198
Other domestic obligations	109,578	204,705
Foreign obligations	17,296	12,455
Subtotal	132,064	226,358
Issued debt instruments
Mortgage finance bonds	15,309	18,502
Senior bonds	7,974,975	8,574,213
Mortgage Bonds	87,228	89,924
Subordinated bonds	1,364,691	818,084
Subtotal	9,442,203	9,500,723

Total	9,574,267	9,727,081

Debts classified as current are either demand obligations or will mature in one year or less. All other debts are classified as non-current. The Bank’s debts, both current and non-current, are summarized below:

	As of June 30, 2020
	Current	Non-current	Total
	MCh$	MCh$	MCh$
Mortgage finance bonds	5,495	9,814	15,309
Senior bonds	1,806,260	6,168,715	7,974,975
Mortgage Bonds	5,299	81,929	87,228
Subordinated bonds	-	1,364,691	1,364,691
Issued debt instruments	1,817,054	7,264,149	9,442,203

Other financial liabilities	131,760	304	132,064

Total	1,948,814	7,265,453	9,574,267

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 78

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

	As of December 31, 2019
	Current	Non-current	Total
	MCh$	MCh$	MCh$
Mortgage finance bonds	6,013	12,489	18,502
Senior bonds	2,078,202	6,496,011	8,574,213
Mortgage Bonds	5,137	84,787	89,924
Subordinated bonds	-	818,084	818,084
Issued debt instruments	2,089,352	7,411,371	9,500,723

Other financial liabilities	226,033	325	226,358

Total	2,315,385	7,411,696	9,727,081

a)	Mortgage finance bonds

These bonds are used to finance mortgage loans. Their principal amounts are amortized on a quarterly basis. The range of maturiy of these bonds is between five and twenty years. Loans are indexed to UF and create a yearly interest rate of 5.33% as of June 30, 2020 (5.49% as of December 31, 2019).

	As of June 30,	As of December 31,
	2020	2019
	MCh$	MCh$

Due within 1 year	5,495	6,013
Due after 1 year but within 2 years	4,431	4,944
Due after 2 years but within 3 years	3,238	3,928
Due after 3 years but within 4 years	1,688	2,442
Due after 4 years but within 5 years	440	1,005
Due after 5 years	17	170
Total mortgage finance bonds	15,309	18,502

b)	Senior bonds

The following table shows senior bonds by currency:

	As of June 30,	As of December 31,
	2020	2019
	MCh$	MCh$

Santander bonds in UF	4,199,581	4,814,604
Santander bonds in USD	2,155,468	1,649,238
Santander bonds in CHF	509,446	499,485
Santander bonds in Ch$	714,375	1,242,633
Santander bonds in AUD	132,296	124,748
Santander bonds in JPY	84,803	77,797
Santander bonds in EUR	179,006	165,708
Total senior bonds	7,974,975	8,574,213

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 79

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

i.	Placement of senior bonds:

As of June 30, 2020 the Bank has placed bonds for UF 2,000,000 and USD 742,5000,000 detailed as follows:

Series	Currency	Amount placed	Term (years)	Issuance rate (Annual)	Issue date	Amount	Maturity date
W1	UF	2,000,000	5 and 3 months	1.55 anual	12-01-2018	2,000,000	06-01-2025
Total UF		2,000,000				2,000,000
Bond USD	USD	742,500,000	5	2.70 anual	07-01-2020	742,500,000	07-01-2025
Total USD		742,500,000				742,500,000

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 80

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

During 2020, the Bank repurchased the following bonds:

Date	Type	Currency	Amount

01-02-2020	Senior	UF	357,000
01-03-2020	Senior	UF	300,000
01-09-2020	Senior	UF	60,000
01-09-2020	Senior	UF	27,000
01-13-2020	Senior	CLP	50,000,000
01-14-2020	Senior	UF	109,000
01-14-2020	Senior	CLP	9,820,000,000
01-14-2020	Senior	UF	131,000
01-14-2020	Senior	UF	322,000
01-15-2020	Senior	USD	2,490,000
01-15-2020	Senior	UF	47,000
01-16-2020	Senior	CLP	400,000,000
01-16-2020	Senior	UF	1,000
01-17-2020	Senior	UF	28,000
01-20-2020	Senior	UF	74,000
01-21-2020	Senior	UF	171,000
01-21-2020	Senior	UF	181,000
01-21-2020	Senior	CLP	330,000,000
01-22-2020	Senior	CLP	11,430,000,000
01-24-2020	Senior	UF	2,000
01-29-2020	Senior	UF	1,000
01-29-2020	Senior	CLP	120,000,000
01-30-2020	Senior	CLP	10,000,000
01-31-2020	Senior	UF	40,000
02-06-2020	Senior	CLP	6,000,000,000
02-07-2020	Senior	CLP	1,180,000,000
02-11-2020	Senior	CLP	7,430,000,000
02-12-2020	Senior	CLP	2,520,000,000
02-13-2020	Senior	CLP	10,000,000,000
02-17-2020	Senior	UF	2,000
02-17-2020	Senior	UF	15,000
02-18-2020	Senior	UF	50,000
02-18-2020	Senior	UF	4,000
02-20-2020	Senior	UF	350,000
02-20-2020	Senior	UF	115,000
02-21-2020	Senior	UF	57,000
02-21-2020	Senior	UF	24,000
02-24-2020	Senior	UF	250,000
02-24-2020	Senior	UF	10,000
02-26-2020	Senior	UF	169,000
02-26-2020	Senior	UF	1,000
02-27-2020	Senior	UF	180,000
02-27-2020	Senior	UF	11,000
02-27-2020	Senior	CLP	6,750,000,000
03-02-2020	Senior	UF	1,000
03-05-2020	Senior	UF	2,000
03-09-2020	Senior	UF	261,000
03-09-2020	Senior	UF	150,000
03-11-2020	Senior	UF	2,000
03-17-2020	Senior	UF	850,000
03-18-2020	Senior	UF	150,000
03-19-2020	Senior	USD	5,000,000
03-23-2020	Senior	UF	95,000
03-23-2020	Senior	USD	5,000,000
03-24-2020	Senior	CLP	1,250,000,000
03-30-2020	Senior	UF	62,000
03-31-2020	Senior	UF	360,000
03-31-2020	Senior	UF	5,000

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 81

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

Date	Type	Currency	Amount
04-01-2020	Senior	CLP	1,000,000,000
04-02-2020	Senior	UF	5,184,000
04-02-2020	Senior	CLP	16,710,000,000
04-03-2020	Senior	CLP	32,800,000,000
04-03-2020	Senior	UF	27,000
04-06-2020	Senior	CLP	101,400,000,000
04-06-2020	Senior	UF	157,000
04-06-2020	Senior	USD	10,000,000
04-07-2020	Senior	CLP	3,990,000,000
04-07-2020	Senior	UF	6,659,000
04-07-2020	Senior	USD	10,000,000
04-08-2020	Senior	CLP	210,000,000
04-13-2020	Senior	CLP	970,000,000
04-14-2020	Senior	CLP	2,000,000,000
04-17-2020	Senior	CLP	11,900,000,000
05-05-2020	Senior	USD	49,000,000
05-14-2020	Senior	USD	47,000,000
06-02-2020	Senior	CLP	6,020,000,000
06-03-2020	Senior	UF	100,000
06-03-2020	Senior	CLP	10,750,000,000
06-05-2020	Senior	USD	5,000,000
06-08-2020	Senior	CLP	23,000,000,000
06-12-2020	Senior	CLP	150,000,000
06-16-2020	Senior	CHF	12,160,000
06-17-2020	Senior	CHF	36,785,000
06-19-2020	Senior	CLP	112,490,000,000
06-22-2020	Senior	CLP	1,500,000,000
06-26-2020	Senior	CLP	3,500,000,000

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 82

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

During 2019 the Bank has placed bonds for UF 29,678,000, CLP 150,000,000,000, EUR 55,000,000, AUD 185,000,000 y en CHF 250,000,000, detailed as follows:

Series	Currency	Amount placed	Term (years)	Issuance rate	Issue date	Series Maximum amount	Maturity date

T7	UF	5,000,000	4	2.50%	02-01-2016	5,000,000	02-01-2023
T8	UF	5,678,000	4 and 6 months	2.55%	02-01-2016	5,678,000	08-01-2023
T14	UF	9,000,000	8	2.80%	02-01-2016	18,000,000	02-01-2027
T6	UF	5,000,000	10	1.70%	11-01-2018	5,000,000	05-01-2029
T10	UF	5,000,000	5 and 4 months	2.60%	02-01-2016	5,000,000	08-01-2024
Total	UF	29,678,000				38,678,000
U9	CLP	75,000,000,000	2 and 8 months	ICP + 0.80%	11-01-2018	75,000,000,000	11-19-2021
P-5	CLP	75,000,000,000	2 and 6 months	5.30%	03-01-2015	150,000,000,000	03-01-2022
Total	CLP	150,000,000,000				225,000,000,000
EUR	EUR	30,000,000	7	1.10%	02-01-2019	40,000,000	02-07-2026
EUR	EUR	25,000,000	15	1.25%	11-26-2019	25,000,000	11-26-2034
Total	EUR	55,000,000				65,000,000
AUD	AUD	22,000,000	15	3.66%	05-20-2019	22,000,000	05-20-2034
AUD	AUD	20,000,000	5	1.13%	07-11-2019	20,000,000	07-11-2024
AUD	AUD	28,000,000	5	1.13%	07-17-2019	28,000,000	07-17-2024
AUD	AUD	15,000,000	5	1.13%	07-17-2019	15,000,000	07-17-2024
AUD	AUD	75,000,000	20	3.05%	08-30-2019	75,000,000	02-28-2039
AUD	AUD	12,000,000	15	3.16%	11-12-2019	12,000,000	11-20-2034
AUD	AUD	13,000,000	15	2.91%	11-21-2019	13,000,000	11-27-2034
Total AUD		185,000,000				185,000,000
CHF	CHF	150,000,000	5 and 6 months	0.38%	03-12-2019	150,000,000	09-27-2024
CHF	CHF	100,000,000	10	0.14%	08-29-2019	100,000,000	08-29-2029
Total	CHF	250,000,000				250,000,000

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 83

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

During 2019, the Bank partially repurchased the following bonds:

Date	Type	Currency	Amount
02-12-2019	Senior	CLP	10,000,000,000
02-14-2019	Senior	CLP	30,000,000,000
02-19-2019	Senior	CLP	4,200,000,000
02-22-2019	Senior	CLP	14,240,000,000
02-22-2019	Senior	CLP	30,000,000
02-22-2019	Senior	CLP	10,000,000
03-01-2019	Senior	CLP	11,800,000,000
03-04-2019	Senior	CLP	40,080,000,000
03-05-2019	Senior	CLP	20,000,000,000
03-15-2019	Senior	UF	156,000
03-19-2019	Senior	UF	418,000
03-20-2019	Senior	CLP	6,710,000,000
03-20-2019	Senior	UF	154,000
03-21-2019	Senior	UF	100,000
03-25-2019	Senior	UF	100,000
03-26-2019	Senior	UF	90,000
04-08-2019	Senior	CLP	3,950,000,000
04-10-2019	Senior	UF	409,000
04-16-2019	Senior	UF	55,000
04-17-2019	Senior	CLP	130,000,000
04-18-2019	Senior	CLP	330,000,000
05-16-2019	Senior	CLP	14,880,000,000
05-16-2019	Senior	UF	9,000
06-13-2019	Senior	UF	1,000
10-01-2019	Senior	CLP	10,960,000,000
10-02-2019	Senior	CLP	100,000,000
10-04-2019	Senior	CLP	60,000,000
11-05-2019	Senior	CLP	15,220,000,000
11-07-2019	Senior	CLP	3,620,000,000
11-13-2019	Senior	CLP	5,320,000,000
11-14-2019	Senior	UF	2,977,000
11-28-2019	Senior	UF	340,000
12-02-2019	Senior	UF	105,000

ii.	Maturities for senior bonds are the following:

	As of June 30,	As of December 31,
	2020	2019
	MCh$	MCh$
Due within 1 year	1,806,260	2,078,202
Due after 1 year but within 2 years	886,208	1,147,825
Due after 2 years but within 3 years	1,059,039	1,221,393
Due after 3 years but within 4 years	742,516	742,238
Due after 4 years but within 5 years	1,714,269	1,278,746
Due after 5 years	1,766,683	2,105,809
Total senior bonds	7,974,975	8,574,213

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 84

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

c)	Mortgage bonds

The detail of mortgage bonds per currency is the following:

	As of June 30,	As of December 31,
	2020	2019
	MCh$	MCh$

Mortgage bonds in UF	87,228	89,924
Total mortgage bonds	87,228	89,924

i.	Placement of Mortgage bonds

As of June 30, 2020, the Bank has not placed any mortgage bonds. During 2019 the Bank did not place any mortgage bonds.

ii.	Maturities of mortgage bonds is as follows:

	As of June 30,	As of December 31,
	2020	2019
	MCh$	MCh$
Due within 1 year	5,299	5,137
Due after 1 year but within 2 years	8,508	8,248
Due after 2 years but within 3 years	8,782	8,514
Due after 3 years but within 4 years	9,065	8,788
Due after 4 years but within 5 years	9,358	9,072
Due after 5 years	46,216	50,165
Total mortgage bonds	87,228	89,924

d)	Subordinated bonds

Detail of subordinated bonds per currency is as follows:

	As of June 30,	As of December 31,
	2020	2019
	MCh$	MCh$
Subordinated bonds denominated in Ch$	-	-
Subordinated bonds denominated in USD	163,393	-
Subordinated bonds denominated in UF	1,201,298	818,084
Total subordinated bonds	1,364,691	818,084

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 85

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

i.	Placement of subordinated bonds

As of June 30, 2020 the Bank has placed bonds for USD 200,000,000 detailed as follows:

Series	Currency	Amount placed	Term (years)	Issuance rate	Issue date	Series Maximum amount	Maturity date

Bono USD	USD	200,000,000	10	3.79% anual	01-21-2020	200,000,000	01-21-2030
Total USD		200,000,000				200,000,000
USTDH20914	UF	3,000,000	14 y 5 meses	3.00%	01-09-2014	3,000,000	01-09-2034
USTDH30914	UF	3,000,000	19 y 5 meses	3.15%	01-09-2014	3,000,000	01-09-2039
USTDW20320	UF	5,000,000	15 y 3 meses	3.50%	01-03-2020	5,000,000	01-09-2035
Total UF		11,000,000				11,000,000

ii.	The maturity of the subordinated bonds is as follows:

The maturity of the subordinated bonds is as follows:

	As of June 30,	As of December 31,
	2020	2019
	MCh$	MCh$
Due within 1 year	-	-
Due after 1 year but within 2 years	-	-
Due after 2 years but within 3 years	-	-
Due after 3 years but within 4 years	-	-
Due after 4 years but within 5 years	-	-
Due after 5 years	1,364,691	818,084
Total mortgage bonds	1,364,691	818,084

e)	Other financial liabilities

The composition of other financial liabilities, by maturity, is detailed below:

	As of June 30,	As of December 31,
	2020	2019
	MCh$	MCh$
Non-current portion:
Due after 1 year but within 2 years	43	40
Due after 2 year but within 3 years	47	43
Due after 3 year but within 4 years	51	47
Due after 4 year but within 5 years	56	52
Due after 5 years	107	143
Non-current portion subtotal	304	325
Current portion:
Amounts due to credit card operators	101,004	151,984
Acceptance of letters of credit	739	5,709
Other long-term financial obligations, short-term portion	30,017	68,340
Current portion subtotal	131,760	226,033

Total other financial liabilities	132,064	226,358

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 86

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 17

MATURITY OF FINANCIAL ASSETS AND LIABILITIES

As of June 30, 2020 and December 31, 2019, the detail of the maturities of assets and liabilities is as follows:

As of June 30, 2020	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Up to 1 year Subtotal	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	More than 1 year Subtotal	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	3,776,118	-	-	-	3,776,118	-	-	-	-	3,776,118
Cash items in process of collection	375,238	-	-	-	375,238	-	-	-	-	375,238
Trading investments	-	-	1,787	18,868	20,655	17,515	79,893	90,174	187,582	208,237
Investments under resale agreements	-	-	-	-	-	-	-	-	-	-
Financial derivatives contracts	-	509,293	425,278	1,473,007	2,407,578	2,506,661	2,230,526	6,353,420	11,090,607	13,498,185
Interbank loans (1)	-	3,464	117	5,144	8,725	-	2	-	2	8,727
Loans and accounts receivables from customers (2)	438,975	2,782,298	2,223,377	6,235,900	11,680,550	6,957,567	4,243,352	12,397,767	23,598,686	35,279,236
Available for sale investments	-	857,160	134	36,409	893,703	212,993	1,728,091	2,459,405	4,400,489	5,294,192
Held to maturity investments	-	-	-	-	-	-	-	-	-	-
Guarantee deposits (margin accounts)	1,341,198	-	-	-	1,341,198	-	-	-	-	1,341,198
Total assets	5,931,529	4,152,215	2,650,693	7,769,328	20,503,765	9,694,736	8,281,864	21,300,766	39,277,366	59,781,131

Liabilities
Deposits and other demand liabilities	12,411,024	-	-	-	12,411,024	-	-	-	-	12,411,024
Cash items in process of collection	284,860	-	-	-	284,860	-	-	-	-	284,860
Obligations under repurchase agreements	-	200,850	-	-	200,850	-	-	-	-	200,850
Time deposits and other time liabilities	143,206	6,975,957	4,071,158	2,652,242	13,842,563	117,261	162,859	22,698	302,818	14,145,381
Financial derivatives contracts	-	587,260	380,201	1,271,859	2,239,320	2,223,732	2,287,138	6,350,079	10,860,949	13,100,269
Interbank borrowings	1,944,000	10,354	281,572	1,521,121	3,757,047	1,482,689	213,748	-	1,696,437	5,453,484
Issued debts instruments	-	478,251	434,905	903,899	1,817,054	1,970,206	2,477,335	3,177,607	7,625,149	9,442,203
Other financial liabilities	119,793	11,804	135	28	131,760	90	107	107	304	132,064
Obligations for lease agreements	-	-	-	23,162	23,162	40,740	42,501	43,580	126,821	149,983
Guarantees received (margin accounts)	1,106,357	-	-	-	1,106,357	-	-	-	-	1,106,357
Total liabilities	16,009,240	8,264,476	5,167,971	6,372,311	35,813,997	5,834,718	5,183,688	9,594,071	20,612,478	56,426,475
(1)	Interbank loans are presented on a gross basis, The amount of allowances is Ch$13 million.
(2)	Loans and accounts receivables from customers are presented on a gross basis, Provisions on loans amounts according to customer type are the following: Commercial loans Ch$ 541,716 million, Mortgage loans Ch$ 67,299 million and Consumer loans Ch$ 297,965 million.
Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 87

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 17

MATURITY OF FINANCIAL ASSETS AND LIABILITIES, continued

As of December 31, 2019	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Up to 1 year Subtotal	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	More than 1 year Subtotal	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Financial Assets
Cash and deposits in banks	3,554,520	-	-	-	3,554,520	-	-	-	-	3,554,520
Cash items in process of collection	355,062	-	-	-	355,062	-	-	-	-	355,062
Trading investments	-	38,644	-	645	39,289	181,705	37,659	11,551	230,915	270,204
Investments under resale agreements	-	-	-	-	-	-	-	-	-	-
Financial derivatives contracts	-	371,775	400,196	1,543,446	2,315,417	1,383,493	1,346,329	3,103,369	5,833,191	8,148,608
Interbank loans (1)	-	13,647	919	286	14,852	-	-	-	-	14,852
Loans and accounts receivables from customers (2)	315,191	2,958,221	2,408,280	5,658,557	11,340,249	6,004,493	3,610,620	11,761,521	21,376,634	32,716,883
Available for sale investments	-	1,131,500	3,752	52,130	1,187,382	508,596	725,419	1,588,875	2,822,890	4,010,272
Held to maturity investments	-	-	-	-	-	-	-	-	-	-
Guarantee deposits (margin accounts)	314,616	-	-	-	314,616	-	-	-	-	314,616
Total financial assets	4,539,389	4,513,787	2,813,147	7,255,064	19,121,387	8,078,287	5,720,027	16,465,316	30,263,630	49,385,017

Financial Liabilities
Deposits and other demand liabilities	10,297,432	-	-	-	10,297,432	-	-	-	-	10,297,432
Cash items in process of collection	198,248	-	-	-	198,248	-	-	-	-	198,248
Obligations under repurchase agreements	-	380,055	-	-	380,055	-	-	-	-	380,055
Time deposits and other time liabilities	142,273	5,184,567	4,905,414	2,417,703	12,649,957	357,856	163,121	21,883	542,860	13,192,817
Financial derivatives contracts	-	422,749	427,825	951,684	1,802,258	1,253,280	1,180,948	3,154,168	5,588,396	7,390,654
Interbank borrowings	94	363,560	624,167	1,141,824	2,129,645	387,936	2,237	-	390,176	2,519,818
Issued debts instruments	-	285,159	759,519	1,044,674	2,089,352	2,394,850	2,042,291	2,974,229	7,411,371	9,500,723
Other financial liabilities	161,021	5,155	30,969	28,888	226,033	83	99	143	325	226,358
Obligations for lease agreements	-	-	-	26,601	26,601	45,978	36,393	50,062	132,433	158,494
Guarantees received (margin accounts)	994,714	-	-	-	994,714	-	-	-	-	994,714
Total financial liabilities	11,793,782	6,641,245	6,747,894	5,610,834	30,793,755	4,439,983	3,425,089	6,200,485	14,065,558	44,859,313
(1)	Interbank loans are presented on a gross basis, The amount of allowances is Ch$ 19 million.
(2)	Loans and accounts receivables from customers are presented on a gross basis. Provisions amounts according to customer type of loan are the following: Commercial loans for Ch$ 512,442 million, Mortgage loans for Ch$ 68,461 million and Consumer loans for Ch$ 312,245 million.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 88

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 18

PROVISIONS

a)	As of June 30, 2020 and December 31, 2019, the detail for the provisions is as follows:

	As of June 30,	As of December 31,
	2020	2019
	MCh$	MCh$

Provision for employee salaries and expenses	84,676	101,223
Provision for mandatory dividends	68,662	165,628
Provision for contingent loan risks:
Provision for lines of credit of immediate disponibility	18,678	21,411
Other provisions for contingent loans	21,052	17,195
Provision for contingencies	25,399	15,388
Additonal provisions	46,000	16,000
Provision for foreign bank loans	235	552
Total	264,702	337,397

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 89

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 19

OTHER LIABILITIES

Other liabilities consist of:

	As of June 30,	As of December 31,
	2020	2019
	MCh$	MCh$

Accounts and notes payable	215,627	214,216
Income received in advance	10,693	640
Adjustment due to macro-hedging valuation	-	-
Guarantees received (margin accounts) (1)	1,106,357	994,714
Notes payable through brokerage and simultaneous transactions (2)	9,370	1,418,340
Other payable obligations (3)	77,984	61,555
Withholding VAT	6,002	8,147
Accounts payable insurance companies	13,436	9,510
Other liabilities	144,949	99,203
Total	1,584,418	2,806,325

(1)	Guarantee deposits (margin accounts) correspond to collaterals associated with derivative financial contracts. These guarantees operate when the mark to market from derivative financial instruments exceed the levels of threshold agreed in the contracts, which could result in a delivery or reception of collateral for the Bank.
(2)	On December 31, 2019, Santander Corredora de Bolsa acted as an intermediary in the public offer of shares held between Latam and Delta, which was paid to shareholders on January 3, 2020.
(3)	Corresponds to accounts receivable from financial operations with Banco Santander Madrid.
Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 90

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 20

CONTINGENCIES AND COMMITMENTS

a)       Lawsuits and legal procedures

At the date of issuance of these consolidated interim financial statements, there are several legal actions brought against the Bank in relationship with operations of the line of business. As of June 30, 2020, the Bank maintains provisions for this concept that amount to $ 1,413 million ($ 1,274 million as of December 31, 2019), which are in the Consolidated Interim Statement of Financial Position, forming part of the item “Provisions for contingencies”.

As of June 30, 2020, the following legal situations are pending:

Santander Corredores de Bolsa Limitada

Judgment “Echeverría con Santander Corredora” (currently Santander Corredores de Bolsa Ltda.). Followed before the 21st Civil Court of Santiago, Rol C-21,366-2014, on Compensation for damages for failures in the purchase of shares. As for your current situation as of June 30, 2020, cause is with abandonment of the procedure and filed.

Santander Corredora de Seguros Limitada

There are lawsuits amounting to UF 19,282 corresponding to processes mainly for goods delivered in leasing. Our lawyers have not estimated additional material losses for these trials.

Santander Consumer Chile S.A.

Trial “Salgado con Santander Consumer Chile S.A.”, followed by the 3rd Civil Court of Santiago, Role C-35865-2018, on the Prescription of promissory notes, the amount of the claim is for $ 11,270,414.

“Hawas con Santander Consumer Chile S.A.” trial, followed by the 30th Civil Court of Santiago, Role C-890-2019, on Compensation for damages, the amount of the claim is for $ 55,000,000.

Judgment “Morales con Santander Consumer Chile S.A.”, followed before the 5th Local Police Court of Santiago, Role 21.309-M-2018, on Violation of Law No. 19.496.

b)       Contingent loans

To meet customer needs, the Bank acquired several irrevocable commitments and contingent liabilities, although these obligations should not be recognized in the Consolidated Statement of Financial Position, these contain credit risks and are therefore part of the Bank’s overall risk.

The following table shows the Bank’s contractual obligations to issue loans:

	As of June 30,	As of December 31,
	2020	2019
	MCh$	MCh$
Contingent loans
Letters of credit issued	150,370	140,572
Foreign letters of credit confirmed	71,743	70,192
Performance guarantees	1,209,694	1,929,894
Personal guarantees	388,610	451,950
Subtotal	1,820,417	2,592,608
On demand credit lines	8,857,816	8,732,422
Other irrevocable credit commitments	334,729	485,991
Total	11,012,962	11,811,021

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 91

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 20

CONTINGENCIES AND COMMITMENTS, continued

c)       Held securities

The Bank holds securities in the normal course of its business as follows:

	As of June 30,	As of December 31,
	2020	2019
	MCh$	MCh$

Third party operations
Collections	89,816	90,966
Transferred financial assets managed by the Bank	19,406	21,507
Assets from third parties managed by the Bank and its affiliates (1)	1,369,022	1,592,845
Subtotal	1,478,244	1,705,318
Custody of securities
Securities held in custody	12,277,270	9,731,894
Securities held in custody deposited in other entity	773,981	1,206,541
Issued securities held in custody	13,774,394	21,636,819
Subtotal	26,825,645	32,575,254
Total	28,303,889	34,280,572

(1) The Bank classified the portfolios managed by private banking in “Assets from third parties managed by the Bank and its affiliates”, as of June 30, 2020, the balance for this was Ch$1,489,614 million (Ch$1,592,810 million at December 31, 2019).

d)       Guarantees

Banco Santander-Chile has an integral bank policy of coverage of Official Loyalty N°5014196 in force with the company Compañía de Seguros Chilena Consolidada SA, Coverage for 50,000,000 USD per claim with an annual limit of 100,000,000 USD, which covers both the Bank and its subsidiaries, with an expiration date of June 30, 2020, which has been renewed.

Santander Asesorias Financieras Limitada

As of June 30, 2020, the Company has a guarantee, for UF 4,000 with insurance policy No. 217112981 taken with Compañía de Seguros de Crédito Continental S.A. with an expiration date of December 19, 2020.

Santander Corredores de Bolsa Limitada

i)	As of June 30, 2020 the Company has comprehensive guarantees in the Santiago Stock Exchange to cover simultaneous operations carried out through its own portfolio for a total of Ch$ 8,274 (Ch$ 6,360 as of December 31, 2019).

ii)	Additionally, as of June 30, 2020, the Company holds a guarantee in CCLV Contraparte Central S.A., in cash, for an amount of Ch$ 9,800 (Ch$ 9,300 as of December 31, 2019).

iii)	In order to ensure the correct and full compliance of all its obligations as Brokerage Broker, in accordance with the provisions of articles 30 and following of Law N° 18,045 on Securities Market, the Company has delivered fixed-income securities to the Santiago Stock Exchange for a present value of Ch$ 1,010 as of June 30, 2019 (Ch$ 1,010 as of December 31, 2019).

iv)	As of June 30, 2020, the company has a guarantee for equity loans in the amount of $ 3,532 million ($ 3,542 million as of December 31, 2019).

v)	As of June 30, 2019, the Company has a guarantee slip N° B013383, from Banco Santander-Chile to comply with the provisions of general norm N° 120 of the CMF regarding the operation of placement agent, transfer and rescue of Morgan Stanley funds in the amount of USD $ 300,000, which covers the participants who acquire shares of Morgan Stanley Sicav foreign open funds and whose maturity is February 21, 2020.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 92

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 20

CONTINGENCIES AND COMMITMENTS, continued

Santander Corredora de Seguros Limitada

i)	In accordance with those established in Circular N° 1,160 of the CMF, the company has contracted an insurance policy to respond to the correct and full compliance with all obligations arising from its operations as an intermediary in the hiring insurance.

ii)	The insurance policy for insurance brokers N° 4790718, which covers UF 500, and the professional liability policy for insurance brokers N° 4790716 for an amount equivalent to UF 60,000, were contracted with the Insurance Company Generales Chilena Consolidada SA Both are valid from April 15, 2019 to April 15, 2020.

iii)	The Company maintains a guarantee slip with Banco Santander-Chile to guarantee the faithful fulfillment of the public bidding rules of the tax and deductibility insurance plus ITP 2/3 of the mortgage portfolio for the housing of Banco Santander-Chile. This amounts to 10,000 UF for each portfolio respectively, both with an expiration date of July 31, 2021. For the same reason, the Company maintains a guarantee voucher in compliance with the public tender for fire and earthquake insurance, which amounts to 200 UF and 10,000 UF with the same financial institution, both with an expiration date as of December 31, 2020.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 93

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 21

EQUITY

a)	Capital

As of June 30, 2020 and December 31, 2019 the Bank has 188,446,126,794 shares outstanding amounting Ch$ 891,303 million, all of which are subscribed for and paid in full. All shares have the same rights, and have no preferences or restrictions.

The movement in shares for the period of June 30, 2020 and December 31, 2019 is the following:

	Shares
	As of June 30,	As of December 31,
	2020	2019

Issued as of January 1	188,446,126,794	188,446,126,794
Issuance of paid shares	-	-
Issuance of outstanding shares	-	-
Stock options exercised	-	-
Issued a period end	188,446,126,794	188,446,126,794

As of June 30, 2020 and December 31, 2019 the Bank does not own any of its shares in treasury, nor do any of the consolidated companies.

As of June 30, 2020 the shareholder composition is the following:

Corporate Name or Shareholder’s Name	Shares	ADRs (*)	Total	% of equity holding

Santander Chile Holding S,A,	66,822,519,695	-	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
The Bank of New York Mellon	-	24,150,184,071	24,150,184,071	12.82
Banks on behalf of third parties	15,126,915,983	-	15,126,915,983	8.03
Pension funds (AFP) on behalf of third parties	10,652,756,952	-	10,652,756,952	5.67
Stock brokers on behalf of third parties	6,012,577,646	-	6,012,577,646	3.19
Other minority holders	5,910,690,874	-	5,910,690,874	3.13
Total	164,295,942,723	24,150,184,071	188,446,126,794	100.00

(*)        American Depository Receipts (ADR) are certificates issued by a U,S, commercial bank to be traded on the U,S, securities markets,

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 94

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 21

EQUITY, continued

As of December 31, 2019 the shareholder composition is the following:

Corporate Name or Shareholder’s Name	Shares	ADRs (*)	Total	% of equity holding

Santander Chile Holding S,A,	66,822,519,695	-	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
The Bank of New York Mellon	-	24,822,041,271	24,822,041,271	13.17
Banks on behalf of third parties	15,957,137,883	-	15,957,137,883	8.47
Pension fund (AFP) on behalf of third parties	9,995,705,956	-	9,995,705,956	5.30
Stock brokers on behalf of third parties	5,551,024,270	-	5,551,024,270	2.95
Other minority holders	5,527,216,146	-	5,527,216,146	2.93
Total	163,624,085,523	24,822,041,271	188,446,126,794	100.00
(*)	American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

b)	Reserves

During 2020, on the occasion of the Shareholders’ Meeting held in April, it was agreed to capitalize 40% of the retained earnings from previous years into reserves, equivalent to $ 220,838 million ($ 236,761 million in 2019).

c)	Dividends

The distribution of dividends has been disclosed in the Consolidated Statements of Changes in Equity.

d)	Diluted earnings per share and basic earnings per share

As of June 30, 2020 and December 31, 2019, the composition of diluted earnings per share and basic earnings per share are as follows:

	As of June 30,
	2020	2019
	MCh$	MCh$

a) Basic earnings per share
Total attributable to equity holders of the Bank	228,873	296,662
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Basic earnings per share (in Ch$)	1.215	1.574
Diluted earnings per share continuing operations (in Ch$)	1.215	1.565

b) Diluted earnings per share
Total attributable to equity holders of the Bank	228,873	296,662
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Assumed conversion of convertible debt	-	-
Adjusted number of shares	188,446,126,794	188,446,126,794
Diluted earnings per share (in Ch$)	1.215	1.574
Diluted earnings per share continuing operations (in Ch$)	1.215	1.565

As of June 30, 2020 and December 31, 2019, the Bank does not own instruments with dilutive effects.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 95

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 21

EQUITY, continued

e)	Other comprehensive income of available for sale investments and cash flow hedges:

	As of June 30,	As of December 31,
	2020	2019
	MCh$	MCh$

Available for sale investments
As of January 1,	30,398	6,424
Gain (losses) on the re-valuation of available for sale investments, before tax	18,510	(16,023)
Reclassification from other comprehensive income to net income for the year	-	-
Net income realized	32,151	39,997
Subtotal	50,661	23,974
Total	81,059	30,398

Cash flow hedges
As of January 1,	(40,435)	9,803
Gains (losses) on the re-valuation of cash flow hedges, before tax	36,917	(49,163)
Reclassification and adjustments on cash flow hedges, before tax	(1,561)	(1,075)
Amounts removed from equity and included in carrying amount of non-financial asset (liability) whose acquisition or assignment was hedged as a highly probable transaction	-	-
Subtotal	35,356	(50,238)
Total	(5,079)	(40,435)

Other comprehensive income, before tax	75,980	(10,037)

Income tax related to other comprehensive income components
Income tax relating to available for sale investments	(21,886)	(8,208)
Income tax relating to cash flow hedges	1,372	10,919
Total	(20,514)	2,711

Other comprehensive income, net of tax	55,466	(7,326)
Attributable to:
Equity holders of the Bank	54,695	(8,093)
Non-controlling interest	771	767

The Bank expects that the results included in “Other comprehensive income” will be reclassified to profit or loss when the specific conditions have been met.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 96

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 22

CAPITAL REQUIREMENTS (BASEL)

In accordance with Chilean General Banking Law, the Bank must maintain a minimum ratio of effective equity to risk-weighted consolidated assets of 8% net of required allowances, and a minimum ratio of basic equity to consolidated total assets of 3%, net of required allowances. However, as a result of the Bank’s merger in 2002, the CMF (ex SBIF) has determined that the Bank’s combined effective equity cannot be lower than 11% of its risk-weighted assets. Effective net equity is defined for these purposes as basic equity (capital and reserves) plus subordinated bonds, up to a maximum of 50% of basic equity.

Assets are allocated to different risk categories, each of which is assigned a weighting percentage according to the amount of capital required to be held for each type of asset. For example, cash, deposits in banks and financial instruments issued by the Central Bank of Chile have a 0% risk weighting, meaning that it is not necessary to hold equity to back these assets according to current regulations. Property, plant and equipment have a 100% risk weighting, meaning that a minimum capital equivalent to 11% of these assets must be held. All derivatives traded off the exchanges are also assigned a risk weighting, using a conversion factor applied to their notional values, to determine the amount of their exposure to credit risk, Off-balance-sheet contingent credits are also included for weighting purposes, as “Credit equivalents”.

According to Chapter 12-1 of the CMF (ex SBIF), Recopilación Actualizada de Normas [Updated Compilation of Rules] effective January 2010, the CMF changed existing regulation with the enforcement of Chapter B-3 from the Compendium of Accounting Standards, which changed the risk exposure of contingent allocations from 100% exposure to the following:

Type of contingent loan	Exposure

a) Pledges and other commercial commitments	100%
b) Foreign letters of credit confirmed	20%
c) Letters of credit issued	20%
d) Guarantees	50%
e) Interbank guarantee letters	100%
f) Available lines of credit	35%
g) Other loan commitments:
- Higher education loans Law N°. 20,027	15%
- Other	100%
h) Other contingent loans	100%

On January 12, 2019, Law 21,130 that Modernizes Banking Legislation was published in the Official Gazette. This law introduces modifications, among other regulatory bodies, to the General Law of Banks (LGB), to Law 21,000 that created the Commission for the Financial Market, to the Organic Law of the State Bank of Chile and to the Tax Code.

Among the main changes introduced by this Law, the integration of the SBIF with the Commission for the Financial Market (CMF), new capital requirements in accordance with the international standards established by Basel III, as well as new limits for credit operations, stand out.

The new Law adopts the highest international standards in banking regulation and supervision, strengthening international competitiveness and contributing to the financial stability of Chile.

So far, the CMF (ex SBIF) has issued some standards in consultation with the 16 that are required for the full implementation of the new capital requirements:

- Identification of banks with systemic importance.

- New standardized methodology to determine the APRO of the bank.

- Methodology for calculating regulatory capital.

- Regulatory consultation on additional basic capital requirements for banks.

- Methodology to determine the credit risk weighted assets of banks.

- Hybrid instruments for the constitution of effective equity: preferred shares, bonds with no fixed maturity and subordinated bonds.

- Relationship between basic capital and total assets.

On March 30, 2020, the CMF informs on the flexibility to implement Basel III. In coordination with the Central Bank of Chile, they resolved to postpone the implementation of the capital requirements required by the standard by one year and to maintain the current general regulatory framework for banking capital requirements until December 2021.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 97

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 22

CAPITAL REQUIREMENTS (BASEL), continued

The levels of basic capital and effective net equity as of June 30, 2020 and December 31, 2019, are the following:

	Consolidated assets		Risk-weighted assets
	As of June 30,	As of December 31,	As of June 30,	As of December 31,
	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$

Balance-sheet assets (net of allowances)
Cash and deposits in banks	3,776,118	3,554,520	-	-
Cash in process of collection	375,238	355,062	120,666	112,948
Trading investments	208,237	270,204	29,219	26,825
Investments under resale agreements	-	-	-	-
Financial derivative contracts (*)	2,138,655	1,355,786	1,558,520	964,623
Interbank loans, net	8,717	14,833	2,980	14,833
Loans and accounts receivables from customers, net	34,300,657	31,823,735	29,527,578	27,316,050
Available for sale investment	5,294,192	4,010,272	447,032	258,958
Investments in associates and other companies	10,012	10,467	10,012	10,467
Intangible assets	71,043	73,389	71,043	73,389
Property, plant, and equipment	189,569	197,833	189,569	197,833
Right of use assets	200,890	210,500	200,890	210,500
Current taxes	-	11,648	-	1,165
Deferred taxes	516,631	462,867	51,663	46,287
Other assets(**)	1,362,380	1,434,308	1,355,294	1,421,361
Off-balance-sheet assets
Contingent loans	4,469,292	4,938,194	2,674,460	2,823,713
Total	52,921,631	48,723,618	36,238,926	33,478,952
(*)	“Financial derivative contracts” are presented at their “Credit Equivalent Risk” value as established in Chapter 12-1 of the Updated Compilation of Rules issued by the CMF.
(**)	On March 30, 2020, the CMF published circular No. 2248, which indicates that the CMF has authorized the presentation of net positions of derivatives and guarantees granted to third parties, under the protection of bilateral compensation agreements recognized by the Central Bank of Chile. For purposes of computing assets for capital adequacy.

The ratios of basic capital and effective net equity at the close of each period are as follows:

	Ratio
	As of June 30,	As of December 31,	As of June 30,	As of December 31,
	2020	2019	2020	2019
	MCh$	MCh$	%	%
Basic capital	3,613,823	3,390,823	6.83	6.96
Effective net equity (*)	5,280,213	4,304,401	14.57	12.86

(*) On April 20, 2020, the CMF issued this circular that modifies paragraph 3.1 of Title I of the aforementioned chapter, where it may be added to the additional provisions referred to in letter b), within the limit of 1.25% indicated there, an amount of up to 15% of the guarantees that cover the risk-weighted assets, the guarantees that correspond to guarantees or re-guarantees granted by the Chilean Treasury, CORFO and FOGAPE.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 98

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 23

NON-CONTROLLING INTEREST

a)	It reflects the net amount of equity of dependent entities attributable to capital instruments which do not belong, directly or indirectly, to the Bank, including the portion of the income for the period that has been attributed to them.

The non-controlling interest included in the equity and the income from the subsidiaries is summarized as follows:

				Other comprehensive income
As of June 30, 2020	Non controlling interest	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Corredora de Seguros Limitada	0.25	177	(1)	(5)	1	(4)	(5)
Santander Corredores de Bolsa Limitada	49.41	22,640	339	10	(2)	8	347
Santander Asesorías Financieras Limitada	0.97	499	2	-	-	-	2
Santander S.A. Sociedad Securitizadora	0.36	2	-	-	-	-	-
Klare Corredora de Seguros S.A.	49.90	3,428	(354)	-	-	-	(354)
Santander Consumer Finance Limitada	49.00	25,400	1,536	-	-	-	1,536

Subtotal		52,146	1,522	5	(1)	4	1,526

Entities controlled through other considerations:
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	19,565	434	-	-	-	434
Bansa Santander S.A.	100.00	4,808	(374)	-	-	-	(374)
Multiplica Spa	100.00	4,476	(53)	-	-	-	(53)
Subtotal		28,849	7	-	-	-	7

Total		80,995	1,529	5	(1)	4	1,533

				Other comprehensive income
As of December 31, 2019	Non- controlling interest	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Corredora de Seguros Limitada	0.25	178	6	1	-	1	7
Santander Corredores de Bolsa Limitada	49.41	22,301	625	(261)	71	(190)	435
Santander Asesorías Financieras Limitada	0.97	498	9	-	-	-	9
Santander S.A. Sociedad Securitizadora	0.36	2	-	-	-	-	-
Klare Corredora de Seguros S.A.	49.90	3,782	(503)	-	-	-	(503)
Santander Consumer Chile S.A	49.00	24,425	1,405	-	-	-	1,405
Subtotal		51,186	1,542	(260)	71	(189)	1,353

Entities controlled through other considerations:
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	3,777	1,031	-	-	-	1,031
Bansa Santander S.A. (1)	100.00	20,051	(486)	-	-	-	(486)
Multiplica Spa	100.00	4,480	(4)	-	-	-	(4)
Subtotal		28,308	541	-	-	-	541

Total		79,494	2,083	(260)	71	(189)	1,894

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 99

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 23

NON-CONTROLLING INTEREST, continued

				Other comprehensive income
As of June 30, 2019	Non- controlling interest	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Corredora de Seguros Limitada	0.25	173	3	-	-	-	3
Santander Corredores de Bolsa Limitada	49.41	21,803	273	(196)	53	(143)	130
Santander Agente de Valores Limitada	0.97	493	5	-	-	-	5
Santander S.A. Sociedad Securitizadora	0.36	2	-	-	-	-	-
Subtotal		22,473	281	(196)	53	(143)	138

Entities controlled through other considerations:
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	4,104	327	-	-	-	327
Bansa Santander S.A.	100.00	20,012	(40)	-	-	-	(40)
Subtotal		24,116	287	-	-	-	287

Total		46,589	568	(196)	53	(143)	425

b)	A summary of the financial information of subsidiaries included in the consolidation with non-controlling interests (before consolidation or conforming adjustments) is as follows:

		As of June 30,				As of December 31,
		2020				2019
					Net Income				Net Income
		Assets	Liabilities	Capital		Assets	Liabilities	Capital
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Santander Corredora de Seguros Limitada	Filial	81,647	11,411	70,57	(334)	82,918	12,372	68,159	2,387
Santander Corredores de Bolsa Limitada	Filial	92,037	46,219	45,131	687	1,479,974	1,434,843	43,866	1,265
Santander Asesorías Financieras Limitada (*)	Filial	51,640	19	51,454	167	51,505	51	50,481	973
Santander S,A, Sociedad Securitizadora	Filial	540	31	548	(39)	636	88	639	(91)
Klare Corredora de Seguros S.A.	Filial	7,517	648	7,579	(710)	8,303	724	8,586	(1,007)
Santander Consumer Finance Limitada	Filial	460,208	408,114	49,122	2,972	505,059	452,528	39,951	12,580
Santander Gestión de Recaudación y Cobranzas Limitada	EPE	7,672	3,238	4,808	(374)	8,200	3,392	3,777	1,031
Bansa Santander S.A.	EPE	38,882	18,883	19,565	434	87,607	68,042	20,051	(486)
Multiplica Spa	EPE	4,431	8	4,476	(53)	4,480	4	4,480	(4)
Total		744,574	488,571	253,253	2,750	2,228,682	1,972,044	239,990	16,648

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 100

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 24

INTEREST INCOME

This item refers to interest earned in the period from the financial assets whose return, whether implicitly or explicitly, is determined by applying the effective interest rate method, regardless of the value at fair value, as well as the effect of hedge accounting.

a)	As of June 30, 2020 and 2019, the income from interest income, not including income from hedge accounting, is attributable to the following items:

	As of June 30,
	2020				2019
	Interest	Inflation adjustments	Prepaid fees	Total	Interest	Inflation adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Resale agreements	112	-	-	112	395	-	-	395
Interbank loans	36	-	-	36	363	-	-	363
Commercial loans	378,124	89,667	6,231	474,022	397,138	71,247	5,998	474,393
Mortgage loans	161,586	156,310	465	318,361	173,286	126,462	394	300,142
Consumer loans	300,593	195	2,873	303,661	293,523	188	4,200	297,911
Investment instruments	33,809	13,293	-	47,102	37,160	11,386	-	48,546
Other interest income	7,614	1,258	-	8,872	8,940	1,446	-	10,386

Interest income without income from hedge accounting	881,874	260,723	9,569	1,152,166	910,805	210,729	10,592	1,132,126

b)	As indicated in section i) of Note 1, suspended interest relates to loans with payments over 90 days overdue, which are recorded in off-balance sheet accounts until they are effectively received.

As of June 30, 2020 and December 31, 2019, the suspended interest and adjustments income consists of the following:

	As of June 30,
	2020			2019
	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	13,313	10,009	23,322	12,925	9,372	22,297
Mortgage loans	3,187	7,385	10,572	2,987	6,807	9,794
Consumer loans	3,656	241	3,897	3,831	314	4,145

Total	20,156	17,635	37,791	19,743	16,493	36,236

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 101

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 24

INTEREST INCOME, continued

c)	As of June 30, 2020 and 2019, the expenses from interest expense, excluding expense from hedge accounting, are as follows:

	As of June 30,
	2020			2019
	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(6,778)	(752)	(7,530)	(6,338)	(698)	(7,036)
Repurchase agreements	(2,150)	-	(2,150)	(4,521)	-	(4,521)
Time deposits and liabilities	(107,915)	(13,796)	(121,711)	(182,186)	(9,748)	(191,934)
Interbank borrowings	(25,999)	-	(25,999)	(26,194)	-	(26,194)
Issued debt instruments	(126,150)	(72,088)	(119,062)	(123,471)	(66,036)	(189,507)
Other financial liabilities	(543)	(7)	(550)	(635)	(16)	(651)
Obligations for lease agreements	(1,386)	-	(1,386)	(1,507)	-	(1,507)
Other interest expense	(6,061)	(9,796)	(15,857)	(6,082)	(4,403)	(10,485)
Interest expense without expenses from hedge accounting	(276,982)	(96,439)	(373,421)	(350,934)	(80,901)	(431,835)

d)	As of June 30, 2020 and 2019, the income and expense from interest is as follows:

	As of June 30,
	2020	2019
Items	MCh$	MCh$

Interest income less income from hedge accounting	1,152,166	1,132,126
Interest expense less expense from hedge accounting	(373,421)	(431,835)

Net Interest income (expense) from hedge accounting	778,745	700,291

Hedge accounting (net)	(10,103)	(7,215)

Total net interest income	768,642	693,076

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 102

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 25

FEES AND COMMISSIONS

a)	Fees and commissions includes the value of fees earned and paid during the year, except those which are an integral part of the financial instrument’s effective interest rate:

	As of June 30,
	2020	2019
	MCh$	MCh$

Fee and commission income
Fees and commissions for lines of credits and overdrafts	3,732	3,476
Fees and commissions for guarantees and letters of credit	18,097	17,484
Fees and commissions for card services	94,654	113,747
Fees and commissions for management of accounts	17,681	17,714
Fees and commissions for collections and payments	14,459	15,406
Fees and commissions for intermediation and management of securities	6,181	4,984
Fees and commissions for insurance marketing	23,392	23,659
Office banking	7,418	6,720
Fees for other services rendered	22,643	22,554
Other fees earned	18,710	18,983
Total	226,967	244,727

	As of June 30,
	2020	2019
	MCh$	MCh$

Fee and commission expense
Compensation for card operations	(64,341)	(86,816)
Fees and commissions for securities transactions	(510)	(557)
Office banking	(972)	(908)
Other fees	(24,479)	(17,797)
Total	(90,302)	(106,078)

Net fees and commissions income	136,665	138,649

The fees earned in transactions with letters of credit are presented in the Consolidated Interim Statement of Income in the item “Interest income”.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 103

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 25

FEES AND COMMISSIONS, continued

b)	Income and expenses from commissions that are generated through the different segments of the business are presented in the following chart as well as the calendar which recognizes ordinary activity income.

	Segments					Calendar recognizing ordinary activity income
As of June 30, 2020	Retail Banking	Middle Market	Global Corporate Banking	Others	Total	Transfered through time	Transfered in an exact moment	Accrual model
	Mch$	Mch$	Mch$	Mch$	Mch$	Mch$	Mch$	Mch$

Fee and commission income
Fees and commissions for lines of credits and overdrafts	3,213	346	169	4	3,732	3,732	-	-
Fees and commissions for guarantees and letters of credit	5,637	8,846	3,407	207	18,097	18,097	-	-
Fees and commissions for card services	89,940	3,274	1,420	20	94,654	23,302	71,352	-
Fees and commissions for management of accounts	15,990	1,274	414	3	17,681	17,681	-	-
Fees and commissions for collections and payments	13,441	777	193	48	14,459	-	7,286	7,173
Fees and commissions for intermediation and management of securities	1,731	111	4,086	253	6,181	-	6,181	-
Fees and commissions for insurance marketing	23,392	-	-	-	23,392	-	-	23,392
Office banking	5,097	1,996	325	-	7,418	-	7,418	-
Fees for other services rendered	20,106	1,951	536	50	22,643	-	22,643	-
Other fees earned	7,481	5,888	6,300	(959)	18,710	-	18,710	-
Totals	186,028	24,463	16,850	(374)	226,967	62,812	133,590	30,565

Fee and commission expense
Compensation for card operations	(61,637)	(1,598)	(440)	(666)	(64,341)	-	(64,341)	(30,594)
Fees and commissions for securities transactions	-	-	(31)	(479)	(510)	-	(510)	-
Office banking	(620)	(204)	(147)	(1)	(972)	-	(972)	-
Other fees	(15,841)	(2,953)	(3,767)	(1,918)	(24,479)	-	(24,479)	-
Totals	(78,098)	(4,755)	(4,385)	(3,064)	(90,302)	-	(59,708)	(30,594)
Net fees and commissions income	107,930	19,708	12,465	(3,438)	136,665	62,812	73,882	(29)

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 104

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 25

FEES AND COMMISSIONS, continued

Income and expenses from commissions that are generated through the different segments of the business are presented in the following chart as well as the calendar which recognizes ordinary activity income, continued:

	Segments					Calendar recognizing ordinary activity income
As of June 30, 2019	Retail Banking	Middle Market	Global Corporate Banking	Others	Total	Transfered through time	Transfered in an exact moment	Accrual model
	Mch$	Mch$	Mch$	Mch$	Mch$	Mch$	Mch$	Mch$

Fee and commission income
Fees and commissions for lines of credits and overdrafts	2,990	137	333	16	3,476	3,476	-	-
Fees and commissions for guarantees and letters of credit	5,608	8,854	3,019	3	17,484	17,484	-	-
Fees and commissions for card services	110,179	3,058	470	40	113,747	19,694	94,053	-
Fees and commissions for management of accounts	16,066	1,239	408	1	17,714	17,714	-	-
Fees and commissions for collections and payments	17,209	1,003	249	(3,055)	15,406	-	6,367	9,039
Fees and commissions for intermediation and management of securities	1,631	97	4,844	(1,588)	4,984	-	4,984	-
Fees and commissions for insurance marketing	23,659	-	-	-	23,659	-	-	23,659
Office banking	4,560	1,864	296	-	6,720	-	6,720	-
Fees for other services rendered	20,146	1,822	447	139	22,554	-	22,554	-
Other fees earned	5,774	5,846	7,195	168	18,983	-	18,983	-
Totals	207,822	23,920	17,261	(4,276)	244,727	58,368	153,661	32,698

Fee and commission expense
Compensation for card operations	(84,707)	(1,769)	(252)	(88)	(86,816)	-	(86,816)	-
Fees and commissions for securities transactions	-	-	(19)	(538)	(557)	-	(557)	-
Office banking	(579)	(190)	(138)	(1)	(908)	-	(908)	-
Other fees	(10,257)	(2,505)	(2,589)	(2,446)	(17,797)	-	(17,797)	-
Totals	(95,543)	(4,464)	(2,998)	(3,073)	(106,078)	-	(106,078)	-
Net fees and commissions income	112,279	19,456	14,263	(7,349)	138,649	58,368	47,583	32,698

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 105

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 26

NET INCOME (EXPENSE) FROM FINANCIAL OPERATIONS

Includes the amount of the adjustments from the financial instruments variation, except those attributable to the interest accrued by the application of the effective interest rate method of the value adjustments of the assets, as well as the results obtained in their sale.

As of June 30, 2020 and 2019, the detail of income from financial operations is as follows:

	As of June 30,
	2020	2019
	MCh$	MCh$

Profit and loss from financial operations
Trading derivatives	180,068	(17,237)
Trading investments	645	9,093
Sale of loans and accounts receivables from customers
Current portfolio	-	-
Charged-off portfolio	11	2,284
Available for sale investments	67,304	30,422
Repurchase of issued bonds (1)	3,140	(897)
Other profit and loss from financial operations	(35,097)	(754)
Total	216,071	22,911
(1)	As of June 30, 2020 the Bank hasn’t made any repurchases of bonds, see Note 3.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 106

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 27

NET FOREIGN EXCHANGE INCOME

Net foreign exchange income includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in a foreign currency at the time of their sale.

As of June 30, 2020 and 2019, net foreign exchange income is as follows:

	As of June 30,
	2020	2019
	MCh$	MCh$
Net foreign exchange gain (loss)
Net gain (loss) from currency exchange differences	(356,559)	112,627
Hedging derivatives	229,645	(45,424)
Income from assets indexed to foreign currency	10,913	(2,253)
Income from liabilities indexed to foreign currency	-	-
Total	116,001	64,950

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 107

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 28

PROVISIONS FOR LOAN LOSSES

a)	The movement in provisions for loan losses registered as of June 30, 2020 and 2019 is the following:

		Loans and accounts receivable from customers
As of June 30, 2020	Interbank loans Individual	Commercial loans		Mortgage loans	Consumer loans	Contingent loans		Additional Provisions
		Individual	Group	Group	Group	Individual	Group		Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off of loans	-	(13,730)	(28,381)	(5,036)	(15,488)	-	-	-	(62,635)
Provisions established	(13)	(120,910)	(48,875)	(10,663)	(132,587)	(7,472)	(1.330)	(30,000)	(351,850)
Total provisions and charge-offs	(13)	(134,640)	(77,256)	(15,699)	(148,075)	(7,472)	(1.330)	(30,000)	(414,485)
Provisions released	22	19,851	13,716	7,244	35,560	2,763	5,519	-	84,675
Recovery of loans previously charged-off	-	9,190	6,540	4,921	15,226	-	-	-	35,877
Net charge to income	9	(105,599)	(57,000)	(3,534)	(97,289)	(4,709)	4,189	(30,000)	(293,933)

		Loans and accounts receivable from customers
As of June 30, 2019	Interbank loans Individual	Commercial loans		Mortgage loans	Consumer loans	Contingent loans		Additional Provisions	Total
		Individual	Group	Group	Group	Individual	Group
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off of loans	-	(6,173)	(28,903)	(6,952)	(32,398)	-	-	-	(74,426)
Provisions established	(37)	(41,158)	(45,144)	(11,005)	(117,219)	(2,047)	(5,461)	-	(222,071)
Total provisions and charge-offs	(37)	(47,331)	(74,047)	(17,957)	(149,617)	(2,047)	(5,461)	-	(296,497)
Provisions released (*)	48	29,428	7,989	6,468	34,735	2,169	1,411	20,000	102,248
Recovery of loans previously charged-off	-	5,113	6,265	7,649	22,600	-	-	-	41,627
Net charge to income	11	(12,790)	(59,793)	(3,840)	(92,282)	122	(4,050)	20,000	(152,622)

b)	The detail for Charge-off to individually significant loans, is the following:

	Loans and accounts receivable from customers
As of June 30, 2020	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Charge-off of loans	23,482	56,191	9,134	125,061	213,868
Provision applied	(9,752)	(27,810)	(4,098)	(109,573)	(151,233)
Net charge offs of individually significant loans	13,730	28,381	5,036	15,488	62,635

	Loans and accounts receivables from customers
As of June 30, 2019	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Charge-off of loans	24,078	58,591	14,241	112,668	209,578
Provision applied	(17,905)	(29,688)	(7,289)	(80,270)	(135,152)
Net charge offs of individually significant loans	6,173	28,903	6,952	32,398	74,426

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 108

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 29

PERSONNEL SALARIES AND EXPENSES

As of June 30, 2020 and 2019, the composition for personnel salaries and expenses is the following:

	As of June 30,
	2020	2019
	MCh$	MCh$

Personnel compensation	130,591	125,299
Bonuses or gratuities	36,301	38,631
Stock-based benefits	(257)	(230)
Seniority compensation	10,930	11,179
Pension plans	397	(35)
Training expenses	1,665	2,183
Day care and kindergarden	1,406	1,607
Health and welfare funds	3,390	3,243
Other personnel expenses	18,159	17,431
Total	202,582	199,308

Share-based compensation (settled in cash)

In accordance with IFRS 2, equity instruments settled in cash are allocated to executives of the Bank and its Subsidiaries as a form of compensation for their services.

The Bank measures the services received and the cash obligation at fair value at the end of each reporting period and on the settlement date, recognizing any change in fair value in the income statement for the period.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 109

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 30

ADMINISTRATIVE EXPENSES

As of June 30, 2020 and 2019, the composition for administrative expenses is the following:

	As of June 30,
	2020	2019
	MCh$	MCh$

General administrative expenses	76,194	65,084
Maintenance and repair of property, plant and equipment	10,397	9,643
Expenses for short-term lease agreements	1,788	3,011
Insurance premiums	2,486	1,667
Office supplies	2,449	2,996
IT and communication expenses	32,984	24,930
Lighting, heating, and other utilities	2,810	2,470
Security and valuables transport services	6,653	6,138
Representation and personnel travel expenses	1,037	1,351
Judicial and notarial expenses	436	657
Fees for technical reports and auditing	4,420	4,502
Other expenses of obligations for lease agreements	10,734	7,719
Outsourced services	33,996	38,614
Data processing	14,179	15,774
Archive service	349	416
Valuation service	1,732	1,771
Outsourced staff	5,086	7,427
Other	12,650	13,226
Board expenses	750	647
Marketing expenses	8,662	9,075
Taxes, payroll taxes, and contributions	8,202	7,245
Real estate taxes	1,236	943
Patents	1,052	865
Other taxes	5	-
Contributions to CMF (ex SBIF)	5,909	5,437
Total	127,804	120,665

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 110

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 31

DEPRECIATION, AMORTIZATION AND IMPAIRMENT

a)	The values of depreciation and amortization during June 30, 2020 and 2019 are detailed below:

	As June 30,
	2020	2019
	MCh$	MCh$

Depreciation and amortization
Property, plant, and equipment depreciation	(23,111)	(23,076)
Intangible assets amortization	(13,077)	(12,712)
Amortization for Right of use assets	(19,062)	(15,891)
Total depreciation and amortization	(55,270)	(51,679)
Impairment of fixed assets	-	-
Impairment of intangibles	(638)	-
Totales	(55,908)	(51,679)

As of June 30, 2020, the amount for impairment in intangible assets amounts to $ 638 million due to obsolescence of computer projects.

b)	The changes in book value due to depreciation and amortization for June 30, 2020 and 2019 are the following:

		Depreciation and amortization 2020
	Property, plant, and equipment	Intangible assets	Right of use assets	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2020	(266,895)	(176,613)	(99,445)	(542,953)
Depreciation and amortization for the period	(23,111)	(13,077)	(19,082)	(55,270)
Sales and disposals in the period	4,490	-	7,698	12,188
Other	-	-	-	-
Balance as of June 30, 2020	(285,516)	(189,690)	(110,829)	(586,035)

		Depreciation and amortization 2019
	Property, plant, and equipment	Intangible assets	Right of use assets	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2019	(264,489)	(151,492)	(33,977)	(449,950)
Depreciation and amortization for the period	(23,076)	(12,712)	(15,891)	(51,679)
Sales and disposals in the period	9,655	1,225	169	11,049
Other	-	-	342	342
Balance as of June 30, 2019	(277,910)	(162,979)	(49,357)	(490,244)

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 111

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 32

OTHER OPERATING INCOME AND EXPENSES

a)	Other operating income is conformed by the following concepts:

	As of June 30,
	2020	2019
	MCh$	MCh$

Income from assets received in lieu of payment
Income from sale of assets received in lieu of payment	2,476	2,998
Recovery of charge-offs and income from assets received in lieu of payment	5,851	5,301
Other income from assets received in lieu of payment	1,917	731
Subtotal	10,244	9,030
Provisions released due to contingencies (1)	317	264
Subtotal	10,561	9,294
Other income
Income from sale of fixed assets	409	290
Compensation from insurance companies due to damages	-	149
Income other than interest and commissions from leasing contracts	230	-
Other	739	214
Subtotal	1,378	653

Total	11,939	9,947
(1)	The bank maintained provisions due to contingencies according to IAS 37, which during 2019 resulted in favor of the bank.

b)	Other operating expenses is conformed by the following concepts:

	As of June 30,
	2020	2019
	MCh$	MCh$
Allowances and expenses for assets received in lieu of payment
Charge-offs of assets received in lieu of payment	8,926	7,333
Provisions on assets received in lieu of payment	1,056	1,616
Expenses for maintenance of assets received in lieu of payment	975	841
Subtotal	10,957	9,790

Credit card expenses	328	870
Customer services	718	822
Other expenses
Operating charge-offs	1,440	1,513
Life insurance and general product insurance policies	12,708	12,071
Gain (Loss) for sale of PP&E	-	67
Provisions for contingencies	9,698	1,938
Expense for the Retail Association	143	330
Perdida por venta de participación en sociedades	19	-
Other	9,947	3,430
Subtotal	33,955	19,349

Total	45,958	30,831

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 112

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 33

TRANSACTIONS WITH RELATED PARTIES

Associated and dependent entities are the Bank’s “related parties”, however, this also includes its “key personnel” from the executive staff (members of the Bank’s Board of Directors and Managers of Banco Santander-Chile and its affiliates, together with their close relatives), as well as the entities over which the key personnel could exercise significant influence or control.

The Bank also includes those companies that are part of the Santander Group worldwide as related parties, given that all of them have a common parent company i.e., Banco Santander S.A. (located in Spain).

Article 89 of the Ley de Sociedades Anónimas (Public Companies Act), which is also applicable to banks, states that any transaction with a related party must be made under equitable conditions similar to those that customarily prevail in the market.

Article 84 of the Ley General de Bancos (General Banking Act) establishes limits for loans that can be granted to related parties and prohibits lending to the Bank’s directors, General Manager, or representatives.

Transactions between the Bank and its related parties are specified below and have been divided into four categories:

Companies with relation to the Santander Group

This category includes all the companies that are controlled by the Santander Group around the world, and hence, it also includes the companies over which the Bank exercises any degree of control (Affiliates and special-purpose entities).

Associated companies

This category includes the entities over which the Bank exercises a significant degree of influence, in accordance with section b) of Note 1, and which generally belong to the group of entities known as “business support companies”.

Key personnel

This category includes members of the Bank’s Board of Directors and managers of Banco Santander-Chile and its affiliates, together with their close relatives.

Other

This category encompasses the related parties that are not included in the groups identified above and which are, in general, entities over which the key personnel could exercise significant influence or control.

The terms for transactions with related parties are equivalent to those which prevail in transactions made under market conditions or to which the corresponding considerations in kind have been attributed.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 113

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 33

TRANSACTIONS WITH RELATED PARTIES, continued

a)	Loans to related parties

Loans and receivables as well as contingent loans are as follows:

	As of June 30,				As of December 31,
	2020				2019
	Santander Group Companies	Associated companies	Key personnel	Other	Santander Group Companies	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivable
Commercial loans	303,967	312	3,969	1,285	246,868	375	2,986	685
Mortgage loans	-	-	21,307	-	-	-	20,473	-
Consumer loans	-	-	5,177	-	-	-	5,781	-
Loans and account receivable	303,967	312	30,543	1,285	246,868	375	29,240	685

Provision for loan losses	(987)	(9)	(116)	(16)	(122)	(182)	(179)	(10)
Net loans	302,980	303	30,337	1,269	246,746	193	29,061	675

Guarantees	3,949	-	25,652	732	462,513	-	23,918	288
Contingent loans
Personal guarantees	-	-	-	-	-	-	-	-
Letters of credit	4,284	-	-	102	4,112	-	-	63
Performance guarantees	939	-	-	-	464,691	-	-	-
Contingent loans	5,223	-	-	102	468,803	-	-	63

Provision for contingent loans	(4)	-	-	-	(835)	-	-	-
Net contingent loans	5,219	-	-	102	467,968	-	-	63

Loans regarding activity with related parties during the periods of 2020 and 2019 is the following:

	As of June 30,				As of December 31,
	2020				2019
	Santander Group companies	Associated companies	Key personnel	Other	Santander Group companies	Associated companies	Key personnel	Other

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1,	715,897	375	29,240	748	572,745	459	33,871	7,899
Loans granted	208,902	-	4,594	685	193,798	167	4,826	500
Loan payments	(615,609)	(63)	(3,381)	(46)	(50,872)	(251)	(9,457)	(7,651)
Total	309,190	312	30,453	1,387	715,671	375	29,240	748

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 114

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 33

TRANSACTIONS WITH RELATED PARTIES, continued

b)	Assets and liabilities with related parties

	As of June 30,			As of December 31,
	2020				2019
	Santander Group Companies	Associated companies	Key personnel	Other	Santander Group Companies	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	117,892	-	-	-	171,816	-	-	-
Trading investments	-	-	-	-	-	-	-	-
Investments under resale agreements	-	-	-	-	-	-	-	-
Financial derivative contracts	1,648,445	321,124	-	-	2,058,715	218,610	-	55
Available for sale investments	-	-	-	-	-	-	-	-
Other assets	1,477,199	178,120	-	-	185,317	210,579	-	-

Liabilities
Deposits and other demand liabilities	81,759	30,353	5,387	3,226	25,261	93,761	4,624	566
Obligations under repurchase agreements	70,900	-	357	-	138,498	5,000	270	80
Time deposits and other time liabilities	2,959,619	330	4,872	1,993	1,183,235	282,171	4,246	2,204
Financial derivative contracts	2,788,290	302,520	-	8	2,159,660	288,013	-	3
Bank obligation	-	-	-	-	-	-	-	-
Issued debts instruments	587,337	-	-	-	363,154	-	-	-
Other financial liabilities	23,851	-	-	-	6,231	-	-	-
Other liabilities	7,413	159,050	-	-	8,130	146,164	-	-

c)	Recognized income (expense) with related parties

	As of June 30,
	2020				2019
	Companies with relation to the Santander Group	Associated companies	Key personnel	Other	Companies with relation to the Santander Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Income (expense) recorded
Income and expenses from interest and inflation	(25,038)	11	594	(4)	(34,808)	(2,275)	562	321
Fee and commission income and expenses	71,026	12,168	81	13	81,216	12,708	137	88
Net income (expense) from financial operations and foreign exchange transactions (*)	(781,015)	59,265	-	-	83,790	15,126	(2)	(31)
Other operating income and expenses	255	(10,264)	-	-	552	1,099	-	-
Key personnel compensation and expenses	-	-	(15,793)	-	-	-	(18,534)	-
Administrative and other expenses	(33,027)	(10,685)	-	-	(20,476)	(23,721)	-	-

Total	(767,800)	50,495	(16,468)	9	(110,274)	(29,513)	(17,837)	378
(*)	Primarily relates to derivative contracts used to hedge economically the exchange risk of assets and liabilities that hedge positions of the Bank and its subsidiaries.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 115

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 33

TRANSACTIONS WITH RELATED PARTIES, continued

d)	Payment to Board members and key management personnel

The compensation received by key management personnel, including Board members and all the executives holding Manager positions, is shown in the “Personnel salaries and expenses” and/or “Administrative expenses” of the Consolidated Interim Statements of Income, and detailed as follows:

	As of June 30,
	2020	2019
	MCh$	MCh$

Personnel compensation	8,091	7,858
Board member’s salaries and expenses	714	653
Bonuses or gratuity	5,770	8,381
Compensation in stock	(257)	(230)
Training expenses	66	26
Seniority compensation	505	1,473
Health funds	138	133
Other personnel expenses	368	275
Pension Plans	397	(35)
Total	15,793	18,534

e)	Composition of key personnel

As of June 30, 2020 and December 31, 2019, the composition of the Bank’s key personnel is as follows:

Position	N° of executives
	As of June 30,	As of December 31,
	2020	2019

Directors	11	11
Division managers	13	13
Managers	98	106

Total key personnel	122	130

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 116

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 34

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction on the main market (or the most advantageous) at the measurement date in the current market conditions (in other words, an exit price) regardless of whether that price is directly observable or estimated by using a different valuation technique. The measurement of fair value assumes the sale transaction of an asset or the transference of the liability happens within the main asset or liability market, or the most advantageous market for the asset or liability.

For financial instruments with no available market prices, fair values have been estimated by using recent transactions in analogous instruments, and in the absence thereof, the present values or other valuation techniques based on mathematical valuation models sufficiently accepted by the international financial community. In the use of these models, consideration is given to the specific particularities of the asset or liability to be valued, and especially to the different kinds of risks associated with the asset or liability.

These techniques are significantly influenced by the assumptions used, including the discount rate, the estimates of future cash flows and prepayment expectations. Hence, the fair value estimated for an asset or liability may not coincide exactly with the price at which that asset or liability could be delivered or settled on the date of its valuation, and may not be justified in comparison with independent markets.

Determination of fair value of financial instruments

Below is a comparison between the value at which the Bank’s financial assets and liabilities are recorded and their fair value as of June 30, 2020 and December 31, 2019:

	As of June 30, 2020		As of December 31, 2019
	Book value	Fair value	Book value	Fair value
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	208,237	208,237	270,204	270,204
Financial derivative contracts	13,498,185	13,498,185	8,148,608	8,148,608
Loans and accounts receivable from customers and interbank loans, (net)	34,309,374	38,078,445	31,838,568	34,668,858
Investments available for sale	5,294,192	5,294,192	4,010,272	4,010,272
Guarantee deposits (margin accounts)	1,341,198	1,341,198	314,616	314,616

Liabilities
Deposits and interbank borrowings	32,009,889	32,204,033	26,010,067	26,200,921
Financial derivative contracts	13,100,265	13,100,269	7,390,654	7,390,654
Issued debt instruments and other financial liabilities	9,574,267	10,817,510	9,727,081	10,718,997
Guarantees received (margin accounts)	1,106,357	1,106,357	994,714	994,714

Fair value is approximated to book value in the following accounts, due to their short-term nature in the following cases: cash and bank deposits, operations with liquidation in progress and buyback contracts as well as security loans.

In addition, the fair value estimates presented above do not attempt to estimate the value of the Bank’s profits generated by its business activity, nor its future activities, and accordingly, they do not represent the Bank’s value as a going concern.

Below is a detail of the methods used to estimate the financial instruments’ fair value.

a)	Operations pending settlement, trading investments, available for sale investment instruments, repurchase agreements and securities loans

The estimated fair value of these financial instruments was established using market values or estimates from an available dealer, or quoted market prices of similar financial instruments. Investments with maturities of less than 1 year are evaluated at recorded value since they are considered as having a fair value not significantly different from their recorded value, due to their short maturity term. To estimate the fair value of debt investments or representative values in these lines of businesses, we take into consideration additional variables and elements, as long as they apply, including the estimate of prepayment rates and credit risk of issuers.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 117

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 34

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

b)	Loans and accounts receivable from customers and interbank loans

Fair value of commercial, mortgage and consumer loans and credit cards is measured through a discounted cash flow (DCF) analysis To do so, we use current market interest rates considering product, term, amount and similar loan quality. Fair value of loans with 90 days or more of delinquency are measured by means of the market value of the associated guarantee, minus the rate and term of expected payment. For variable rate loans whose interest rates change frequently (monthly or quarterly) and that are not subjected to any significant credit risk change, the estimated fair value is based on their book value.

c)	Deposits

Disclosed fair value of deposits that do not bear interest and saving accounts is the amount payable at the reporting date and, therefore, equals the recorded amount. Fair value of time deposits is calculated through a discounted cash flow calculation that applies current interest rates from a monthly calendar of scheduled maturities in the market.

d)	Short and long term issued debt instruments

The fair value of these financial instruments is calculated by using a discounted cash flow analysis based on the current incremental lending rates for similar types of loans having similar maturities.

e)	Financial derivative contracts

The estimated fair value of financial derivative contracts is calculated using the prices quoted on the market for financial instruments having similar characteristics.

The fair value of interest rate swaps represents the estimated amount that the Bank expects to receive to cancel the contracts or agreements, considering the term structures of the interest curve, volatility of the underlying asset and credit risk of counterparties.

If there are no quoted prices from the market (either direct or indirect) for any derivative instrument, the respective fair value estimates have been calculated by using models and valuation techniques such as Black-Scholes, Hull, and Monte Carlo simulations, taking into consideration the relevant inputs/outputs such as volatility of options, observable correlations between underlying assets, counterparty credit risk, implicit price volatility, the velocity with which the volatility reverts to its average value, and the straight-line relationship (correlation) between the value of a market variable and its volatility, among others.

Fair value and hierarchy measurement

IFRS 13: Fair Value Measurement, provides a hierarchy of reasonable values which separates the inputs and/or valuation technique assumptions used to measure the fair value of financial instruments. The hierarchy reflects the significance of the inputs used in making the measurement. The three levels of the hierarchy of fair values are the following:

• Level 1: the inputs are quoted prices (unadjusted) on active markets for identical assets and liabilities that the Bank can access on the measurement date.

• Level 2: inputs other than the quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

• Level 3: inputs are unobservable inputs for the asset or liability.

The hierarchy level within which the fair value measurement is categorized in its entirety is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

The best evidence of a financial instrument’s fair value at the initial time is the transaction price (Level 1).

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 118

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 34

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

In cases where quoted market prices cannot be observed. Management makes its best estimate of the price that the market would set using its own internal models which in most cases use data based on observable market parameters as a significant input (Level 2) and, in very specific cases, significant inputs not observable in market data (Level 3). Various techniques are employed to make these estimates, including the extrapolation of observable market data.

Financial instruments at fair value and determined by quotations published in active markets (Level 1) include:

-	Chilean Government and Department of Treasury bonds

Instruments which cannot be 100% observable in the market are valued according to other inputs observable in the market (Level 2).

The following financial instruments are classified under Level 2:

Type of financial instrument	Model used in valuation	Description
× Mortgage and private bonds	Present Value of Cash Flows Model

Internal Rates of Return (“IRRs”) are provided by RiskAmerica, according to the following criterion:

If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given mnemonic, the reported rate is the weighted average amount of the observed rates.

In the case there are no valid transactions for a given mnemonic on the valuation day, the reported rate is the IRR base from a reference structure, plus a spread model based on historical spread for the same item or similar ones.

× Time deposits	Present Value of Cash Flows Model

IRRs are provided by RiskAmerica, according to the following criterion:

If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given mnemonic, the reported rate is the weighted average amount of the observed rates.

In the case there are no valid transactions for a given mnemonic on the valuation day, the reported rate is the IRR base from a reference structure, plus a spread model based on issuer curves.

× Constant Maturity Swaps (CMS), FX and Inflation Forward (Fwd) , Cross Currency Swaps (CCS), Interest Rate Swap (IRS)	Present Value of Cash Flows Model

IRRs are provided by ICAP, GFI, Tradition, and Bloomberg according to this criterion:

With published market prices, a valuation curve is created by the bootstrapping method and is then used to value different derivative instruments.

× FX Options	Black-Scholes

Formula adjusted by the volatility smile (implicit volatility). Prices (volatility) are provided by BGC Partners, according to this criterion:

With published market prices, a volatility surface is created by interpolation and then these volatilities are used to value options.

× Guarantee deposits, guarantee received (Treshold)	Present Value of Cash Flows Model	Collateral associated to derivatives financial contracts: Swap Camara Promedio(CMS), FX and inflation Forward, Cross Currency Swap (CCS), Interest Rate Swap (IRS) y FX options.

In limited occasions significant inputs not observable in market data are used (Level 3). To carry out this estimate, several techniques are used, including extrapolation of observable market data or a mix of observable data.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 119

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 34

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following financial instruments are classified under Level 3:

Type of financial instrument	Model used in valuation	Description
× Caps/ Floors/ Swaptions	Black Normal Model for Cap/Floors and Swaptions	There is no observable input of implicit volatility.
	Black – Scholes	There is no observable input of implicit volatility.
	Hull-White	Hybrid HW model for rates and Brownian motion for FX, There is no observable input of implicit volatility.
	Implicit Forward Rate Agreement (FRA)	Start Fwd unsupported by MUREX (platform) due to the UF forward estimate.
× Cross currency swap, Interest rate swap, Call money swap in Tasa Activa Bancaria (Active Bank Rate) TAB	Present Value of Cash Flows Model	Validation obtained by using the interest curve and interpolating at flow maturities, but TAB is not a directly observable variable and is not correlated to any market input.
	Present Value of Cash Flows Model	Valued by using similar instrument prices plus a charge-off rate by liquidity.
× Reconigtion bonds	Spread over risk free	Valuation by stochastic dynamic model to obtain discount rate.

The Bank does not believe that any change in unobservable inputs with respect to level 3 instruments would result in a significantly different fair value measurement.

The following table presents the assets and liabilities that are measured at fair value on a recurring basis, as of June 30, 2020 and December 31, 2019.

	Fair value measurement
As of June 30,	2020	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	208,237	197,877	10,360	-
Available for sale investments	5,294,192	5,216,032	77,630	530
Derivatives	13,498,185	-	13,483,597	14,588
Guarantee deposits (margin accounts)	1,431,198	-	1,431,198	-
Total	20,341,812	5,413,909	14,912,785	15,118

Liabilities
Derivatives	13,100,269	-	13,096,713	3,556
Guarantees received (margin accounts)	1,106,357	-	1,106,357	-
Total	14,206,626	-	14,203,070	3,556

	Fair value measurement
As of December 31,	2019	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	270,204	270,204	-	-
Available for sale investments	4,010,272	3,992,421	17,146	705
Derivatives	8,148,608	-	8,133,700	14,908
Guarantee deposits (margin accounts)	314,616	-	314,616	-
Total	12,743,700	4,262,625	8,465,462	15,613

Liabilities
Derivatives	7,390,654	-	7,387,704	2,950
Guarantees received (margin accounts)	994,714	-	994,714	-
Total	8,385,368	-	8,382,418	2,950

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 120

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 34

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following table presents the assets and liabilities that are not measured at fair value in the consolidated statement of financial position. Its fair value is disclosed as of June 30, 2020 and December 31, 2019:

	Fair value measurement
As of June 30,	2020	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Credits and accounts receivable from customers and owed by banks	38,078,445	-	-	38,078,445
Total	38,078,445	-	-	38,078,445

Liabilities
Deposits and obligations with banks	32,204,033	-	16,461,663	15,742,370
Debt instruments issued and other obligations	10,817,510	-	10,817,510	-
Total	43,021,543	-	27,279,173	15,742,370

	Fair value measurement
As of December 31,	2019	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Credits and accounts receivable from customers and owed by banks	34,668,858	-	-	34,668,858
Total	34,668,858	-	-	34,668,858

Liabilities
Deposits and obligations with banks	26,200,921	-	15,903,489	10,297,432
Debt instruments issued and other obligations	10,718,997	-	10,718,997	-
Total	36,919,918	-	26,622,486	10,297,432

There was no transfer between levels 1 and 2 for the years ended June 30, 2020 and December 31, 2019.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 121

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 34

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following table presents the Bank’s activity for assets and liabilities measured at fair value on a recurrent basis using unobserved significant entries (Level 3) as of June 30, 2020 and 2019:

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2020	15,613	2,950
Total realized and unrealized profits (losses)
Included in statement of income	6,791	1,808
Included in other comprehensive income	(175)	-
Purchases, issuances, and loans (net)	-	-
Transfer	(7,111)	(1,202)
As of June 30, 2020	15,118	3,556

Total profits or losses included in comprehensive income at June 30, 2020 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2019	(495)	606

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2019	12,193	795

Total realized and unrealized profits (losses)
Included in statement of income	(1,841	398
Included in other comprehensive income	-	-
Purchases, issuances, and loans (net)	-	-

As of June 30, 2019	10,712	1,193

Total profits or losses included in comprehensive income at June 30, 2019 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2017	(1,841)	398

The realized and unrealized profits (losses) included in comprehensive income for 2020 and 2019, in the assets and liabilities measured at fair value on a recurrent basis through unobservable market data (Level 3) are recorded in the Interim Statement of Comprehensive Income in the associate line item.

The potential effect as of June 30, 2020 and 2019 on the valuation of assets and liabilities valued at fair value on a recurrent basis through unobservable significant entries (level 3), generated by changes in the principal assumptions if other reasonably possible assumptions that are less or more favorable were used, is not considered by the Bank to be significant.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 122

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 34

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following tables show the financial instruments subject to compensation in accordance with IAS 32, for 2020 and 2019:

	Linked financial instruments, compensated in balance
As of June 30, 2020	Gross amounts	Compensated in balance	Net amount presented in balance	Remains of unrelated and / or unencumbered financial instruments	Amount in Statements of Financial Position
	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million
Assets
Financial derivative contracts	13,498,113	-	13,498,113	72	13,498,185
Investments under resale agreements	-	-	-	-	-
Loans and accounts receivable from customers, and Interbank loans, net	-	-	-	34,309,374	34,309,374
Total	13,498,113	-	13,498,113	34,309,446	47,807,559

Financial derivative contracts	13,100,177	-	13,100,177	92	13,100,269
Investments under resale agreements	200,850	-	200,850	-	200,850
Déposits and interbank borrowings	-	-	-	32,009,889	32,009,889
Total	13,301,027	-	13,301,027	32,009,971	45,311,008

	Linked financial instruments, compensated in balance
As of December 31, 2019	Gross amounts	Compensated in balance	Net amount presented in balance	Remains of unrelated and / or unencumbered financial instruments	Amount in Statements of Financial Position
	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million
Assets
Financial derivative contracts	8,148,151	-	8,148,151	457	8,148,608
Investments under resale agreements	-	-	-	-	-
Loans and accounts receivable from customers, and Interbank loans, net	-	-	-	31,838,567	31,838,567
Total	8,148,151	-	8,148,151	31,839,024	39,987,175

Financial derivative contracts	7,388,145	-	7,388,145	2,509	7,390,654
Investments under resale agreements	380,055	-	380,055	-	380,055
Déposits and interbank borrowings	-	-	-	26,010,067	26,010,067
Total	7,768,200	-	7,768,200	26,012,576	33,780,776

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 123

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 35

RISK MANAGEMENT

Introduction and general description

The Bank, due to its activities with financial instruments is exposed to several types of risk. The main risks related to financial instruments that apply to the Bank are as follow:

Market risk: rises from holding financial instruments whose value may be affected by fluctuations in market conditions, generally including the following types of risk:

a.	Foreign excharge risk: this arises as a consequence of fluctuations in market interest rates,
b.	Interest rate risk: this arises as a consequence of fluctuations in market interest rates,
c.	Price risk: this arises as a consequence of changes in market prices, either due to factor specific to the instrument itself or due to factors that affect all the instruments negotiated in the market,
d.	Inflation risk: this arises as a consequence of changes in Chile’s inflation rate, whose effect would be mainly applicable to financial instruments denominated in UF.

Credit risk: this is the risk that one of the parties to a financial instrument fails to meet its contractual obligations for reason of insolvency or inability of the individuals or legal entitles in question to continue as a going concern, causing a financial loss to the other party.

Liquidity risk: is the possibility that an entity may be unable to meet its payment commitments, or that in order to meet them, it may have to raise funds with onerous terms or risk damage to its image and reputation.

Operating risk: this is a risk arising from human errors, system error, fraud or external events which may damage the Bank’s reputation, may have legal or regulatory implication, or cause financial losses.

Capital risk: is the risk that the Bank has insufficient quantity and / or quality of capital to meet the minimum requirements to operate as a bank, respond to market expectations regarding its creditworthiness and support the growth of its business and any strategies that may emerge in accordance with your strategic plan.

This note includes information on the Bank’s exposure to these risk an on its objetives, policies, and processes involved in their measurement and management.

Risk management structure

The Board of Directors is responsible for the establishment and monitoring of the Bank’s risk management structure and, to this end, has a corporate governance system in line with international recommendations and trends, adapted to the Chilean regulatory reality and adapted to best practices, advanced markets in which it operates, To better exercise this function, the Board of Directors has established the Comprehensive Risk Committee (“CIR”), whose main mission is to assist in the development of its functions related to the Bank’s control and risk management, Complementing the CIR in risk management, the Board also has 3 key committees: Assets and Liabilities Committee (CAPA), Markets Committee (“CDM”) and the Directors and Audit Committee (“CDA”), Each of the committees is composed of directors and executive members of the Bank’s management.

The CIR is responsible for developing Bank risk management policies in accordance with the guidelines of the Board of Directors, the Global Risk Department of Santander Spain and the regulatory requirements issued by the CMF, These policies have been created mainly to identify and analyze the risk faced by the Bank, establish risk limits and appropriate controls, and monitor risks and compliance with limits, The Bank’s risk management policies and systems are regularly reviewed to reflect changes in market conditions, and the products or services offered, The Bank, through the training and management of standards and procedures, aims to develop a disciplined and constructive control environment, in which all its employees understand their duties and obligations.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 124

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 35

RISK MANAGEMENT, continued

Market risk

Market risk arises as a consequence of the activity maintained in the markets, through financial instruments whose value may be affected by variations in market conditions, reflected in changes in the different assets and financial risk factors, The risk can be mitigated through hedges through other products (assets / liabilities or derivatives), or by undoing the operation / open position, The objective of market risk management is the management and control of exposure to market risk within acceptable parameters.

There are four major risk factors that affect market prices: interest rates, exchange rates, price, and inflation, Additionally, and for certain positions, it is also necessary to consider other risks, such as spread risk, base risk, commodity risk, volatility or correlation risk.

Market risk management

The internal management of the Bank to measure market risk is mainly based on the procedures and standards of Santander Spain, which are based on analyzing management in three main components:

- trading portfolio;

- local financial management portfolio;

- portfolio of foreign financial management,

The trading portfolio consists mainly of those investments valued at their fair value, free of any restriction for immediate sale and that are often bought and sold by the Bank with the intention of selling them in the short term in order to benefit from the short-term price variations, The financial management portfolios include all financial investments not considered in the trading portfolio.

The general responsibility for market risk lies with the ALCO, The Bank’s risk / finance department is responsible for the preparation of detailed management policies and their application in the Bank’s operations in accordance with the guidelines established by the ALCO and by the Global Risk Department of Banco Santander de España.

The functions of the department in relation to the trading portfolio entail the following:

i, apply “Value at Risk” (VaR) techniques to measure interest rate risk.

ii, adjust the trading portfolios to the market and measure the profit and daily loss of commercial activities.

iii, compare the real VAR with the established limits.

iv, establish procedures to control losses in excess of predetermined limits and

v, Provide information on the negotiation activities for the ALCO, other members of the Bank’s Management, and the Global Risk Department of Santander – Spain.

The functions of the department in relation to the financial management portfolios entail the following:

i, apply sensitivity simulations (as explained below) to measure the interest rate risk of activities in local currency and the potential loss foreseen by these simulations and

ii, provides the respective daily reports to the ALCO, other members of the Bank’s Management, and the Global Risk Department of Santander – Spain.

Market risk - Negotiation portfolio

The Bank applies VaR methodologies to measure the market risk of its trading portfolio, The Bank has a consolidated commercial position composed of fixed income investments, foreign currency trading and a minimum equity investment position, The composition of this portfolio consists essentially of bonds of the Central Bank of Chile, mortgage bonds and locally issued low-risk corporate bonds, At the end of the year, the trading portfolio did not present investments in stock portfolios.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 125

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 35

RISK MANAGEMENT, continued

For the Bank, the VaR estimate is made under the historical simulation methodology, which consists of observing the behavior of the losses and gains that would have occurred with the current portfolio if the market conditions of a certain historical period were in force, , from that information, infer the maximum loss with a certain level of confidence, The methodology has the advantage of accurately reflecting the historical distribution of market variables and of not requiring any specific probability distribution assumption, All VaR measures are intended to determine the distribution function for the change in the value of a given portfolio, and once this distribution is known, to calculate the percentile related to the level of confidence needed, which will be equal to the value at risk in virtue of those parameters, As calculated by the Bank, the VaR is an estimate of the maximum expected loss of the market value of a given portfolio within a 1-day horizon at a confidence level of 99,00%, It is the maximum loss of a day in which the Bank could expect to suffer in a certain portfolio with a 99,00% confidence level, In other words, it is the loss that the Bank would expect to exceed only 1,0% of the time, The VaR provides a single estimate of market risk that is not comparable from one market risk to another, The returns are calculated using a 2 year time window or at least 520 data obtained from the reference date of VaR calculation backwards in time.

The Bank does not calculate three separate VaRs, A single VaR is calculated for the entire trading portfolio, which, in addition, is segregated by type of risk, The VaR program performs a historical simulation and calculates a profit and loss statement (G & P) for 520 data points (days) for each risk factor (fixed income, currencies and variable income), The G & P of each risk factor is added and a consolidated VaR calculated with 520 data points or days, At the same time, the VaR is calculated for each risk factor based on the individual G & P calculated for each factor, Moreover, a weighted VaR is calculated in the manner described above but which gives a weight greater than the 30 most recent data points, The largest of the two VaRs is reported, In 2015 and 2014, the same VaR model was still used and there has been no change in methodology.

The Bank uses the VaR estimates to deliver a warning in case the statistically estimated losses in the trading portfolio exceed the prudent levels and, therefore, certain predetermined limits exist.

Limitations of the VaR model

When applying this calculation methodology no assumption is made about the probability distribution of changes in risk factors, simply use the changes observed historically to generate scenarios for the risk factors in which each of the positions will be valued, in portfolio.

It is necessary to define a valuation function fj (xi) for each instrument j, preferably the same one that it uses to calculate the market value and results of the daily position, This valuation function will be applied in each scenario to generate simulated prices of all the instruments in each scenario.

In addition, the VaR methodology must be interpreted considering the following limitations:

-	Changes in market rates and prices may not be independent and identically distributed random variables, nor may they have a normal distribution, In particular, the assumption of normal distribution may underestimate the probability of extreme market movements;

-	The historical data used by the Bank may not provide the best estimate of the joint distribution of changes in risk factors in the future, and any modification of the data may be inadequate, In particular, the use of historical data may fail to capture the risk of possible extreme and adverse market fluctuations regardless of the period of time used;

-	a 1-day time horizon may not fully capture those market risk positions that can not be liquidated or hedged in one day, It would not be possible to liquidate or cover all positions in a day;

-	VaR is calculated at the close of business, however trading positions may change substantially during the trading day;

-	The use of 99% confidence level does not take into account, nor does it make any statement about, the losses that may occur beyond this level of trust, and

-	The model as such VaR does not capture all the complex effects of the risk factors on the value of the positions or portfolios, and therefore, could underestimate the potential loss.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 126

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 35

RISK MANAGEMENT, continued

At no time in 2020 and 2019, the Bank exceeded the VaR limits in relation to the 3 components that make up the trading portfolio: fixed income investments, variable income investments and investments in foreign currency.

The Bank performs daily back-testing and, in general, it is discovered that trading losses exceed the estimated VaR almost one in every 100 trading days, At the same time, a limit was established for the maximum VaR that is willing to accept on the trading portfolio, In both 2020 and 2019, the Bank has remained within the maximum limit established for the VaR, even in those instances in which the real VaR exceeded the estimate.

The high, low and average levels for each component and for each year were the following:

VAR	2020 MMUSD	2019 MMUSD
Consolidated:
High	12.82	15.78
Low	1.94	1.33
Average	4.61	3.06
Fixed income investments:
High	11.96	9.77
Low	1.74	1.18
Average	3.57	2.33

Variable income investments:
High	0.01	0.01
Low	-	-
Average	-	-

Foreign currency investments
High	6.47	6.05
Low	0.71	0.10
Average	3.23	1.60

Market risk – local and foreign financial management

The Bank’s financial management portfolio includes most of the Bank’s assets and non-trading liabilities, including the loan / loan portfolio, For these portfolios, investment and financing decisions are heavily influenced by the Bank’s commercial strategies.

The Bank uses a sensitivity analysis to measure the market risk of local and foreign currency (not included in the trading portfolio), The Bank performs a scenario simulation which will be calculated as the difference between the present value of the flows in the chosen scenario (curve with parallel movement of 100 bp in all its tranches) and its value in the base scenario (current market) , All positions in local currency indexed to inflation (UF) are adjusted by a sensitivity factor of 0,57, which represents a change in the rate curve at 57 basis points in real rates and 100 basis points in nominal rates, The same scenario is carried out for net foreign currency positions and interest rates in US dollars, The Bank has also established limits regarding the maximum loss that these types of movements in interest rates may have on capital and net financial income budgeted for the year.

To determine the consolidated limit, the foreign currency limit is added to the local currency limit for both the net financial loss limit and the capital and reserve loss limit, using the following formula:

Bound limit = square root of a2 + b2 + 2ab

a: limit in national currency.

b: limit in foreign currency.

Since it is assumed that the correlation is 0. 2ab = 0.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 127

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 35

RISK MANAGEMENT, continued

Limitation of the sensitivity models

The most important assumption is the use of a change of 100 basis points in the yield curve (57 basis points for real rates), The Bank uses a change of 100 basis points given that sudden changes of this magnitude are considered realistic, The Global Risk Department of Santander Spain has also established comparable limits by country, in order to be able to compare, monitor and consolidate the market risk by country in a realistic and orderly manner.

In addition, the methodology of sensitivity simulations should be interpreted considering the following limitations:

- The simulation of scenarios assumes that the volumes remain in the Bank’s Consolidated Statement of Financial Position and that they are always renewed at maturity, omitting the fact that certain considerations of credit risk and prepayments may affect the maturity of certain positions.

- This model assumes an equal change in the entire performance curve of everything and does not take into account the different movements for different maturities.

- The model does not take into account the sensitivity of volumes resulting from changes in interest rates.

- The limits to the losses of budgeted financial income are calculated on the basis of expected financial income for the year that can not be obtained, which means that the actual percentage of financial income at risk could be greater than expected.

Market risk – Financial management portfolio.

	2020		2019
	Effect on financial income	Effect on capital	Effect on financial income	Effect on capital

Financial management portfolio – local currency (MCh$)
Loss limit	100,000	329,275	100,000	275,000
High	44,647	249,015	32,719	273,473
Low	26,492	214,596	12,686	145,338
Average	33,277	232,524	24,398	228,772
Financial management portfolio – foreign currency (Th$US)
Loss limit	37	62	30	75
High	19	42	20	35
Low	11	33	5	1
Average	13	38	12	12
Financial management portgolio (MCh$)
Loss limit	100,000	329,275	100,000	275,000
High	47,904	243,068	34,462	271,989
Low	25,111	210,706	15,236	143,836
Average	34,665	226,840	27,634	227,303

To fulfill its functions, the CIR works directly with the Bank’s risk and control departments, whose joint objectives include:

-	evaluate those risks that, due to their size, could compromise the solvency of the Bank, or that present potentially significant operational or reputation risks;
-	ensure that the Bank is provided with the means, systems, structures and resources in accordance with the best practices that allow for the implementation of the strategy in risk management;
-	ensure the integration, control and management of all Bank risks;
-	execute the application throughout the Bank and its businesses of homogeneous risk principles, policies and metrics;
-	develop and implement a risk management model in the Bank, so that the risk exposure is properly integrated in the different decision-making processes;
-	identify risk concentrations and mitigation alternatives, monitor the macroeconomic and competitive environment, quantify sensitivities and the foreseeable impact of different scenarios on the positioning of risks; Y
-	manage the structural liquidity risks, interest rates and exchange rates, as well as the Bank’s own resources base.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 128

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 35

RISK MANAGEMENT, continued

To comply with the aforementioned objectives, the Bank (Administration and ALCO) carries out several activities related to risk management, which include: calculating the risk exposures of the different portfolios and / or investments, considering mitigating factors (guarantees, netting , collaterals, etc,); calculate the probabilities of expected loss of each portfolio and / or investments; assign the loss factors to the new operations (rating and scoring); measure the risk values of the portfolios and / or investments according to different scenarios through historical simulations; establish limits to potential losses based on the different risks incurred; determine the possible impacts of structural risks in the Consolidated Statements of Results of the Bank; set the limits and alerts that guarantee the Bank’s liquidity; and identify and quantify operational risks by business lines and thus facilitate their mitigation through corrective actions.

The CDA is primarily responsible for monitoring compliance with the Bank’s risk management policies and procedures, and for reviewing the adequacy of the risk management framework in relation to the risks the Bank faces.

Credit risk

Credit risk is the risk that one of the parties to the financial instrument contract fails to comply with its contractual obligations due to insolvency or disability of natural or legal persons and causes a financial loss in the other party, For purposes of credit risk management, the Bank consolidates all the elements and components of credit risk exposure (eg risk of individual default by creditor, innate risk of a line of business or sector, and / or geographical risk).

Mitigation of credit risk for loans and accounts receivable

The Board of Directors has delegated responsibility for credit risk management to the Comprehensive Risk Committee (CIR) and the Bank’s risk departments whose roles are summarized as follows:

- Formulation of credit policies, in consultation with the business units, covering the requirements of guarantee, credit evaluation, risk rating and presentation of reports, documents and legal procedures in compliance with the regulatory, legal and internal requirements of the Bank.

- Establish the structure of the authorization for the approval and renewal of credit applications, The Bank structures levels of credit risk by placing limits on the concentration of that risk in terms of individual debtors, groups of debtors, segments of industries and countries, The authorization limits are assigned to the respective officers of the business unit (commercial, consumption, PYMEs) to be monitored permanently by the Administration, In addition, these limits are reviewed periodically, The risk assessment teams at branch level interact regularly with clients, however for large operations, the risk teams of the parent company and even the CIR, work directly with clients in the evaluation of credit risks and preparation of credit risk, credit applications, Inclusively, Banco Santander España participates in the process of approving the most significant loans, for example to clients or economic groups with debt amounts greater than US $ 40 million.

- Limit concentrations of exposure to customers, counterparts, in geographic areas, industries (for accounts receivable or credits), and by issuer, credit rating and liquidity (for investments).

- Develop and maintain the Bank’s risk classification in order to classify the risks according to the degree of exposure to financial loss faced by the respective financial instruments and with the purpose of focusing the management or risk management specifically on the associated risks.

- Review and evaluate credit risk The risk divisions of the Administration are largely independent of the commercial division of the bank and evaluate all credit risks in excess of the designated limits, prior to the approval of credits to customers or prior to the acquisition of specific investments, Credit renewals and revisions are subject to similar processes.

In the preparation of a credit request for a corporate client, the Bank verifies several parameters such as the debt service capacity (including, generally, projected cash flows), the client’s financial history and / or projections for the economic sector in which it operates, The risk division is closely involved in this process, All requests contain an analysis of the client’s strengths and weaknesses, a rating and a recommendation, The credit limits are not determined based on the outstanding balances of the clients, but on the direct and indirect credit risk of the financial group, For example, a limited company would be evaluated together with its subsidiaries and affiliates.

Consumer loans are evaluated and approved by their respective risk divisions (individuals, PYMEs) and the evaluation process is based on an evaluation system known as Garra (Banco Santander) and Syseva of Santander Banefe, both processes are decentralized, automated and they are based on a scoring system that includes the credit risk policies implemented by the Bank’s Board of Directors, The credit application process is based on the collection of information to determine the client’s financial situation and ability to pay, The parameters that are used to assess the credit risk of the applicant include several variables such as: income levels, duration of current employment, indebtedness, reports of credit agencies.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 129

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 35

RISK MANAGEMENT, continued

Mitigation of credit risk of other financial assets (investments, derivatives, commitments)

As part of the process of acquiring financial investments and financial instruments, the Bank considers the probability of uncollectibility of issuers or counterparties using internal and external evaluations such as independent risk evaluators of the Bank, In addition, the Bank is governed by a strict and conservative policy which ensures that the issuers of its investments and counterparties in transactions of derivative instruments are of the highest reputation.

In addition, the Bank operates with various instruments that, although they involve exposure to credit risk, are not reflected in the Consolidated Statement of Financial Position, such as: guarantees and bonds, documentary letters of credit, guarantee slips and commitments to grant loans.

The guarantees and bonds represent an irrevocable payment obligation, In the event that a guaranteed client does not fulfill its obligations with third parties who are liable to the Bank, the latter will make the corresponding payments, so that these transactions represent the same exposure to credit risk as a common loan.

Documentary letters of credit are commitments documented by the Bank on behalf of the client that are guaranteed by the merchandise shipped to which they are related and, therefore, have a lower risk than direct indebtedness, Guarantee slips correspond to contingent commitments that are made effective only if the client does not comply with the performance of works agreed with a third party, guaranteed by them.

When it comes to commitments to grant credit, the Bank is potentially exposed to losses in an amount equivalent to the unused total of the commitment, However, the probable amount of loss is less than the unused total of the commitment, The Bank monitors the maturity of credit lines because generally long-term commitments have a higher credit risk than short-term commitments.

Maximun credit risk exposure

For financial assets recognized in the Consolidated Statement of Financial Position, exposure to credit risk is equal to their book value, For financial guarantees granted, the maximum exposure to credit risk is the maximum amount that the Bank would have to pay if the guarantee were executed.

Below is the distribution by financial asset and off-balance a sheet commitments of the Bank’s maximum exposure to credit risk as of June 30, 2020 and december 31, 2019, without deduction of collateral, security interests or credit improvements recived:

		As of June 30, 2020	As of December 31, 2019
		Amount of exposure	Amount of exposure
	Note	MCh$	MCh$

Deposits in banks	5	3,028,504	2,693,342
Cash ítems in process of collection	5	375,238	355,062
Trading investments	6	208,237	270,204
Investments under resale agreements	-	-	-
Financial derivative contracts	7	13,498,185	8,148,608
Loans and accounts receivable from customers and interbank loans, net	8 y 9	34,309,374	31,838,568
Available for sale investments	10	5,294,192	4,010,272

Off-balance commitments:
Letters of credit issued	20	150,370	140,572
Foreign letters ofcredit confirmed	20	71,743	70,192
Guarantees	20	1,209,694	1,929,894
Available credit lines	20	8,857,816	8,732,422
Personal guarantees	20	388,610	451,950
Other irrevocable credit commitments	20	334,729	485,991
Total		67,726,692	59,127,077

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 130

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 35

RISK MANAGEMENT, continued

Regarding the quality of the credits, these are classified in accordance with what is described in the compendium of regulations of the CMF as of June 30, 2020 and December 31, 2019:

Category	As of June 30, 2020				As of December 31, 2019
Comercial Portfolio	Individual	Percentage	Allowance	Percentage	Individual	Percentage	Allowance	Percentage
	MCh$	%	MCh$	%	MCh$	%	MCh$	%

A1	22,726	0.06	6	-	99,042	0.31	34	0.00
A2	1,140,310	3.23	766	0.08	907,696	2.78	572	0.06
A3	2,380,211	6.7	3,956	0.40	2,213,921	6.77	3,434	0.38
A4	3,582,505	10.15	24,636	2.52	3,514,637	10.74	19,937	2.23
A5	2,845,652	8.06	37,558	3.84	2,226,246	6.81	29,599	3.31
A6	1,648,786	4.67	36,791	3.76	1,134,045	3.46	23,568	2.67
B1	698,099	1.98	17,807	1.82	603,202	1.85	10,689	1.21
B2	134,456	0.38	5,843	0.60	83,341	0.25	3,428	0.38
B3	87,632	0.25	7,249	0.74	85,851	0.27	4,590	0.51
B4	71,398	0.20	19,044	1.95	133,701	0.41	23,797	2.66
C1	170,158	0.48	3,403	0.35	158,437	0.48	3,169	0.35
C2	102,233	0.29	10,223	1.04	75,830	0.24	7,583	0.85
C3	56,960	0.16	14,240	1.46	48,601	0.14	12,150	1.36
C4	41,171	0.12	16,468	1.68	41,372	0.12	16,549	1.85
C5	55,162	0.16	35,855	3.66	44,904	0.13	29,188	3.27
C6	104,467	0.30	94,021	9.60	53,646	0.16	48,262	5.40
Subtotal	13,141,926	37.24	327,866	33.50	11,424,472	34.92	236,549	26.49

	Group	Percentage	Allowance	Percentage	Group	Percentage	Allowance	Percentage
	MCh$	%	MCh$	%	MCh$	%	MCh$	%
Commercial
Normal Portfolio	4,693,344	13.30	74,533	7.62	4,027,776	12.31	76,918	8.61
Impaired portfolio	454,289	1.29	208,709	21.32	462,583	1.41	198,975	22.27
Subtotal	5,147,633	14.59	283,242	28,94	4,490,359	13.72	275,893	30.88
Mortgage
Normal Portfolio	11,497,702	32.58	24,354	2,49	10,733,871	32.81	21,078	2.36
Impaired portfolio	433,061	1,23	43,248	4,44	529,124	1.62	47,383	5.31
Subtotal	11,930,763	33.81	67,782	6.93	11,262,995	34.43	68,461	7.67
Mortgage
Normal Portfolio	4,771,223	13.52	105,451	10.78	5,258,137	16.07	124,054	13.89
Impaired portfolio	296,408	0.84	194,248	19,85	280,920	0.86	188,191	21.07
Subtotal	5,067,641	14.36	299,699	30,63	5,539,057	16.93	312,245	34.96
Total	35,287,963	100.00	978,589	100.00	32,716,883	100.00	893,148	100.00

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 131

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 35

RISK MANAGEMENT, continued

As of June 30, 2020 and December 31, 2019, the Bank estimates that the credit quality of its other financial assets and financial liabilities is not significant for disclosure.

Regarding the individual evaluation portfolio, the different categories correspond to:

-	Categories A or Portfolio in Normal Compliance, is one that is made up of debtors whose ability to pay them it allows compliance with its financial obligations and commitments, and that according to the evaluation of its economic-financial situation, it is not seen that this condition changes in the short term.

-	Categories B or Substandard Portfolio, is one that contemplates debtors with financial difficulties or significant worsening of their ability to pay and over which there are reasonable doubts about the total reimbursement of principal and interest in the terms agreed upon, showing a low slack to meet with your financial obligations in the short term.

-	Categories C or Portfolio in Default, is made up of those debtors whose recovery is considered remote, since they show a deteriorated or no capacity to pay.

As for the group evaluation portfolios, a joint evaluation of the operations that compose it is carried out.

Refer to Note 28 for details of impaired Bank loans and their respective provisions. Also refer to the Note 17 for a breakdown of the maturities of the Bank’s financial assets.

Exposure to credit risk in derivative contracts with abroad

As of June 30, 2020, the Bank’s foreign exposure, including the counterparty risk in the derivative portfolio, was USD 2,227 million or 1,78% of the assets, In the table below, the exposure to derivative instruments is calculated using the equivalent credit risk, which is equal to the net value of the replacement plus the maximum potential value, considering the collateral in cash, which mitigates the exposure.

Below, additional details are included regarding our exposure to those countries that have a rating of 1 and that correspond to the largest exposures, The following is the exposure as of June 30, 2020, considering the fair value of the derivative instruments.

Country	Clasification	Derivative instrument
		(adjusted to market)	Deposits	Loans	Financial investments	Total exposure
		MM USD	M USD	M USD	M USD	M USD
Colombia	2	1.42	-	-	-	1.42
Italia	2	-	2.00	0.58	-	2.56
México	2	8.87	0.04	-	-	8.91
China	2	-	-	3.76	-	3.76
Panamá	2	6.10	-	-	-	6.10
Perú	2	1.90	-	-	0.03	1.93
Total		18.29	2.04	4.35	-	24.68

The total amount of this exposure to derivative instruments must be offset daily with the collateral and, therefore, the exposure to net loans is USD $ 0.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 132

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 35

RISK MANAGEMENT, continued

Our exposure to Spain within the group is as follows:

Counterpart	Country	Clasification	Derivative intruments (adjusted to market) M USD	Deposits M USD	Loans M USD	Financial investments M USD	Total exposure M USD
Banco Santander España (*)	España	1	300.41	147.97	0.77	-	449.15

(*) The total amount of this exposure to derivative instruments must be offset daily with the collateral and, therefore, the exposure to net loans is USD $0. We include our exposure to the Santander branches in New York and Hong Kong as exposure to Spain.

Impairment of other financial instruments

As of June 30, 2020 and Decemeber 31, 2019, the Bank did not have significant impairments in its financial assets other than credits and/or accounts receivable.

Security interests and credit improvements

The maximum exposure to credit risk, in some cases, is reduced by guarantees, credit enhancements and other actions that mitigate the Bank’s exposure, Based on this, the constitution of guarantees is a necessary but not sufficient instrument in the granting of a loan; therefore, the acceptance of risk by the Bank requires the verification of other variables or parameters such as the ability to pay or generate resources to mitigate the risk incurred.

The procedures for the management and valuation of guarantees are included in the internal risk management policy, These policies establish the basic principles for the management of credit risk, which includes the management of guarantees received in transactions with customers, In this sense, the risk management model includes assessing the existence of appropriate and sufficient guarantees that allow the recovery of the loan to be carried out when the debtor’s circumstances do not allow it to meet its obligations.

The procedures used for the valuation of the guarantees are in accordance with the best practices of the market, which involve the use of valuations in real estate guarantees, market price in stock values, value of the shares in an investment fund, etc, All the collateral received must be properly instrumented and registered in the corresponding registry, as well as having the approval of the Bank’s legal divisions.

The Bank also has rating tools that allow ordering the credit quality of operations or clients, In order to study how this probability varies, the Bank has historical databases that store the information generated internally, The qualification tools vary according to the segment of the analyzed client (commercial, consumption, SMEs, etc,).

The following is a breakdown of impaired and non-impaired financial assets that have collateral, collateral or credit enhancements associated with the Bank as of June 30, 2020 and Decemeber 31, 2019:

	As of June, 2020	As of December, 2019
	MCh$	MCh$
Non-impaired financial assets:
Properties/mortgages	23,923,753	23,371,510
Investments and others	2,884,668	2,785,219
Impaired financial assets:
Properties/mortgages	1,210,032	1,245,971
Investments and others	494,779	565,951
Total	28,513,232	27,968,651

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 133

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 35

RISK MANAGEMENT, continued

Liquidity risk

Liquidity risk is the risk that the Bank has difficulties in complying with the obligations associated with its financial obligations.

Liquidity risk management

The Bank is exposed daily to requirements of cash funds from several banking transactions such as current account drafts, payments of term deposits, guarantee payments, disbursements of derivative operations, etc, As is inherent in banking activity, the Bank does not hold funds in cash to cover the balance of those positions, since experience shows that only a minimum level of these funds will be withdrawn, which can be foreseen with a high degree of certainty.

The Bank’s approach to liquidity management is to ensure, to the extent possible, that it always has sufficient liquidity to meet its obligations at maturity, under normal circumstances and stress conditions, without incurring unacceptable losses or risking risk, of damage to the reputation of the Bank, The Board sets limits on a minimum portion of funds to be made available to meet such payments and on a minimum level of inter-bank operations and other lending facilities that should be available to cover drafts at unexpected levels of demand, which is reviewed periodically, On the other hand, the Bank must comply with regulatory limits dictated by the CMF for the mismatches of terms.

These limits affect the mismatches between future income and expenditure flows of the Bank considered individually and are the following:

i, Mismatches of up to 30 days for all currencies, up to once the basic capital;

ii, mismatches of up to 30 days for foreign currencies, up to once the basic capital; Y

iii, mismatches of up to 90 days for all currencies, twice the basic capital.

The treasury department receives information from all the business units on the liquidity profile of its financial assets and liabilities and details of other projected cash flows derived from future businesses, According to this information, treasury maintains a portfolio of liquid assets in the short term, composed largely of liquid investments, loans and advances to other banks, to ensure that the Bank maintains sufficient liquidity, The liquidity needs of the business units are met through short-term transfers from treasury to cover any short-term fluctuation and long-term financing to address all structural liquidity requirements.

The Bank monitors its liquidity position on a daily basis, determining the future flows of its expenses and revenues, In addition, stress tests are carried out at the end of each month, for which a variety of scenarios are used, covering both normal market conditions and fluctuation conditions, The liquidity policy and procedures are subject to review and approval by the Bank’s Board of Directors, Periodic reports are generated detailing the liquidity position of the Bank and its affiliates, including any exceptions and corrective measures adopted, which are regularly reviewed by the ALCO.

The Bank is based on client (retail) and institutional deposits, bonds with banks, debt instruments and time deposits as its main sources of financing, Although most of the obligations with banks, debt instruments and time deposits have maturities of more than one year, customer and retail deposits tend to have shorter maturities and a large proportion of them are payable within 90 days, days, The short-term nature of these deposits increases the liquidity risk of the Bank and therefore the Bank actively manages this risk by constantly monitoring market trends and price management.

Exposure to liquidity risk

One of the key measures used by the Bank to manage liquidity risk is the proportion of net liquid assets to customer deposits, For this purpose, the net liquid assets must include cash / cash, cash equivalents and debt investments for which there is an active and liquid market minus the deposits of the banks, fixed income securities issued, loans and other commitments maturing in next month, A similar measure, but not identical, is used as a calculation to measure the Bank’s compliance with the liquidity limit established by the CMF, where the Bank determines the mismatch between its rights and obligations according to maturity according to the estimated performance.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 134

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 35

RISK MANAGEMENT, continued

The proportions of the mismatches at 30 days in relation to capital and 90 days in relation to 2 times the capital are shown in the following table:

	As of June 30, 2020	As of December 31, 2019
	%	%
30 days	10	63
30 days foreign	18	-
90 days	32	79

Following is a breakdown, by contractual maturities, of the balances of the Bank’s assets and liabilities as of June 30, 2020 and december 31, 2019, considering also those unrecognized commitments:

As of June 30, 2020	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Asset expiration (Note 17)	5,931,529	4,152,215	2,650,693	7,769,328	9,694,736	8,281,864	21,300,766	59,781,131
Expiration of liabilities (Note 17)	(16,009,240)	(8,264,476)	(5,167,971)	(6,372,311)	(5,834,718)	(5,183,688)	(9,594,071)	(56,426,475)
Net expiration	(10,077,711)	(4,112,261)	(2,517,278)	1,397,017	3,860,018	3,098,176	11,706,695	3,354,656

Unrecognized loan / credit commitments

Guarantees and bonds	-	(4,238)	(20,170)	(335,324)	(28,843)	-	-	(388,576)
Letters of credit from abroad confirmed	-	(13,923)	(50,040)	(6,393)	(1,159)	-	-	(71,514)
Letters of documentary credits issued	-	(31,709)	(74,706)	(31,832)	(4,997)	-	-	(143,244)
Guarantee	-	(55,796)	(376,358)	(894,559)	(532,099)	(120,054)	(18,815)	(1,997,681)
Net maturity, including commitments	(10,077,711)	(4,217,927)	(3,038,553)	128,909	3,292,920	2,978,122	11,687,880	753,641

As of December 31, 2019	A la vista	Hasta 1 mes	Entre 1 y 3 meses	Entre 3 y 12 meses	Entre 1 y 3 años	Entre 3 y 5 años	Más de 5 años	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Asset expiration (Note 17)	4,539,389	4,513,787	2,813,147	7,255,064	8,078,287	5,720,027	16,465,316	49,385,017
Expiration of liabilities (Note 17)	(11,793,782)	(6,641,245)	(6,747,894)	(5,610,834)	(4,439,984)	(3,425,089)	(6,200,485)	(44,859,313)
Net expiration	(7,254,393)	(2,127,458)	(3,934,747)	1,644,230	3,638,303	2,294,938	10,264,831	4,525,704

Unrecognized loan / credit commitments

Guarantees and bonds	-	(30,356)	(9,009)	(318,024)	(93,814)	(747)	-	(451,950)
Letters of credit from abroad confirmed	-	(25,492)	(1,808)	(11,305)	(31,587)	-	-	(70,192)
Letters of documentary credits issued	-	(33,207)	(347)	(33,438)	(73,580)	-	-	(140,572)
Guarantee	-	(144,363)	(546,369)	(902,737)	(216,472)	(97,661)	(22,292)	(1,929,894)
Net maturity, including commitments	(7,254,393)	(2,360,876)	(4,492,280)	378,726	3,222,850	2,196,530	10,242,548	1,933,096

The above tables show the undiscounted cash flows of the Bank’s financial assets and liabilities on the estimated maturity basis. The expected cash flows of the Bank from these instruments can vary considerably compared to this analysis. For example, demand deposits are expected to remain stable or have an increasing trend, and unrecognized loan commitments are not expected to be executed all that have been arranged, In addition, the above breakdown excludes available lines of credit, since they lack contractual defined maturities.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 135

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 35

RISK MANAGEMENT, continued

Operating risk

Operational risk is the risk of direct or indirect losses arising from a wide variety of causes related to the Bank’s processes, personnel, technology and infrastructure, and external factors that are not credit, market or liquidity, such as those related to legal or regulatory requirements, Operating risks arise from all Bank operations.

The objective of the Bank is the management of operational risk in order to mitigate economic losses and damages to the Bank’s reputation with a flexible structure of internal control.

The Bank’s Administration has the primary responsibility for the development and application of controls to deal with operational risks, This responsibility is supported by the overall development of the Bank’s standards for operational risk management in the following areas:

- Requirements for the proper segregation of functions, including the independent authorization of operations

- Requirements for reconciliation and supervision of transactions
- Compliance with applicable legal and regulatory requirements

- Documentation of controls and procedures

- Requirements for the periodic evaluation of the applicable operational risks, and the adequacy of the controls and procedures to deal with the identified risks

- Requirements for the disclosure of operating losses and the proposed corrective measures

- Development of contingency plans

- Training and professional development / training

- Establishment of business ethics standards

- Reduction or mitigation of risks, including contracting insurance policies if they are effective.

Compliance with Bank regulations is supported by a program of periodic reviews carried out by the Bank’s internal audit and whose examination results are presented internally to the management of the business unit examined and to the Directors and Audit Committee.

The Bank operates mainly in Chile, therefore most of its financial instruments are concentrated in that country. Refer to Note No. 09 of the Consolidated Interim Financial Statements for a detail of the concentration by industry of the Bank’s credits and accounts receivable.

Capital risk

The Group defines capital risk as the risk that the Group or any of its companies may have an insufficient amount and/or quality of capital to: meet the minimum regulatory requirements in order to operate as a bank; respond to market expectations regarding its creditworthiness; and support its business growth and any strategic possibilities that might arise, in accordance with its strategic plan.

The objectives in this connection include most notably:

•	To meet the internal capital and capital adequacy targets.
•	To meet the regulatory requirements.
•	To align the Bank’s strategic plan with the capital expectations of external agents (rating agencies, shareholders and investors, customers, supervisors, etc.)
•	To support the growth of the businesses and any strategic opportunities that may arise.

The Group has a capital adequacy position that surpasses the levels required by regulations,

Capital management seeks to optimize value creation at the Bank an at its different business segment, The Bank continuously evaluates it risk-return ratios through its basic capital, effective net equity, economic capital and return on equity, With regard to capital adequacy, the Banks conducts its internal process based on the CMF standards which are based on Basel Capital Accord (Basel I), Economic capital is the capital required to support all the risk of the business activity with a given solvency level.

Capital is managed according to the risk environment, the economic performance of Chile and the business cycle, Board may modify our current equity policies to address changes in the mentioned risk environment.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 136

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 35

RISK MANAGEMENT, continued

Capital minimum

Under the General Banking Law, a bank is required to have a minimum of UF800,000 (approximately Ch$22,878 million or U.S.$ 26,8 million as of June 30, 2020) of paid-in capital and reserves, calculated in accordance with Chilean GAAP.

Capital requirement

Chilean banks are required by the General Banking Law to maintain regulatory capital of at least 8% of risk-weighted assets, net of required loan loss allowance and deductions, and paid-in capital and reserves (“basic capital”) of at least 3% of total assets, net of required loan loss allowances, Regulatory capital and basic capital are calculated based on the consolidated financial statements prepared in accordance with the Compendium of Accounting Standards issued by the CMF, As we are the result of the merger between two predecessors with a relevant market share in the Chilean market, we are currently required to maintain a minimum regulatory capital to risk-weighted assets ratio of 11%, As of June 30, 2020, the ratio of our regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, was 12.74% and our core capital ratio was 6.96%.

Regulatory capital is defined as the aggregate of:

• a bank’s paid-in capital and reserves, excluding capital attributable to subsidiaries and foreign branches or basic capital;

• its subordinated bonds, valued at their placement price (but decreasing by 20,0% for each year during the period commencing six years prior to maturity), for an amount up to 50,0% of its basic capital; and

• its voluntary allowances for loan losses for an amount of up to 1,25% of risk weighted-assets.

On April 20, 2020, the CMF issued this circular that modifies numeral 3.1 of Title I of the aforementioned chapter where it may be added to the additional provisions referred to in letter b), within the limit of 1.25% indicated there , an amount of up to 15% of the guarantees that cover the risk-weighted assets, the guarantees that correspond to guarantees or re-guarantees granted by the Chilean Treasury, CORFO and FOGAPE.

The levels of basic capital and effective net equity at the close of each period are as follows:

			Ratio

	As of June 30, 2020	As of December 31, 2019	As of June 30, 2020	As of December 31, 2019
	MCh$	MCh$	%	%
Basic capital	3,613,823	3,390,823	6.83	6.96
Regulatory capital	5,280,213	4,304,401	14.57	12.86

Concentration of risk

The Bank operates mainly in Chile, so most of its financial instruments are concentrated in that country, Refer to Note 09 of the financial statements for a breakdown of the concentration by industry of the Bank’s receivables and accounts receivable.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 137

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 36

NON-CURRENT ASSETS HELD FOR SALE

Banco Santander has embarked on an internal process of developing its acquisition network, thereby abandoning investments in the companies that provided such services. Therefore, senior management has engaged in a buyer search plan for such shareholdings.

As required by IFRS 5, the Bank has presented the non-current asset classified as held for sale by isolating it from the rest of the investments in associates, in the same way it has presented the income associated with said investments as non-current results in a comparative way.

Given the facts and circumstances arising from the social contingency in Chile and the global pandemic due to Covid-19 (situations beyond the Bank’s control), the process of sale of the shares has taken a longer time than initially estimated, however the Bank continues committed to the sale plan for said assets and to its acquisition network development plan, evidenced by the recent creation of a payment card operating company and the active search for potential buyers.

The following investments in associates were classified to non-current assets held for sale:

		As of June 30, 2020		As of December 31, 2019
	Participation	Assets	Result	Assets	Result
	%	MCh$	MCh$	MCh$	MCh$
Transbank	25.00	19,093	-	19,093	1,442
Nexus	-	-	-	357	136
Redbanc	33.43	2,944	-	2,944	121
Totales		22,037	-	22,394	1,699
(*)	By public deed dated January 22, 2020, the sale of 79,577 shares that Banco Santander Chile held with Nexus S.A. was materialized with Banco Itau-Corpbanca, thus completing the total sale of the stake that the Bank held in Nexus S.A.

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 138

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2020 AND 2019 (UNAUDITED) AND DECEMBER 31, 2019

NOTE 37

SUBSEQUENT EVENTS

Companies

On July 6, 2020, and communicated through an essential event, Banco Santander Chile has attended the registration of a new subsidiary and support company for the business called “Sociedad operadora de Tarjeta de Pago Santander Getner Chile SA”, with prior authorization granted by the CMF through resolution No. 3223 dated June 30, 2020, whose purpose is the operation of credit cards, debit cards and payment cards with provision of funds, in accordance with the provisions of the Bank’s regulations Central de Chile and the CMF. This is a subsidiary company and support to the business of Banco Santander-Chile, which has a 99.99% stake together with Santander Asesorias Financieras Limitada with a 0.01% participation.

Additonal provisions

On July 15, 2020, the Bank’s Board of Directors approved the constitution of additional voluntary provisions for an amount of $ 30,000 million, in order to mitigate possible future effects of the current health crisis on the Bank’s loan portfolio.

Regulations

Provisions related to financing with a FOGAPE Covid-19 guarantee

On July 17, 2020, the CMF instructed how the effect of the deductible should be considered in the calculation of provisions and the conditions under which the credit risk of the direct debtor can be substituted for the credit quality of FOGAPE. Additionally, on July 21, 2020, the CMF issued Circular No. 2,264 establishing the reporting requirements associated with the provisions for the FOGAPE Covid-19 guarantee deductible.

The Bank is working on determining the effect associated with the implementation of both regulations, an effect that is preliminarily estimated as a greater need for provisions in an approximate range of $ 35,000 to $ 40,000 million, which will be established in the form and terms to be determined by the regulator, once the regulatory clarification process initiated by the Association of Banks with the CMF has concluded.

There are no other subsequent events that occurred between July 1, 2020 and the date of issuance of these Consolidated Interim Financial Statements (July 27, 2020) to be disclosed.

JONATHAN COVARRUBIAS H. Chief Accounting Officer	MIGUEL MATA HUERTA Chief Executive Officer

Consolidated Interim Financial Statements June 2020 / Banco Santander-Chile 139